                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
     Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

                        Southwest Iowa Renewable Energy, LLC
                        ------------------------------------
                          (Exact name of registrant as
                            specified in its charter)

              Iowa                                       20-2735046
              ----                                       ----------
  (State or other jurisdiction              (I.R.S. Employer Identification No.)
 of incorporation or organization)

2101 42nd Avenue, Council Bluffs, Iowa                     51501-8409
--------------------------------------                     ----------
(Address of principal executive offices)                   (Zip code)

Registrant's phone number, including area code:        (712) 366-0392

Securities to be registered pursuant to Section 12(b) of the Act:

        Title of each class                  Name of each exchange on which
        to be so registered                  each class is to be registered
 -------------------------------------    -------------------------------------

Securities to be registered pursuant to Section 12(g) of the Act:

                                 Series A Units
                                 --------------
                                (Title of class)

                        TABLE OF CONTENTS

Item Number  Item Matter                                                                Page Number

Item 1.      Business.                                                                       1

Item 1A.     Risk Factors.                                                                  16

Item 2.      Financial Information.                                                         31

Item 3.      Properties.                                                                    42

Item 4.      Security Ownership of Certain Beneficial Owners and Management.                42

Item 5.      Directors and Executive Officers.                                              43

Item 6.      Executive Compensation.                                                        45

Item 7.      Certain Relationships and Related Transactions, and Director Independence.     47

Item 8.      Legal Proceedings.                                                             49

Item 9.      Market Price of and Dividends on the Registrant's Common Equity and            49
             Related Stockholder Matters.

Item 10.     Recent Sales of Unregistered Securities.                                       49

Item 11.     Description of Registrant's Securities to be Registered.                       50

Item 12.     Indemnification of Directors and Officers.                                     51

Item 13.     Financial Statements and Supplementary Data.                                   51

Item 14.     Change in and Disagreements with Accountants on Accounting and                 51
             Financial Disclosure.

Item 15.     Financial Statements and Exhibits.                                             51

                              (i)

                           FORWARD LOOKING STATEMENTS

     This  registration  statement  contains  forward-looking   statements  that
involve future events, our future performance and our expected future operations and actions.  In some cases you can identify  forward-looking  statements by the use of words such as "may," "should," "anticipate," "believe," "expect," "plan,"
"future,"  "intend,"  "could,"   "estimate,"   "predict,"  "hope,"  "potential,"
"continue," or the negative of these terms or other similar  expressions.  These forward-looking  statements  are  only  our  predictions  and  involve  numerous assumptions,  risks and uncertainties.  Our actual results or actions may differ materially from these forward-looking statements for many reasons, including the following factors:

     o    Overcapacity in the ethanol industry;
     o    Our  ability  to  obtain  the debt  financing  necessary  to  complete construction of our plant and commence operations;
     o    Changes in our business strategy,  capital improvements or development plans;
     o    Construction  delays and technical  difficulties in  constructing  the plant;
     o    Changes in the environmental  regulations that apply to our plant site and operations;
     o    Our ability to hire and retain key  employees for the operation of the plant;
     o    Changes in general  economic  conditions or the  occurrence of certain events  causing  an  economic  impact  in  the  agricultural,  oil  or automobile industries;
     o    Changes  in the  availability  and  price of  electricity,  steam  and natural gas;
     o    Changes in federal and/or state laws (including the elimination of any federal and/or state ethanol tax incentives);
     o    Changes and advances in ethanol production technology; and competition from alternative fuel additives.

     Our actual results or actions could and likely will differ  materially from those anticipated in the forward-looking  statements for many reasons, including the reasons described in this registration  statement. We are not under any duty
to  update  the  forward-looking   statements  contained  in  this  registration
statement. We cannot guarantee future results,  levels of activity,  performance or achievements. We caution you not to put undue reliance on any forward-looking statements, which speak only as of the date of this report. You should read this registration  statement and the documents that we reference in this registration statement and have filed as exhibits  completely and with the understanding that our actual  future  results may be materially  different  from what we currently expect.  We qualify all of our  forward-looking  statements by these  cautionary statements.

Item 1. Business.

General

     Southwest Iowa Renewable  Energy,  LLC (the  "Company,"  "we" or "us") is a
development  stage Iowa limited  liability company which was formed on March 28,
2005 to  develop,  construct,  own and  operate a 110  million  gallon  dry mill corn-based ethanol plant near Council Bluffs, Iowa (the "Facility").  Based upon engineering  specifications from ICM, Inc. ("ICM"), our primary constructor,  we expect the Facility to process  approximately  39.3 million  bushels of corn per year into 110 million  gallons of denatured fuel grade ethanol,  300,000 tons of distillers' dry grains with solubles ("DDGS") and 50,000 tons of wet distillers'
grains with soluble ("WDGS," together with DDGS,  "Distillers Grains"). The fuel grade ethanol will be sold in limited  markets  throughout the United States and
Distillers  Grains sold in  surrounding  communities  in  southwestern  Iowa and southeastern Nebraska.

     Our Facility is located in Pottawattamie County in southwestern Iowa. It is near two major interstate  highways,  within a half a mile of the Missouri River and will have  access to five major rail  carriers.  This  location  is in close proximity to raw materials and product market access.  The Facility will receive corn and chemical deliveries primarily by truck but will be able to utilize rail delivery if  necessary.  The site has access to water from ground wells and from the Missouri  river.  In addition to close  proximity to the Facility's  primary energy source,  steam, there are two natural gas providers available,  both with infrastructure immediately accessible.

     To execute our business plan, we raised capital  through two  offerings--an initial  seed round in the fourth  quarter of 2005 and a secondary  round in the first quarter of 2006--and on May 2, 2007, we entered into a $126,000,000 credit facility ("Credit Agreement") with AgStar Financial Services, PCA ("Agent"),  as agent for a syndicate group of lenders.  As discussed in more detail below under
Item 2. Financial Information--Management's Discussion and Analysis of Financial
Condition  and  Results of  Operations--Recent  Developments,  we are  presently attempting to amend the terms of our primary  lending  agreements and enter into arrangements with our key equity holders and operational partners, ICM and Bunge
North  America,   Inc.  (a  wholly  owned   subsidiary  of  Bunge   Limited,   a
publicly-traded,  global agribusiness company) ("Bunge"),  in order to resolve a construction budget shortfall of $31,000,000.  Such shortfall has lead the Agent to inform us we will not be able to borrow under the Credit  Agreement until the shortfall  is  resolved,  and it  has  also  lead  ICM  to  reduce  construction activities and project a construction delay until the shortfall is resolved.

     Information  respecting our losses, assets, and other financial information is contained below under Item 15 "Financial Statements."

Primary Contractors

     We have entered into  contracts  with various  contractors to construct the
Facility,  though our primary contractors are ICM, Todd & Sargent, Inc. ("T&S"), and HGM Associates,  Inc. ("HGM").  Below are summaries of the contracts we have with these three parties.

     On September  25, 2006,  we entered  into an  Agreement  Between  Owner and
Design/Builder  on the Basis of Stipulated  Price with ICM (the "ICM Contract"), which provides that ICM will design and construct a dry mill fuel-grade  ethanol plant,  capable of producing 110 million gallons of denatured fuel-grade ethanol per  year  and  338,000  tons  of  DDGS.  For  such  services  we  will  pay ICM approximately  $118,000,000,  but the total cost of work may increase based upon changes in the work to be performed.  On January 11, 2008,  ICM notified us that
due  to  our  funding   issues   discussed   below   under  Item  2.   Financial
Information--Management's  Discussion  and Analysis of Financial  Condition  and
Results of Operations--Recent Developments,  additional time will be required to complete  the work under the ICM  Contract.  Assuming  our budget  shortfall  is resolved  immediately,  we expect the design and construction of the Facility to be  substantially  completed  in the fourth  quarter  of 2008.  In  addition  to designing and building the Facility,  ICM will provide training to our employees to operate the Facility through a six week training course.

     Under the ICM  Contract,  ICM has the right to stop  work,  upon seven days written  notice  to us,  if we do not pay ICM  amounts  coming  due that we have certified for payment;  provided,  however,  ICM may not stop work if there is a good faith  dispute  regarding  the amount of payment  due. ICM has the right to terminate  the ICM  Contract  on seven  days  written  notice if (i) the work is suspended,  without  fault on the part of ICM, by us or by order of the court or other public authority for a period of more than 90 days, or (ii) we fail to pay
ICM undisputed  amounts within 30 days of receiving an application  for payment.
We may suspend ICM's performance at any time and without cause for up to 90 days by  providing  written  notice  to ICM and the date on which  performance  is to resume. In addition,  we may terminate the ICM Contract for cause for any of the following  reasons:  (w) ICM fails to perform  its work in  accordance  with the agreement,  (x) ICM intentionally or willfully disregards any law or regulation,
(y) ICM materially  breaches any provision of the agreement,  or (z) ICM becomes financially  insolvent,  files for a  voluntary  petition of  bankruptcy,  or an involuntary petition of bankruptcy is filed and not dismissed within 180 days of such filing.

     On December  18,  2006,  we entered  into a Standard  Form of  Design-Build
Agreement and General Conditions Between Owner and Contractor with T&S (the "T&S
Contract"), under which TS agreed to provide us with the design and construction of a 1,000,000  bushel grain receiving and storage facility and Distillers Grain storage  facility.  The  work  provided  for  under  the T&S  Contract  is to be substantially  completed no later than May 5, 2008. For its services,  we agreed to pay T&S  $9,745,000,  subject to any change  orders.  The T&S Contract can be terminated by T&S if (i) the work has stopped for a 90 day period due to a court order, a national  emergency or other  government act which results in a lack of available  materials,  (ii) work stopping for at least 90 days as a result of us suspending the work or our failure to pay (work can be stopped 30 days after our failure  to pay),  (iii)  our  material  delay of  T&S's  performance,  (iv) our material  breach of the T&S Contract,  or (v) our failure to furnish  reasonable evidence  that we will be able to pay the costs of the project as they come due.
We can  terminate  the

T&S Contract if T&S breaches the  agreement in specified  ways.  If we terminate the T&S  Contract  after  commencement  of  construction,  we  agreed  to pay an additional 5% of the remaining balance of the contract price.

     On November 27, 2006,  we entered into an  Engineering  Services  Agreement with HGM (the "HGM Contract").  Under the HGM Contract, HGM agreed to provide us with professional design services for the development,  design, and construction of our Facility. Such services include geotechnical coordination,  site grading, utilities (including wells and water mains, natural gas, sanitary sewer, process sewer  outfall,  and fire loop),  substation  coordination,  a  landscape  plan,
construction   staking,   construction   administration,   a  resident   project
representative,  compaction and material testing coordination,  record drawings, and site coordination.

     We have agreed to pay HGM either hourly rates or fixed prices, depending on the services.  The fixed prices total $93,200 for plant site grading  revisions, the plant road design, the water well and raw water main, the outfall sewer, the sanitary  sewer/collection/lift station, the potable water system the fire main, the landscape plan, and natural gas.  Hourly fees will be paid for  geotechnical coordination, construction staking and construction administration; in addition, hourly fees will be paid for (i) any  additional  services added at a later date and  (ii)  any  revisions  made  by us  requiring  HGM to  change  any  plan  or specifications.  The hourly  fees  range from $35 to $280 per hour.  There is no estimated  total cost for any hourly  services.  In addition  to these fees,  we agreed  to  reimburse  HGM  for  direct  non-salary  expenses  including  travel expenses,  reproduction costs and computer plots, postage, express mail, courier services and handling of drawings, renderings, artwork, models, photography, and other deliverables.  The estimated cost of such reimbursable  expense is $1,300, but the actual amount may exceed such estimate.

     Either party may terminate the HGM Contract for cause upon at least 14 days notice.  Termination for cause includes  violation of the covenants,  agreements and  stipulations  of the  HGM  Contract  and  nonpayment  by  us.  In  lieu  of termination due to our nonpayment, HGM may elect to suspend its services. If HGM elects to suspend its services due to  nonpayment,  HGM has no liability for any delay or damage caused.  In addition to termination  for cause, we may terminate the HGM Contract for any reason with at least 30 days notice to HGM.

Status of Plant Construction

     With the proceeds of our two equity offerings, we began construction of our
Facility in February of 2007 with  grading and GeoPier  installation.  T&S began work on the grain and DDGS silos in February,  2007, with the silos being poured the end of July and the DDG building being set and sided in October, 2007. As of
January 15, 2008,  the status of the various  components of the Facility were as follows:

     *    The fire loop is complete,  and the north, east and south sides of the plant area are fenced.
     *    The grain receiving silos and the DDGS silo are structurally  complete and we are installing equipment in them.
     *    The DDGS building,  the cooling tower,  the  fermentation  and storage tanks,  the  potable  water  system,  and the  septic  system  are all substantially complete.
     *    The water treatment building is 75% complete.
     *    The  foundation  and  slab  for the  process  area  are  complete  and structural steel is being installed.
     *    The slab and  foundation  work for the  dryer  building  is  complete, awaiting dryers to be installed.
     *    We have begun foundation work for the steam building.
     *    The storm water drainage system is complete.
     *    We have  completed  the  majority  of work on the  rail  line  and the railroad bridge over Pony Creek.

Plan of Operation for Remainder of Fiscal Year 2008

     Generally

     Throughout  the remainder of our fiscal year 2008, we plan first  resolving our budget  shortfall  and then working  toward  completion  of the Facility and commencement  of  operations,  which we  presently  anticipate  achieving in the fourth quarter of 2008 (assuming the budget shortfall is immediately  resolved).
We do not  presently,  nor intend to in the  future,  conduct  any  research  or development activities.

     Employees

     The  Company  had six full time  employees  as of  December  31,  2007.  We anticipate  hiring an additional 45 employees in late second quarter of 2008, at least  six  weeks  before  operations.  We are  not  subject  to any  collective bargaining  agreements  and we have  not  experienced  any work  stoppages.  Our management considers the Company's employee relationships to be favorable.

Rail Access

     A six mile loop  railroad  track for rail  service to our Facility is under construction.  The track will come off the  Council  Bluffs  Energy  Center line where interstate I-29 crosses and will proceed south along the east side of Pony
Creek.  We have obtained  easements with the property owners along this route to permit our intended  access.  The track will terminate in a loop-track  south of the Facility, which will accommodate 100 car unit trains.

     On June 25, 2007, we entered into a Railcar  Sublease  Agreement  ("Railcar
Agreement")  with Bunge for the  sub-lease of 320 ethanol cars and 300 DDGS cars which will be used in the delivery and marketing of ethanol and DDGS. We will be responsible for all maintenance and mileage charges as well as the monthly lease expense and certain railcar modification expenses.  Under the Railcar Agreement, we will lease railcars for terms lasting 120 months and continuing on a month to month basis thereafter. The Railcar Agreement will terminate upon the expiration of all railcar leases.

Principal Products

     Ethanol

     Ethanol is a  chemical  produced  by the  fermentation  of sugars  found in grains and other  biomass.  Ethanol can be produced  from a number of  different types of grains,  such as wheat and sorghum,  as well as from agricultural waste products  such as sugar,  rice hulls,  cheese whey,  potato  waste,  brewery and beverage  wastes  and  forestry  and paper  wastes.  However,  according  to the
Renewable Fuels Association (www.Ethanolrfa.org) approximately 90% of ethanol in the United  States  today is produced  from corn  because  corn  produces  large quantities of  carbohydrates,  which convert into glucose more easily than other kinds of biomass.

     Ethanol  has been used in motor  fuels in the  United  States  for the last century,  but for all practical  purposes had not been used  commercially  until
1978. At that time a deliberate  public policy  objective to create a fuel-grade ethanol  industry  was  established  by  Congress  when it created an excise tax exemption  in order to  encourage  the  production  of  ethanol  from  renewable
resources.   According  to  the  Renewable  Fuels   Association   website  (www.
ethanolrfa.org),  the industry has grown from virtually zero  production at that time to a current annual  production level of approximately 4.9 billion gallons, with  approximately  another 6.0 billion gallons  currently  expected to come on line by 2009.

     We entered into an Ethanol  Merchandising  Agreement ("Ethanol  Agreement")
with Lansing Ethanol Services, LLC ("Lansing"),  under which we agree to sell to and Lansing agrees to buy all ethanol  produced at our Facility.  Contract terms for the sale of ethanol  will be specified  in sale  contracts.  Pricing for the ethanol  will  be  set by our  Risk  Management  Committee.  Under  the  Ethanol
Agreement,  we assume  all  responsibility  for  market  price  fluctuations  of ethanol, but once a price is fixed in a sales contract, that price controls. For its services,  we agreed to pay Lansing a per-gallon  fee for ethanol  delivered under the Ethanol Agreement.  We also agreed to allow Lansing to store up to 2.8 million  gallons of ethanol at the  Facility  at any time at no cost to Lansing.
The Ethanol Agreement expires on December 31, 2010, but automatically renews for one year  periods,  until and unless a party  provides the other party notice to not renew more than 90 days prior to  expiration.  We have a right to  terminate the Ethanol  Agreement upon providing  specified  notice. It is anticipated that the ethanol will be marketed  primarily in 100 unit car trains,  and distributed through regional blenders.

     Distillers Grains

     The chief  co-product  of the  ethanol  production  process  is  Distillers
Grains, which are the residues that remain after high quality cereal grains have been fermented by yeast. In the fermentation  process,  the remaining  nutrients undergo a three-fold  concentration  to yield wet distillers  grains to which is added evaporator syrup to create wet distillers  grains with solubles,  or WDGS.
WDGS is a highly  digestible  feed ingredient  marketed  primarily to the dairy, beef,  sheep,  swine and  poultry  industries.  Once  operational,  we intend to annually  dry 300,000  tons of our WDGS to become  distillers  dried grains with solubles, or DDGS, which has a longer shelf life (three summer days, five winter days) than WDGS and can better withstand  transportation over greater distances.
We plan to annually market 50,000 tons of our Distillers Grains as WDGS.

     We have entered into a Distiller's  Grain Purchase  Agreement dated October
13, 2006 ("DG Agreement") with Bunge, under which Bunge is obligated to purchase from us and we are obligated to sell to Bunge all Distillers  Grains produced at our Facility.  If we find another  purchaser for  Distillers  Grains  offering a better price for the same grade, quality,  quantity, and delivery period, we can ask Bunge to either market  directly to the other purchaser or market to another purchaser on the same terms and pricing.

      The initial term of the DG  Agreement  begins July 15, 2008 or a different date if agreed upon in writing by both parties,  and lasts for ten years. The DG
Agreement will  automatically  renew for additional  three year terms unless one party  provides the other party with notice of election to not renew 180 days or more prior to expiration.  Under the DG Agreement,  Bunge will pay us a Purchase
Price equal to the Sales Price minus the Marketing Fee and Transportation Costs.
The Sales Price is the price received by Bunge in a contract consistent with the
DGS  Marketing  Policy or the spot price  agreed to between  Bunge and us. Bunge receives a Marketing  Fee  consisting  of a  percentage  of the Net Sales Price, subject to a minimum  yearly  payment of $150,000.  Net Sales Price is the Sales
Price less the Transportation  Costs and Rail Lease Charges.  The Transportation
Costs are all freight charges,  fuel surcharges,  and other accessorial  charges applicable to delivery of Distillers Grains.  Rail Lease Charges are the monthly lease  payment for rail cars along with all  administrative  and tax filing fees for such leased rail cars.

     Other Co-Products

     Carbon  dioxide is a co-product  produced by yeast in the  fermentation  of sugars  to  ethanol.  We are  investigating  possible  markets  for this  carbon dioxide.  This investigation is in its early stages, and no potential purchasers of the carbon dioxide have yet been  identified.  The capture and sale of carbon dioxide  could  provide  another  revenue  stream  differentiating  us from  the majority of ethanol plants that do not sell carbon dioxide.  However,  we do not plan to sell carbon dioxide at this time.

Description of Dry Mill Process

     Our Facility  will produce  ethanol by  processing  corn.  The corn will be received by  semitrailer  truck (or railcar if needed),  and will be weighed and stored in a  receiving  building.  It will then be  transported  to a scalper to remove rocks and debris before it is conveyed to storage bins.  Thereafter,  the corn will be  transported  to a hammermill  or grinder where it is ground into a mash and  conveyed  into a tank for  processing.  We will  add  water,  heat and enzymes to break the ground  corn into a fine  liquid.  This liquid will be heat sterilized  and pumped to a tank where  other  enzymes  are added to convert the starches into glucose sugars. Next, the liquid is pumped into fermenters,  where yeast  is  added,  to  begin  a 48 to 50  hour  batch  fermentation  process.  A distillation  process  will divide the alcohol  from the corn mash.  The alcohol which exits the distillation  process is then partially dried. The resulting 200 proof  alcohol is pumped into  storage  tanks.  Corn mash from the  distillation process  is  then  pumped  into  one of  several  centrifuges.  Water  from  the centrifuges is dried into a thick syrup.  The solids that exit the centrifuge or evaporators  are called wet cake and are conveyed to dryers.  Corn mash is added to the wet cake as it enters the dryer, where moisture is removed.  This process produces Distillers Grains.

Raw Materials

     Corn Requirements

     Ethanol  can be  produced  from a number of  different  types of grains and waste products. However, approximately 90% of ethanol in the United States today is  produced  from corn.  The cost of corn is affected  primarily  by supply and demand factors such as crop production,  carryout,  exports, government policies and programs,  risk management and weather.  Despite strong corn production over the last three growing seasons, corn prices rose dramatically in our 2007 fiscal year due in part to additional corn demand from the ethanol industry.
 On August 10, 2007, the USDA  predicted that the United States corn  production for 2007  would be 13.1  billion  bushels.  This  substantial  increase  in corn production, compared to 10.7 billion bushels in 2006, is attributed to increased corn planting as a result of high corn prices at the end of 2006 and early 2007.
As more ethanol production capacity comes online, we expect the price of corn to continue to rise, despite increased corn production.

     We  anticipate  that our  Facility  will need  approximately  39.3  million bushels of corn per year,  or  approximately  108,000  bushels  per day,  as the feedstock  for its dry milling  process.  The grain supply for our plant will be obtained  primarily from local markets.  To assist in our securing the necessary quantities  of grain for our plant,  we entered  into a Grain  Feedstock  Agency
Agreement  ("Agency  Agreement") with AGRI-Bunge,  LLC ("A-B") dated October 13,
2006,  under  which A-B agreed to serve as our agent and acquire all of the corn necessary  for the  operation  of our  Facility.  If we find  corn for sale by a reliable  supplier  at a better  price than  available  through A-B for the same grade,  quality,  quantity,  and delivery  period,  we can ask A-B to either buy directly from the other supplier or buy from another  supplier on the same terms and  pricing  as we  obtained.  We  agreed  to pay A-B an  agency  fee for  corn delivered to the Facility,  with a minimum yearly agency fee of $225,000.  After three years,  the agency fee and minimum yearly agency fee will be  recalculated by reference  to a specified  index.  The initial  term of the  agreement is ten years from July 15, 2008, or a different  date if agreed upon in writing by both parties.  The agreement will automatically renew for three year terms unless one party  provides  notice of  election  to not  renew at least  180 days  prior to expiration.

     The price and availability of corn are subject to significant  fluctuations depending  upon a number of factors  which affect  commodity  prices in general, including crop conditions, weather, governmental programs and foreign purchases.
In the ordinary course of business, once we are operational,  we anticipate that we will enter into forward purchase contracts for our commodity purchases.

     Energy Requirements

     The  production  of ethanol is a very energy  intensive  process which uses significant amounts of electricity and a supply of a heat source.  Presently, we anticipate  that about 34,000 BTUs of energy are required to produce a gallon of ethanol. Additionally, water supply and quality are important considerations.

     Steam

     Unlike  most  ethanol  producers  in the  United  States  which use coal or natural gas as their primary  energy  source,  our primary energy source will be steam. We believe that utilizing  steam will enable us to better compete,  as it is readily available to us, it has no emissions, and it is cheaper than other available  sources of energy.  We have  entered into an Executed  Steam  Service
Contract  ("Steam  Contract") with  MidAmerican  Energy Company  ("MidAm") dated
January 22, 2007,  under which MidAm agreed to provide the steam required by us, up to 475,000  pounds per hour.  We agree to pay a Net Energy Rate for all steam service  provided  under the Steam  Contract  and a Monthly  Demand  charge  for
Condensate Not Returned.  Condensate  Not Returned is the steam  delivered to us less the  condensation we return to MidAm.  The Net Energy Rate is set for first three years then adjusted each year started on the third  anniversary  date. The
Steam  Contract  remains in effect for ten years from the earlier of the date we commence a continuous grind of corn for ethanol production, or January 1, 2009.

     Natural Gas

     Although  steam will be our  primary  energy  source and will  account  for around 95% of our energy usage, we will require natural gas for back-up when our steam service is temporarily  unavailable  and any additional  energy  resources needed.  Natural  gas  prices  fluctuate  with the energy  complex  in  general.
Recently,  natural gas prices have  trended  lower.  We expect that  natural gas prices  will  remain  steady in the near  future and will trend  higher into the winter  months of 2008 as  seasonal  demand for  natural  gas  increases  due to heating needs in the colder  weather.  We are currently  seeking to enter into a long term contract for our natural gas needs.

     Electricity

     Our plant will require a large continuous  supply of electrical  energy. We plan on purchasing  electricity  from MidAm under an Electric  Service  Contract
("Electric  Contract") dated December 15, 2006. Under the Electric Contract,  we are allowed to install a standby  generator,  which  would  operate in the event
MidAm is unable to provide us with  electricity.  In the Electric  Contract,  we agreed to own and operate a 13kV switchgear with metering bay, all  distribution transformers, and all 13 kV and low voltage cable on our side of the switchgear.
We agreed to pay (i) a service charge of $200 per meter, (ii) a demand charge of
$3.38 in the Summer and $2.89 in the Winter  (iii) a reactive  demand  charge of
$0.49/kVAR of reactive demand in excess of 50% of billing demand, (iv) an energy charge  ranging from  $0.03647 to $0.01837 per kilowatt  hour,  depending on the amount of usage and season, (v) tax adjustments,  (vi) AEP and energy efficiency cost recovery  adjustments,  and (vii) a CNS capital  additions  tracker.  These rates only apply to the primary  voltage  electric  service  provided  under the
Electric Contract.  The electric service will continue at these prices for up to
60 months,  but in any event will  terminate on June 30, 2012. The pricing under the Electric  Contract is based on the assumptions  that we will have an average billing demand of 7,300 kilowatts per month and that we will average an 85% load factor over a 12 month period.  If these  assumptions  are not met, then we will pay the most applicable tariff rate. Additionally,  at any time, we may elect to be charged under one of MidAm's electric tariffs.

     Water

     We will require a significant supply of water. Much of the water used in an ethanol plant is recycled  back into the process.  There are,  however,  certain areas of  production  where fresh water is needed.  Those areas  include  boiler makeup water and cooling tower water.  Boiler makeup water is treated on-site to minimize  all elements  that will harm the boiler and  recycled  water cannot be used for this process.  Cooling tower water is deemed non-contact water (it does not come in contact with the mash) and, therefore,  can be regenerated back into the cooling tower process.  The makeup water  requirements for the cooling tower are  primarily a result of  evaporation.  Much of the water can be recycled back into the process,  which will minimize the effluent.  Our Facility's engineering specifications  provide  that our fresh  water  requirements  are  approximately
1,000,000  gallons per day. We anticipate  that our water  requirements  will be supplied  through  three  ground  wells  which are  permitted  to  produce up to
2,000,000 gallons of water per day. We could also access water from the Missouri
River.

Principal Supply & Demand Factors

     Ethanol

     Generally

     Ethanol  prices have trended  lower  during the three month  period  ending
December 31, 2007.  Management currently expects ethanol prices will continue to track the prices of unleaded  gasoline.  Management  believes the industry  will need to grow both  product  delivery  infrastructure  and demand for  ethanol in order to sustain price levels above  historical  averages on a long-term  basis.
According to the Renewable Fuels Association,  as of August 29, 2007, there were
128 ethanol plants in operation  nationwide  with the capacity to produce nearly
6.8 billion gallons of ethanol  annually.  An additional 77 new plants and eight expansions  are  currently  under  construction,  which  will add an  additional estimated  6.6 billion  gallons of annual  production  capacity.  Unless the new supply of ethanol is equally  met with  ethanol  demand,  downward  pressure  on ethanol prices could continue.

      According to Ethanol Producer Magazine, ethanol demand has been relatively stable at approximately  6.2 billion gallons per year throughout  2007.  Ethanol demand expanded significantly in 2006 due to replacement of MTBE with ethanol as the oxygenate in reformulated  fuel required for carbon monoxide  non-attainment areas in the  winter  months.  This  could  mean that  there may be some  slight seasonality to the demand for ethanol, with increases in demand occurring during the winter  months.  However,  we believe  that most of the  increase in ethanol demand due to MTBE replacement has already occurred. Management believes that it is  important  that ethanol  blending  capabilities  of the  gasoline  market be expanded  in order to  increase  demand for  ethanol.  Recently,  there has been increased  awareness  of the need to expand  ethanol  distribution  and blending infrastructure,  which  would allow the  ethanol  industry to supply  ethanol to markets in the United States that are not currently blending ethanol.

     VEETC

     The  profitability  of the ethanol  industry is impacted by federal ethanol supports and tax  incentives,  such as the Volumetric  Ethanol Excise Tax Credit
("VEETC")  blending  credit.  The passage of the VEETC has helped to provide the flexibility  necessary to expand ethanol blending into higher blends of ethanol, such as E85. The VEETC went into effect on January 1, 2005.  Prior to VEETC, the federal  excise tax on 10%  ethanol-blended  gasoline was 13.2 cents per gallon, compared to 18.4 cents per gallon on regular  gasoline.  Under VEETC,  the lower federal excise tax on ethanol-blended  gasoline was eliminated.  In place of the lower excise tax, the VEETC created a new  volumetric  ethanol excise tax credit of $0.51 per gallon of ethanol.  Gasoline  distributors  apply for this  credit.
Based on volume, the VEETC is expected to allow greater refinery  flexibility in blending  ethanol since it makes the tax credit available on all ethanol blended with gasoline, diesel and ethyl tertiary butyl ether, including ethanol in E-85.
The VEETC is  scheduled  to expire on December  31, 2010. A number of bills have been  introduced in the Congress to extend  ethanol tax credits,  including some bills  that  would  make the  ethanol  tax  credits  permanent.  There can be no assurance, however, that such legislation will be enacted.

     RFS

     The  federal  legislation  which  impacts  ethanol  demand the most are the
Energy  Policy Act of 2005 (the  "2005  Act") and the  Energy  Independence  and
Security  Act of 2007  ("2007  Act").  Most  notably,  the 2005 Act  created the
Renewable  Fuels Standard  ("RFS"),  which was designed to favorably  impact the ethanol industry by enhancing both the production and use of ethanol. The RFS is a national program that does not require that any renewable fuels be used in any particular  area or state,  allowing  refiners to use  renewable  fuel blends in those areas where it is most cost-effective.

     In 2006,  significantly  more  ethanol was blended than was required by the
RFS. The RFS for 2006 required the blending of four billion gallons of renewable fuels,  and the ethanol  industry alone produced  nearly five billion gallons of ethanol in 2006. For this reason, the RFS likely did not significantly  increase demand for  ethanol in 2006.  Additional  demand for  ethanol may have come from fuel blenders replacing MTBE with ethanol.

     The 2007 Act amended  several  components  of the RFS. The RFS now requires
(i) the fuel  refining  industry as a whole  (including  refiners,  blenders and importers) to use 4.5 billion gallons of renewable fuels in 2007,  increasing to
15.2  billion  gallons by 2012 and 36 billion  gallons  by 2022;  (ii)  advanced biofuel  (renewable  fuel  derived  from corn  starch  other  than  ethanol  and encompassing  cellulosic biofuel and biomass-based  diesel),  cellulosic biofuel and  biomass-based  diesel  to be  used  in  addition  to  conventional  biofuel
(ethanol);  (iii) for 2008,  the use of  approximately  nine billion  gallons of renewable fuels (only ethanol); (iv) in 2012, the use of 13.2 billion gallons of ethanol,  two  billion  gallons  of  advanced  biofuel,  .5  billion  gallons of cellulosic biofuel, and one billion gallons of biomass-based diesel, for a total of 15.2 billion gallons of renewable fuel; and (v) by 2036,  usage of 15 billion gallons of ethanol, excluding advanced biofuel.

     The  2007  Act also  requires  facilities  beginning  operation  after  its enactment to operate with at least a 20% reduction in lifecycle  greenhouse  gas emissions  compared to gasoline.  In the event the EPA  determines  this size of reduction is not feasible, it may reduce the required reduction, but in no event will a new plant be allowed to operate at less than a 10% reduction in lifecycle greenhouse gas emissions. Presently, we are assessing our options to comply with this  requirement.  We believe  that our use of steam as our primary energy source will reduce our  emissions,  as compared to other  ethanol  plants which utilize natural gas or coal as their primary heat source.

     The  ethanol  industry  is  expanding  production  at a rapid  pace  and is projected to be  significantly  higher than the 2007 RFS amount.  This means the ethanol industry must continue to generate demand for ethanol beyond the minimum floor set by the RFS in order to  support  current  ethanol  prices.  We will be dependent  on  Lansing's  ability  to market  the  ethanol  in this  competitive environment.

     State Initiatives

     In 2006,  Iowa passed  legislation  promoting the use of renewable fuels in
Iowa.  One of the  most  significant  provisions  of the  Iowa  renewable  fuels legislation is a renewable  fuels standard  encouraging 10% of the gasoline sold in Iowa to consist of renewable  fuels by 2009.  This  renewable  fuels standard
increases   incrementally  to  25%  of  the  gasoline  sold  in  Iowa  by  2019.
Additionally, certain plants located in Nebraska that were in production on June
30,  2004 are  eligible  for state  incentives,  which  authorize  a producer to receive up to $2.8 million of tax credits per year for up to eight years.

     E85

     Demand for ethanol has been  affected by the increased  consumption  of E85 fuel.  E85 fuel is a blend of 85% ethanol  and 15%  gasoline.  According  to the
Energy Information Administration, E85 consumption is projected to increase from a national  total of 11 million  gallons in 2003 to 47 million  gallons in 2025.
E85 can be used as an aviation  fuel,  as reported by the National  Corn Growers
Association, and as a hydrogen source for fuel cells. According to the Renewable
Fuels  Association,  there are  currently  more than five million  flexible fuel vehicles capable of operating on E85 in the United States and automakers such as
Ford and General Motors have  indicated  plans to produce  several  million more flexible fuel vehicles per year. The National Ethanol Vehicle  Coalition reports that there are currently  approximately 1,150 retail gasoline stations supplying
E85.  While the number of retail E85  suppliers has  increased  each year,  this remains  a  relatively  small  percentage  of the total  number  of U.S.  retail gasoline  stations,  which is  approximately  170,000.  In order for E85 fuel to increase demand for ethanol,  it must be available for consumers to purchase it.
As public  awareness  of ethanol and E85  increases  along with E85's  increased
availability,   management   anticipates  some  growth  in  demand  for  ethanol
associated with increased E85 consumption.

     Cellulosic Ethanol

     Due to the current high corn prices,  discussion of cellulose-based ethanol has recently increased.  Cellulose is the main component of plant cell walls and is the most common organic compound on earth.  Cellulose is found in wood chips, corn stalks and rice straw,  among other common  plants.  Cellulosic  ethanol is ethanol produced from cellulose, and currently, production of cellulosic ethanol is in its  infancy.  It is  technology  that is as yet  unproven on a commercial scale. However,  several companies and researchers have commenced pilot projects to study the feasibility of commercially  producing  cellulosic ethanol. If this
technology  can  be  profitably   employed  on  a  commercial  scale,  it  could
potentially  lead to ethanol that is less  expensive to produce than  corn-based ethanol,  especially  if corn prices  remain high.  Cellulosic  ethanol may also capture more government  subsidies and assistance than corn-based ethanol.  This could decrease demand for our product or result in competitive disadvantages for our ethanol production process.

     Local Production

     Because  we are  located on the border of Iowa and  Nebraska,  and  because ethanol producers generally compete primarily with local and regional producers, the ethanol  producers  located in Iowa and Nebraska  presently  constitute  our
primary   competition.   According  to  the  Iowa  Renewable  Fuels  Association
(www.iowarfa.org),  in  2007,  Iowa had 28  ethanol  refineries  in  production, producing 1.9 billion gallons of ethanol from 690 million bushels of corn. There are an additional 20 ethanol  refineries under construction or expansion in Iowa as of January 1, 2008. If all these plants are  completed,  it is anticipated it will add 1.5 billion  gallons of new  ethanol  production  capacity annually in Iowa. We expect more plants will begin construction, but at a slower
pace  than   previous   years.   According   to  the  Nebraska   Ethanol   Board
(www.ne-ethanol.org),   there  are  currently  20  existing  ethanol  plants  in
Nebraska,  and seven plants under  construction.  Additionally,  certain  plants located in Nebraska  that were in  production  on June 30, 2004 are eligible for state  incentives,  which  authorize a producer to receive up to $2.8 million of tax credits per year for up to eight years. Those producers  qualifying for this incentive will have a competitive advantage over us.

     Distillers Grains

     Management  expects that Distillers Grains prices will decrease slightly in the foreseeable  future as the supply increases (the result of increased ethanol production).  However,  if current high corn prices  persist,  it may positively affect the price of  Distillers  Grains  because many corn users may  substitute
Distillers  Grains as feed for  livestock  during  periods  when corn prices are high.

Regulatory Environment

     Governmental Approvals

     Ethanol  production  involves the emission of various airborne  pollutants, including  particulate matters,  carbon monoxide,  oxides of nitrogen,  volatile organic compounds and sulfur dioxide.  Ethanol  production also requires the use of  significant  volumes of water,  a portion of which is treated and discharged
into  the  environment.   We  are  required  to  obtain  various  environmental,
construction and operating permits,  as discussed below. Under the HGM Contract,
HGM has  agreed  to take  primary  responsibility  for  obtaining  some of those permits.  In addition,  ICM is responsible  for obtaining  various  construction permits and registrations. Even though we have successfully acquired the permits necessary at our stage of construction,  any retroactive change in environmental regulations,  either at the federal or state level,  could  require us to obtain additional or new permits or spend considerable resources on complying with such regulations.  In addition,  although we do not presently  intend to do so, if we sought to expand the  Facility's  capacity  in the  future,  we would  likely be required to acquire additional  regulatory permits and could also be required to install additional pollution control equipment.

     Our failure to obtain and  maintain  the permits  discussed  below or other similar  permits  which may be  required  in the future  could  force us to make material changes to our Facility or to shut down  altogether.  The following are summaries  of the various  governmental  approvals  needed to obtain in order to become operational.

     Environmental Regulations and Permits

     We will be subject to regulations on emissions from the U.S.  Environmental
Protection Agency ("EPA") and the Iowa Department of Natural Resources ("IDNR").
The EPA's and IDNR's  environmental  regulations are subject to change and often such changes are not  favorable to industry.  Consequently,  even if we have the proper permits now, we may be required to invest or spend considerable resources to comply with future environmental  regulations.  The capital expenses required for us to comply with the following  environmental  regulations  are included in the price we agreed to pay ICM under the ICM Contract.

     Air Pollution Construction and Operation Permits

     Based on reportable emissions, our Facility is considered a minor source of regulated air pollutants,  and therefore not subject to Title V of the Clean Air
Act  ("Title  V")  or  the  Maximum  Achievable  Control  Technology   Standards
promulgated  by the EPA.  Nonetheless,  we were  required  to  apply  for an Air
Construction  Permit  with  the  IDNR  and the EPA as a  major  emitter  due our proximity to MidAm's  adjacent  plant and a soybean crush plant.  We received an
Air Permit for construction from IDNR and the EPA, respecting our backup boiler, ethanol process equipment,  storage tanks,  scrubbers,  and baghouses' emissions sources.  Such a permit is required prior to  construction of or modification to an air pollution emission source.  The Air Permit for construction  allows us to build,  initially  operate and test a new source of air pollution,  but does not cover any of our activities after the Facility is operational. Therefore, we are required to obtain an Air Permit for our  operations  from both the EPA and IDNR before we can commence operations at the Facility. The Air Permit for operations will allow us to operate

                                       10

our Facility within certain  requirements  detailed in that permit.  There is an annual fee associated with holding an Air Permit for operations, and that annual fee is based on the prior  year's  actual  emission  levels.  The Air Permit for operations is required to be renewed every five years.

     We are  required  to  collect  and keep  information  outlining  our annual pollution  emissions.  Every year we must  provide an  accounting  of the actual pollution generated by the Facility to the EPA and IDNR in order to maintain our status as a Conditionally Exempt Small Quantity Generator and our Air Permit for
operating.  This  accounting  is the basis for the Air  Permit  fees,  discussed above.

     Because  we are  installing  thermal  oxidizers  at our  Facility,  the EPA requires us to install  Continuous  Emissions  Monitoring  or Partial  Emissions
Monitoring.  In addition, the EPA requires us to have and maintain an Operations
Monitoring Plan, which will be outlined in our Air Permit for operations.

     There  is a  risk  that  regulatory  changes  might  impose  additional  or
different  requirements.   To  date,  we  have  not  been  determined  to  be  a
non-attainment  area for any pollutant.  Being designated a non-attainment  area means  the EPA has  determined  that  more of a  particular  pollutant  is being
emitted  in  one  area  than  the  EPA  allows.   If  our  Facility   becomes  a
non-attainment  area, then the State of Iowa could impose a State Implementation
Plan  which  would  require  the   imposition   of  Prevention  of   Significant
Deterioration  requirements  and  the  installation  of Best  Available  Control
Technologies  for any future  modifications  or expansions of the Facility.  Any such event would  significantly  increase the operating  costs and capital costs associated with any future expansion or modification of the Facility.

     Prevention of Significant Deterioration

     Our  Facility  is adjacent to the MidAm  coal-fired  electrical  generating facilities.  These facilities  produce steam as a byproduct that will be used by
our  Facility  for  production   purposes,   as  discussed   elsewhere  in  this
registration  statement. It is possible that the IDNR or the EPA could determine that the use of steam  from  MidAm's  facilities  as the  power  source  for our
Facility renders MidAm's plant to be a "support  facility" of our Facility.  The
EPA's interpretation of its Prevention of Significant  Deterioration regulations
("PSD") generally provides that if two facilities are adjacent to each other but have different SIC codes,  one of the facilities can still be determined to be a support  facility for the other.  The result is that our Facility may be subject to PSD regulations. If our Facility is subject to PSD, then both the MidAm plant and our Facility will be considered  one major source of air  pollutants for the applicability  of both Title V and PSD. If our  Facility and the MidAm plant are considered  one major  source  of air  pollutants,  then we may have  difficulty maintaining  our Air  Permits,  discussed  above,  due to the  higher  level  of emissions coming from the combined source. If our Facility must comply with PSD,
then  it  will  be  subject  to  Best  Available  Control  Technology   ("BACT")
requirements.   Compliance  with  BACT  requirements  would  require  additional compliance  and testing from our  engineers to establish  that the design of the
Facility uses BACT, which would materially increase our capital costs. If we are unable to achieve BACT compliance, then our Facility's ability to obtain permits and operate  would be  jeopardized.  PSD  compliance  would also require (i) the coordination  of  additional  air  dispersion  modeling  by both  MidAm  and our
Facility  in order to obtain an air  discharge  permit  from IDNR,  and (ii) our
Facility to meet both  National  Ambient Air  Quality  Standards  and not exceed ambient air increment limits for major  modifications.  If we are subject to PSD and the air  dispersion  modeling  indicates that the Facility is unable to meet either of these PSD  requirements,  then the Facility  would be unable to obtain the necessary operating permits, unless the design or capacity of our plant were reduced or modified.  Any reduction in the capacity of the plant or modification to the  design  in order to meet  these  PSD  requirements  would  significantly increase operating costs and capital costs, and otherwise  negatively impact our ability to operate the Facility profitably.

     New Source Performance Standards

     The  Facility  is  subject to the EPA's New  Source  Performance  Standards
("NSPS") for both its distillation processes and the storage of volatile organic compounds  used in the  denaturing  process.  Duties imposed by the NSPS include initial notification,  emission limits,  compliance and monitoring  requirements and  recordkeeping  requirements.  These  standards  will require  equipment and procedures which will increase our operating and capital costs.

                                       11

     We are required to provide the EPA with various NSPS  Notifications.  These notifications  are required before and after the start of construction  and also before and after  beginning  operation of several key  processes  and  equipment components. We have currently submitted all required notifications. We intend to continue  to  submit  the  appropriate  forms as the  identified  processes  are completed or equipment components are installed.

     Wetlands and Navigable Waters

     The  construction  of the  railroad  line to the  Facility or the  Facility itself,  including roads,  bridges,  and discharge pipes, may impact wetlands or navigable  waterways  under the  jurisdiction  of Army Corps of  Engineers  (the
"Corps").  We obtained a 404(b)(1) permit from the Corps for the construction of our rail line.  We will also be required  to obtain a 404(b)(1)  permit from the
Corps for the construction of our steam line. An application for this permit has
been  submitted  to  the  Corps.   We  have  also  completed  a   Corps-required
Environmental  Assessment,  and it is  possible  that we will need to  undertake certain  mitigation  efforts in order to  eliminate  any net loss of wetlands or other  damage  to  streams  and  rivers.  The Corps or other  agencies  have not required an Environmental Impact Study be completed.  If an Environmental Impact
Study is required at some point in the future,  the construction of the Facility could be  significantly  delayed.  A  significant  delay in  construction  could significantly increase operating and capital costs.

     Endangered Species

     Prior  to  Construction,   we  performed  endangered  species  research  to
determine if any species listed on the Iowa or Federal  endangered or threatened species list lived in the construction area. The Least Tern (Sterna  antillarum, on both  Iowa and  federal  endangered  species  lists)  and the  Piping  Plover
(Charadrius melodus, also on both Iowa and federal endangered species lists) use the fly ash piles and pond of the  adjacent  MidAm  power  facility  as seasonal habitat.  The construction of the rail line which will service our Facility will run along and adjacent to the fly ash piles and pond. We have received direction from the United  States Fish and Wildlife  Service  ("USFWS") and IDNR to reduce any potential impact on these endangered species,  and will accordingly restrict rail line  construction  activities to non-nesting  seasons and strictly  follow construction  erosion control procedures pursuant to our Construction Site Storm
Water  Pollution  Prevention  Plan,  which was  created  as part of an  National
Pollution  Discharge  Elimination System ("NPDES")  Stormwater  Discharge Permit
required  for  construction  activities.   The  Construction  Site  Storm  Water
Pollution  Prevention  Plan  details  how storm  waters will be  protected  from exposure  to  plant  pollutants,  and also how we will  prevent  excessive  soil erosion on the  construction  site  prior to  vegetation  growing in  sufficient quantities to prevent such erosion. As part of the Construction Site Storm Water
Pollution  Prevention  Plan we are  required  to examine  our silt  fencing  for integrity  degradation  each week and after each rain.  It is possible  that the
USFWS or IDNR could impose  additional  restrictions  on us at a future date and this  would  significantly  delay  construction  of the rail line,  which  could significantly  increase our operating or capital  costs or otherwise  negatively impact our ability to operate the Facility as profitably.

     Rail Line Matters

     We plan  for our  railroad  line,  when  constructed,  to  only  serve  the
Facility.  While it is  possible  that we could agree with other  industries  to share our railroad line, no such industry is known at this time. We believe that the line should be  considered an exempt  "industry  lead track" or "spur track"
under  applicable  rail  transportation  regulations.  The United State  Surface
Transportation  Board ("STB"),  which regulates the construction of new railroad lines,  has not required any  Environmental  Assessment  of the site.  If in the future  additional  industries  request  access  to our  railroad  line  and the railroad line were deemed by the STB to be a major  project,  then the STB could require an  Environmental  Assessment or an  Environmental  Impact Study.  If an
Environmental  Impact Study were  required by the STB,  then the use of the rail line could be  negatively  impacted.  Any negative  impact on the rail line or a required  change in  operations  could  significantly  increase our operating or capital costs or otherwise negatively impact our ability to operate the Facility profitably.

                                       12

     Waste Water Discharge Permit

     We will use water to cool our closed circuit systems in the Facility and we will  generate  boiler  blowdown  water.  In order to maintain a high quality of water for the  cooling  system,  the water will be  continuously  replaced  with make-up  water.  As a result,  our Facility will discharge  non-contact  cooling water from boilers and the cooling  towers.  We received a Wastewater  Discharge
Permit from IDNR to discharge  non-contact water into the Missouri River.  Under the Wastewater Discharge Permit, we are required to periodically test and report our discharge activity to IDNR.

     Storm Water Discharge Permit and Other Water Permits

     We have received a Hydrostatic  Testing Water Discharge Permit from IDNR to allow the temporary discharge of water used for testing the integrity of vessels and equipment as part of our construction  activities.  The Hydrostatic  Testing
Water Discharge Permit allows each vessel or piece of equipment to be filled and discharged one time. In addition,  the water used in the testing process must be tested prior to discharge.

     We have received our Industrial Storm Water Discharge Permit from the IDNR.
This general permit was issued after two public notices and the preparation of a
Storm Water Pollution  Prevention Plan that outlines various measures we plan to implement  to prevent  storm water  pollution.  Under our Storm Water  Pollution
Prevention Plan, we must assess the effectiveness of our run off prevention each week and after each storm. We received a Construction Site Storm Water Discharge
Permit  ("CSSWDP")  from IDNR.  As part of the  application  for the CSSWDP,  we prepared a Construction Site Storm Water Pollution  Prevention Plan covering how we will control  construction  site erosion.  We are subject to certain  ongoing reporting and monitoring requirements to retain the CSSWDP. During construction, if we fail to maintain all conditions  specified in the CSSWDP, the Construction
Site Storm Water  Pollution  Prevention  Plan may need to be revised or changed.
This could change or delay construction,  which could significantly increase our operating or capital costs or otherwise negatively impact our ability to operate the Facility profitably.

     High Capacity Well Permit

     We presently  anticipate  that the Facility will not use  municipal  water, gray  sewage  treatment  water,  or  Missouri  river  water.  We received a High
Capacity Well Permit from  Pottawattamie  County,  Iowa  authorizing us to drill three new high capacity wells to meet our water needs.  This permit allows us to draw to  2,000,000  gallons  of water a day  through  these  wells,  though  the
Facility is  currently  estimated  to require  only  1,000,000  gallons of water daily.  If the  wells  are not able to  produce  at the  levels  required,  then alternatives  such as piping Missouri River water may be investigated.  The cost of alternative water supply sources could prohibit their use. If we are not able to obtain  the water in the  condition  and  amounts  needed  for the  Facility, additional resources would need to be located.  This could delay the start up of the Facility and significantly increase our operating or capital costs.

     In addition to the High  Capacity  Well Permit,  we have received a Potable
Water Permit from IDNR.  The Potable  Water  Permit  allows us to use one of our wells for potable water.  This potable water will be used for drinking,  toilets and safety showers.

     Alcohol and Tobacco Tax and Trade Bureau Requirements

     Before we can begin operations,  we must comply with applicable Alcohol and
Tobacco  Tax and Trade  Bureau  (formerly  the Bureau of  Alcohol,  Tobacco  and
Firearms)  ("ATTTB")  regulations.  These regulations require that we first make application for and obtain an alcohol fuel producer's  permit.  The application, which we have  completed and must file 60 days prior to  commencing  operations, must include  information  identifying  the  principal  persons  involved in our venture and a statement as to whether any of them have ever been  convicted of a felony or  misdemeanor  under  federal or state  law.  The term of the permit is indefinite until terminated, revoked or suspended. The permit also requires that we maintain  certain security  measures.  We must also secure an operations bond pursuant to 27 CFR ss. 19.957.

                                       13

     Risk Management Plan

     Pursuant to  ss.112I(7) of the federal  Clean Air Act,  stationary  sources with  processes  that  contain  more than a  threshold  quantity  of a regulated substance are required to prepare and implement a Risk Management Plan. Since we plan to use anhydrous  ammonia,  we must  establish a plan to prevent  spills or leaks of the ammonia and an emergency  response  program in the event of spills, leaks,  explosions  or other  events that may lead to the release of the ammonia into the surrounding area. The same requirement may also be true for denaturant.
This  determination  will be made as soon as the  exact  chemical  makeup of the denaturant is obtained.  We are required to conduct a hazardous  assessment  and prepare models to assess the impact of an ammonia and/or denaturant release into the  surrounding  area.  The  program  will be  presented  at one or more public meetings.  In  addition,  it is  likely  that we will  have to  comply  with the
prevention    requirements   under   the   Occupational    Safety   and   Health
Administration's  Process Safety Management  Standard,  which are similar to the
Clean Air Act Risk Management Plan  requirements.  Once completed,  we will file our  Risk  Management  Plan  with  the  EPA.  If any of the  applicable  laws or regulations  governing our Risk Management Plan change, it could delay the start up of our Facility and significantly increase our operating or capital costs.

     Above Ground Storage Tank Requirements

     We are  required  to obtain a permit from the State of Iowa in order to use our above ground  storage tank for storing  ethanol.  The state of Iowa may test our above ground  storage  tank prior to issuing the permit.  In addition to the permit, our above ground storage tank requires a Spill, Prevention,  Control and
Countermeasure  Plan  ("SPCCP")  in  order  to  comply  with  the  EPA's  Spill,
Prevention,  Control  and  Countermeasure  Rule.  Our  SPCCP  will  address  the likelihood and  prevention of petroleum  based  substance  spills and detail the actions we will take in the event of any spill. Within the storage tank area, we will have a containment  field  designed to retain any spillage for a minimum of
72 hours. The SPCCP is required prior to the plant storing any denaturant.

     Hazardous Waste Characterization Tool

     Under the Resource Conservation and Recovery Act, we may create and provide to the EPA a Hazardous  Waste  Characterization  Tool  ("HWCT").  The  Resources
Conservation  and Recovery Act covers the disposal of solid and hazardous waste.
Typically,  ethanol plants generate such a small quantity of hazardous and solid waste  that  they  are  classified  as a  Conditionally  Exempt  Small  Quantity
Generator.  This  classification  is entirely  dependent  on the amount of waste generated  and can change over time.  Although  not  required  by law,  the HWCT allows  us  to  document,  on a  monthly  basis,  that  we  still  qualify  as a
Conditionally  Exempt Small Quantity  Generator and therefore are not subject to hazardous waste regulations.

     Top Screen Analysis

     The  Department  of Homeland  Security  ("DHS")  requires any facility that possesses  certain  chemicals above a threshold to submit a Top Screen Analysis.
We will possess chemical subject to the Top Screen Analysis requirement and will be required to complete the Top Screen  Analysis on an on-going  basis.  The Top
Screen  Analysis  requires us to provide  information  such as the  chemicals we store on site,  where the chemicals are stored,  and the risks  associated  with such  chemicals.  DHS requires us to complete the Top Screen  Analysis within 60 days of receiving any listed chemicals.

     Waste Reduction Plan

     We are  required  to submit  to IDNR and the Iowa  Department  of  Economic
Development ("IDED") a Waste Reduction Plan. The Waste Reduction Plan will focus on the  identification  of waste  streams and how waste streams may be recycled.
All  companies  receiving  state funding must prepare and submit such a plan. We must  submit a Waste  Reduction  Plan or we will be forced  to return  the state funds we have received from the IDED, as discussed below.

                                       14

     Historical Site Examination

     Prior to beginning construction, we conducted a complete review of the site for the existence of historical sites,  including Indian burial grounds.  We did not locate any such historical sites.

     Site Security Plan

     We are in the process of developing a Site Security Plan. The Site Security
Plan  is  designed  to  enhance  the  security  of  hazardous   materials  being
transported to and from the Facility.  We have purchased a template for our Site
Security Plan from ICM and we intend to complete the Site Security Plan prior to beginning operations and shipping of ethanol.

     On Going Activities and Reporting

     We are  required  to  provide  the  EPA  with  Tier II  Initial  Reporting, containing a report of the hazardous chemicals stored on-site, within 90 days of commencing  operations.  The Tier II  Initial  Report is used to  provide  local emergency  response and fire  department  officials with a list of the hazardous materials we store on site. Thereafter, we will provide the EPA with annual Tier
II reports of the hazardous  materials we store on site, which will similarly be used to inform local emergency  response and fire  department  officials of such hazardous substances.

     We are also required to submit Form R, a Toxic Release Inventory report, to the EPA. Form R is required for  facilities  processing or using certain  listed
chemicals  above  a  regulated   quantity.   Our  annual  form  R  will  include
documentation  of our release of those certain  chemicals  into the  environment within the previous year.

     Every five years we will be  required  to submit a Form U Report  under the
Toxic Substances Control Act ("TSCA") to the EPA. In the Form U, we are required to  report  on  manufacturing  thresholds  that  were  exceeded  for  any of the chemicals listed in the TSCA during the reporting period.

     Under the  Emergency  Planning  and Right to Know Act,  we are  required to report  our  receipt of  certain  regulated  chemicals  to  community  and state officials within 60 days. This act requires local emergency planning communities to prepare a comprehensive emergency response plan.

     As a  producer  of over  10,000  gallons of  ethanol  per year,  we will be required to comply with the RFS.  Under the RFS, we must  register with the EPA.
In  addition,   we  are  required  provide  the  EPA  with  our  Renewable  Fuel
Identification  Numbers,  product transfer documents and quarterly reports.  The
RFS requires us to keep these records for five years.

     Other Local Permits

     Prior to commencement of Facility operations, we will be required to obtain a Septic System Permit from the Pottowattamie County Health Department, a Zoning
Permit from  Pottowattamie  County, and an Entrance Permit from the Mills County
Road Department.

     Nuisance

     Ethanol  production has been known to produce an odor to which  surrounding residents  could object.  Ethanol  production may also increase dust in the area due to operations  and the  transportation  of grain to the Facility and ethanol and  Distillers  Grains from the  Facility.  Such  activities  may subject us to nuisance,  trespass,  or  similar  claims by  employees  or  property  owners or residents in the vicinity of the Facility. To help minimize the risk of nuisance claims based on odors related to the production of ethanol and its  by-products, we intend to install a reverse  thermal  oxidizer  and flare  technology  in the
Facility.  Nonetheless, any such claims or increased costs to address complaints may have a  material  adverse  effect on us, our  operations,  cash  flows,  and financial  performance.  It is  estimated  that this  equipment  will  involve a significant capital expenditure, which is included in the price we agreed to pay under  the  ICM  Contract.  We are  not  currently  involved  in any  litigation involving  nuisance  claims.  If

                                       15

the Facility is subject to any litigation regarding odor or any other factors in the  operations  or the  transportation  of products,  this could  significantly increase our  operating  or capital  costs or  otherwise  negatively  impact our ability to operate the Facility profitably.

     Operational Safety Regulations

     We also will be  subject to federal  and state laws  regarding  operational safety. Risks of substantial  compliance costs and liabilities are inherent in a large-scale  construction  project,  and in ethanol  production after a plant is constructed.  Costs and  liabilities  related to worker  safety may be incurred.
Possible  future  developments,  including  stricter  safety laws for workers or others, regulations and enforcement policies and claims for personal or property
damages   resulting  from  our  construction  or  operation,   could  result  in
substantial costs and liabilities.

Item 1A. Risk Factors.

The risks and  uncertainties  described below are not the only ones we may face.
The  following  risks,  together with  additional  risks and  uncertainties  not currently  known to us or that we  currently  deem  immaterial  could impair our financial condition and results of operation.

Risks Associated With Our Financing Plan

     Our Units  have no public  trading  market and are  subject to  significant transfer restrictions which could make it difficult to sell Units and could reduce the value of the Units.

     We do not expect an active trading market for our limited liability company interests,  or "Units," to develop.  To maintain our partnership tax status, our
Units may not be publicly traded.  We will not apply for listing of the Units on any stock  exchange.  As a  result,  Members  may not sell  Units  readily.  The transfer of our Units is also  restricted by our Amended and Restated  Operating
Agreement dated March 30, 2007 (the "Operating  Agreement").  Transfers  without the  approval of our Board of  Directors  ("Board")  are not  permitted  and are invalid.  Furthermore,  the Board will not approve transfer requests which would cause the Company to be characterized as a publicly traded partnership under the regulations  adopted  under the Internal  Revenue Code of 1986,  as amended (the
"Code").  The value of our Units will likely be lower because they are illiquid.
Members may be required to bear the economic risks associated with an investment in us for an indefinite period of time.

     Members  may not  receive  cash  distributions  which  could  result  in an investor receiving little or no return on his or her investment.

     Distributions  are payable at the sole discretion of our Board,  subject to the  provisions  of the Iowa  Limited  Liability  Company Act (the  "Act"),  our
Operating  Agreement and the  requirements of our creditors.  We do not know the amount of cash that we will generate,  if any, if and once we begin  operations.
Cash  distributions  are not assured,  and we may never be in a position to make distributions.  Our  Board  may  elect  to  retain  future  profits  to  provide operational  financing  for the Facility,  debt  retirement  and possible  plant expansion.  This means that  Members  may  receive  little or no return on their investment  and may be unable to  liquidate  their  investment  due to  transfer restrictions and lack of a public trading market.  This could result in the loss of a Member's entire investment.

     Our Units will be subordinate to our debts and other liabilities, resulting in a greater risk of loss for investors.

     The Units are unsecured  equity  interests and are  subordinate in right of payment  to all our  current  and future  debt as  discussed  elsewhere  in this registration statement. In the event of our insolvency,  liquidation dissolution or other  winding  up of our  affairs,  all of our debts,  including  winding-up expenses,  must be paid in full before any payment is made to the holders of the
Units. In the event of our bankruptcy, liquidation, or reorganization, all Units

                                       16

will be paid ratably with all of our other equity  holders as provided under the
Operating Agreement, and there is no assurance that there would be any remaining funds after the  payment of all our debts for any  distribution  to Members.  In addition, it is possible that in order to resolve our budget shortfall discussed elsewhere in this  registration  statement,  it is possible  that we may have to issue additional equity interests in the Company having  preferential  treatment in the event we liquidated or reorganized.

     We have obtained  conditional  debt financing and will be required to incur
     additional   debt  or  raise   additional   equity  in  order  to  complete
     construction  of our  Facility;  our  failure  to  obtain  additional  debt financing  or raise  additional  equity  could  require us to  abandon  our business.

     In May 2007, we entered into a Credit  Agreement  with a group of syndicate lenders  (collectively,  "Lenders")  providing  for a credit  facility  of up to
$126,000,000  (the "Credit  Facility") for the  construction  and permanent debt financing for our Facility.  Presently,  the Lenders have determined to not fund the Credit Facility until our budget shortfall,  projected to be $31,000,000, is
cured.   As   discussed   in  more  detail   below   under  Item  2.   Financial
Information--Management's  Discussion  and Analysis of Financial  Condition  and
Results of Operations--Recent  Developments,  in January, 2008, we plan to amend the terms of the Credit  Agreement  and borrow an  additional  $31,000,000  (the
"Bridge Loan," together with the Credit  Facility,  the "Current Loans" ) from a commercial lender (the "Bridge Lender"). We anticipate being obligated to obtain either debt or issue additional  equity in order to replace the Bridge Loan. Any additional issuances of equity will dilute the interests of Unit holders.

     We believe the Current Loans, once funded, should provide substantially all of the capital we will require to complete construction of our Facility,  but we will likely be required to incur  additional debt financing or issue  additional equity in order to complete  construction and start-up of our ethanol plant. The use of debt  financing  increases  the risk that we will not be able to  operate profitably  because we will need to make principal and interest  payments on the indebtedness.  Debt  financing  also  exposes our Members to the risk that their entire  investment  could be lost in the event of a default on the  indebtedness and a foreclosure  and sale of the Facility and its assets for an amount that is less than the outstanding  debt. Our ability to obtain additional debt financing will be subject to the  interest  rates and the  credit  environment  as well as general economic factors and other factors over which we have no control.

     Our debt service  requirements  and  restrictive  loan covenants  limit our ability to borrow more money,  make cash  distributions  to our Members and engage in other activities.

     Under the Credit Agreement and other debt instruments, we have made certain customary  representations  and we are  subject  to  customary  affirmative  and negative  covenants,  including  restrictions on our ability to incur additional debt that is not subordinated,  create additional liens,  transfer or dispose of assets,  make  distributions,  make capital  expenditure in excess of $1,000,000
(other than on the  Facility),  consolidate,  dissolve or merge,  and  customary
events  of  default  (including  payment  defaults,   covenant  defaults,  cross
defaults,  construction related defaults and bankruptcy  defaults).  The Current
Loans also  contain  financial  covenants  including a minimum  working  capital amount,  minimum reserves,  minimum current assets to current liabilities ratio, minimum tangible net worth, minimum tangible owner's equity, and a minimum fixed charge coverage ratio. As discussed elsewhere in this registration statement, we presently are unable to draw on the Credit Facility,  and have not yet finalized the terms of the Bridge Loan. These  conditions,  in addition to our obligations to repay principal and interest on the Current Loans once they are funded,  make us more vulnerable to economic or market  downturns.  If we are unable to obtain or service our debt, once obtained,  we may be forced to reduce or delay planned
capital  expenditures,   sell  assets,  restructure  our  indebtedness  or  seek
additional  equity  capital,  which would dilute our Members'  interests.  If we default  on any  covenant,  either  the  Lenders  or the  Bridge  Lender (or any subsequent  lender) could make the entire debt,  once incurred,  immediately due and payable.  If this  occurs,  we might not be able to repay our debt or borrow sufficient funds to refinance it. Even if new financing is available, it may not be on terms that are  acceptable  to us.  These  events  could cause us to cease construction,  or if  the  Facility  is  constructed  and  operating,  to  cease operations.

                                       17

Risks Associated With Construction and Development

     We depend on ICM and Bunge for  expertise  in beginning  operations  in the ethanol industry and any loss of these  relationships  could cause us delay and added expense, placing us at a competitive disadvantage.

     We will be  dependent  on our  relationships  with ICM and  Bunge and their employees. Any loss of these relationships, particularly during the construction and start-up period for the Facility,  may prevent us from commencing operations and result in the failure of our business.  The time and expense of locating new consultants,  contractors  or equity or  operational  partners  would  result in unforeseen  expenses and delays.  Unforeseen  expenses and delays may reduce our ability to  generate  revenue and  profitability  and  significantly  damage our competitive  position in the ethanol  industry such that Members could lose some or  all  of  their  investment.  We  have  already  experienced  delays  in  our construction  schedule  because  of our  projected  budget  shortfall  and ICM's corresponding  apprehension  to continue  construction  until the  shortfall  is resolved.

     We will also be  dependent  upon  ICM's  experience  and  ability  to train personnel  in  operating  the  Facility.  If the  Facility is built and does not operate to the level anticipated by us in our business plan, we will rely on ICM to adequately  address such  deficiency.  There is no assurance that ICM will be able to address  such  deficiency  in an  acceptable  manner.  Their  failure to address  deficiencies  could  cause  us to halt  or  discontinue  production  of ethanol,  which could  damage our ability to  generate  revenues  and reduce the value of Units.

     We are dependent upon ICM to design and build the Facility.

     ICM will perform various services and provide certain  equipment  necessary for the construction and operation of our ethanol production  Facility under the terms of the ICM Contract.  Upon seven days written notice, ICM has the right to stop work if we do not pay ICM  amounts  coming due that we have  certified  for payment. In addition,  ICM has already indicated that our construction  schedule will be delayed, as discussed above. Further, ICM can terminate the ICM Contract upon seven days written notice for any of the following reasons:  (i) suspension of work  for more  than 90 days by us or by  order  of a court  or other  public authority,  through no fault to ICM or (ii) our  failure  to pay ICM  undisputed amounts within 30 days of receiving an application for payment.

     Due to the  competitive  nature  of the  ethanol  industry  and the lack of qualified design and construction  firms available to build plants such as ours,
ICM's  refusal or  inability  to  perform  under the ICM  Contract  could have a material adverse effect on our ability to complete  construction of our Facility and achieve profitability in the future.

     We may encounter  problems with the steam energy plant design,  which could delay or prevent start-up of Facility operations or decrease our ability to generate  profits  causing a  decrease  in the value of Units and  Members'
     investment returns.

     The use of steam  directly  from a  coal-fired  public  utility  as a power source  for an ethanol  plant is  virtually  untested.  We are aware of only one other  ethanol  plant  currently  operating  with  steam as its major  source of energy. Because this process is new and untested for operating an ethanol plant, it is possible that  emissions  will exceed  expectations  and that the Facility will incur  significantly  higher  regulatory,  permit,  and  compliance  costs.
Because this is a new and untested energy source, it is possible that during the final  design,  construction,  and initial  start up phases of the project  that additional  and costly  engineering  and design changes may be necessary to meet energy production, ethanol processing, and environmental requirements.  This may lead to a decease in the value of our Units and Member investment returns.

     We are  dependent on Mid American  Energy  Company for our steam supply and any  failure  by them  may  result  in a  decrease  in our  profits  or our inability  to operate,  which may  decrease  the value of Units or Members'
     investment return.

     On January 22, 2007,  we entered  into a Executed  Steam  Service  Contract
("Steam  Contract") with Mid American Energy Company ("MidAm") under which MidAm will  provide us with steam to operate our ethanol

                                       18

plant for ten years from the earlier of our first  grind or January 1, 2009.  If
MidAm fails to deliver steam to us for any reason,  we may face an  interruption in our  supply  and we may be  forced  to seek  an  alternative  supply  source.
Although we are currently  seeking an agreement to install a backup  boiler,  we have not entered into any binding agreements with an alternative steam source at this time. As with natural gas and other energy sources, our steam supply can be subject to  immediate  interruption  by weather,  strikes,  transportation,  and production problems that can cause supply  interruptions or shortages.  While we anticipate  utilizing  natural gas as a temporary heat source when MidAm's plant is down, we do not have any natural gas supply  contracts  signed at this point, and an  extended  interruption  in the supply of steam could cause us to halt or discontinue  our  production  of  ethanol,  which  would  damage our  ability to generate  revenues.  A decrease  in our  revenues  may lead to a decrease in the value of Units or Members' investment return.

     We may not be able to protect  ourselves  from an  increase in the price of steam which may result in a decrease in profits,  causing a decrease in the value of our Units and Members' investment return.

     We will be significantly dependent on the price of steam. The Steam Contact will last for ten years as long as our first  grind  occurs  before  January  1,
2009. The Steam Contract will fix the price of steam for three years and provide for price  increases  annually  thereafter.  The price  increases are based upon market  forces  over  which we have no  control.  We  anticipate  that the Steam
Contract  will  protect  us from  extreme  price  changes  for  the  term of the agreement.  Upon the expiration of the Steam  Contract,  MidAm may locate a more profitable  contract and pursue it rather than renegotiate with us. Furthermore, there can be no assurance that we will be able to enter into a similar agreement following  the  expiration  of the Steam  Contract.  Although  coal  prices  and supplies  have  historically  been more  stable than many other forms of energy, this may not be taken into  consideration  when we are  negotiating  a new steam contract.  There is no  assurance  that we will be able to pass  through  higher steam prices to our  customers.  If higher steam prices are  sustained  for some time, such pricing may reduce our  profitability  due to higher operating costs.
This may cause a  decrease  in the value of our  Units and  Members'  investment returns.

     We may  encounter  hazardous or unexpected  conditions at the  construction site  that  could  increase  our  costs or delay  the  construction  of the
     Facility,  which would delay our ability to generate  revenues and decrease the value of Units or Members' investment return.

     Compliance  issues with applicable  environmental  standards could arise at any time during the  construction  and  operation of our  Facility.  We may have difficulty obtaining the necessary  environmental permits required in connection with the  operation  of the  Facility.  As a  condition  of  granting  necessary permits, regulators could make demands that result in additional costs to us and delay our ability to generate revenues.

     The project could suffer  additional  delays or construction cost increases that could  postpone  our  ability to  generate  revenues  and make it more difficult  for us to pay our debts,  which could  decrease the value of our
     Units or Members' investment return.

     We began  construction  in February  2007 and have  projected  that we will begin operation of the proposed  ethanol plant in the fourth quarter of 2008. We have  already  experienced  construction  delays,  primarily  the result of cost increases which have lead to our budget  shortfall.  As of December 31, 2007, we have expended  approximately  $76,300,000 on the project.  Our anticipated total project cost has never been a firm  estimate and we expect that it will continue to change from time to time as construction of the project progresses. The costs under the ICM  Contract  are subject to change.  The total amount we have to pay under  the ICM  Contract,  the T&S  Contract  and HGM  Contract  may be  further increased  due to  design  changes  or cost  overruns,  which  we  have  already experienced.  Any further  significant  increase in the construction cost of the
Facility or significant  expense  related to the design and  construction of the steam line and rail line may delay our  ability to generate  revenues  and hence reduce the value of our Units and the Members' investment return.

     Additionally,  construction  projects often experience  delays in obtaining construction  permits,  construction delays due to weather conditions,  or other events. If it takes longer to obtain necessary permits or construct the Facility than we currently  anticipate,  it would  further  delay our ability to generate revenues and make it difficult for us to meet our debt service obligations, once they are funded. If we encounter delays in obtaining the required

                                       19

permits,  our expected  construction  schedule will also be delayed.  Delays and weather conditions could result in a delay of the date we become operational and begin to generate revenue.

     Defects in plant  construction  could result in devaluation of our Units if our Facility does not produce ethanol and its co-products as anticipated.

     There is no assurance that defects in, materials and/or  workmanship in the plant will not occur. Under the terms of the ICM Contract, ICM warrants that the plant will meet specified performance criteria upon start-up, and that the plant will be free from  defects  in  workmanship  and  materials  respecting  certain
Facility  components.  Though the ICM Contract  requires ICM to correct  certain defects in material or workmanship  during the time period  specified in the ICM
Contract,  material defects in material or workmanship may still occur which ICM is not obligated to remedy. Such defects could further delay the commencement of operations of the Facility,  or, if such defects are discovered after operations have commenced, could cause us to halt or discontinue the Facility's operations.
Halting or  discontinuing  the Facility's  operations could delay our ability to generate revenues and reduce the value of Units.

     ICM will continue to employ subcontractors for key parts of the Facility.

     The  failure  on  the  part  of  major   subcontractors  to  perform  in  a
satisfactory  manner can present risk that the Facility will not be  constructed as planned.  Failure on the part of ICM to  compensate  subcontractors  can also present risk of claims or liens on plant assets.  These claims could result in a loss of the value of Units.

     The ICM Contract  does not protect us from  changing  prices for  concrete, labor or other inputs.

     Material  ongoing price increases in key inputs used in the construction of our Facility could result in more capital  expenditures than have been forecast.
If this occurs, the return on Members' investment will be reduced,  resulting in a decline in the value of Units.

     ICM does not provide formal guarantees or assurances  respecting our use of steam heat technology at the Facility.

     Our use of  steam  at the  Facility  is a  unique  feature  which  is being constructed on a design and build basis by ICM under the ICM Contract.  Although the ICM  Contract  provides  that our plant  specifications  be met,  ICM cannot guarantee use of our steam source.

     We are building our ethanol  plant upon an alluvial  plain that was created from historic river and glacial flows,  resulting in soil  conditions  that are highly  variable,  and may not be acceptable as a base for construction of certain Facility components.

     River bottom  ground can present soil types that may not drain  properly or that do not support certain types of structures. This may mean that we will have to  utilize  pilings,  higher  cost  foundations,  or deploy  soil  addition  or
stabilization   strategies  that  could  result  in  materially  higher  capital expenditures  than have been  forecast.  This would result in a  devaluation  of
Units.  There can be no assurance  that we will not  encounter  other  hazardous conditions  at the site.  If we  receive  notice of such  conditions,  we may be required to correct these conditions prior to continuation of construction. This situation  can result in  unforeseen  costs,  or  alternatively,  further  delay construction, thereby delaying the realization of revenues and devaluing Units.

     Any site near a major waterway system presents potential for flooding risk.

     Although our site exists within a 500-year flood plain that is protected by a levee,  its existence  next to a major river and major creeks  presents a risk that flooding  could occur at some point in the future.  We have procured  flood insurance as a means of risk  mitigation;  however,  there is a chance that such insurance will not cover certain  unforeseen  costs associated with flood damage or loss of income,  during a flood period.  Floods would have a material adverse impact upon Unit value.

                                       20

     We may experience delays or disruption in the construction of our rail line and loop track, which may lead to decreased revenues.

     We  are  in  the  process  of  constructing  our  rail   infrastructure  to
accommodate  100 car  shipments.  As of December 31, 2007,  our rail line is not complete.  We will be highly  dependent on Union Pacific's timely service of our railroad cars. There may be times when we have to slow production at our ethanol plant due to our inability to ship all of the Distillers  Grains we produce.  If we  cannot  operate  our plant at full  capacity,  we may  experience  decreased revenues which may affect the profitability of the Facility.

Risks Associated With Our Formation and Operation

     We are a newly formed  company with limited  working  capital,  which could result in losses that will affect the value of Units or Members' investment return.

     We were organized on March 28, 2005 and other than progressing  through the initial stages of plant construction,  we have no operating history. Our Company is  currently  promotional  and remains in its  development  stages,  and we are presently over budget without any guarantees that we will resolve our shortfall.
We cannot make  representations  about our future  profitable  operation  or our future  income or losses.  If our plans prove to be  unsuccessful,  Members will lose all or a substantial  part of their  investment.  There can be no assurance that the funds we received in our prior equity offerings,  combined with debt we intend to access  upon  resolving  our budget  shortfall,  most of which will be spent on plant construction, will be sufficient to allow us to operate our plant until profits are attained.

     We have no  experience  in the  construction  and  operation  of an ethanol plant,  which increases the risk that our Facility may be more expensive to build and operate  than we expect,  and which could  decrease  the value of
     Units or Members' investment return.

     The Company has and the members of its Board of Directors have little to no experience in the organization,  construction and operation of an ethanol plant, the ethanol industry,  or in governance or operation of a public company. Due to this lack of  experience,  and even  though we have  hired  management  which we believe is  qualified,  our Facility may cost more to construct and operate than we currently  anticipate.  Further increased costs may decrease the value of our
Units and the opportunity for Members to receive a return on their investments.

     Our operation  costs could be higher than  anticipated,  which could reduce our profits or create  losses,  which could  decrease the value of Units or
     Members' investment return.

     We could experience cost increases  associated with the on-going  operation of the  Facility  caused by a variety of  factors,  many of which are beyond our control.  Corn prices could further increase and labor costs could increase over time,  particularly if there is a shortage of persons with the skills  necessary to operate the  Facility.  Adequacy and cost of electric,  steam and natural gas utilities could also affect our operating costs. Changes in price, operation and availability of truck and rail  transportation may affect our profitability with respect to the transportation of ethanol and Distillers Grains to our customers.
In addition, the operation of the Facility will be subject to ongoing compliance with all applicable governmental regulations,  such as those governing pollution control, ethanol production, grain purchasing and other matters. If any of these regulations were to change,  it could cost us significantly  more to comply with them.  We  will  be  subject  to all of  these  regulations  whether  or not the operation of the ethanol plant is profitable.

     If we cannot  retain  competent  personnel,  we may not be able to  operate profitably,  which could decrease the value of Units or Members' investment return.

     Though we believe we have employed  capable  management to date, we provide no  assurance  that we can manage the  start-up  of the project  effectively  or properly staff our  operations.  Any failure to manage our start-up  effectively could delay the commencement of Facility operations, and such delay is likely to further delay our ability

                                       21

to generate  revenue and satisfy our debt  obligations,  once funded,  which may decrease the value of Units or negatively affect Members' investment return.

     Our lack of business diversification could result in the devaluation of our
     Units if our revenues from our primary products decrease.

     Our  business  will  solely  consist  of  ethanol  and  Distillers   Grains
production  and sales.  We will not have any other  lines of  business  or other sources of revenue if we are unable to complete the  construction  and operation of the  Facility.  Our lack of business  diversification  could cause Members to lose all or some of their  investment  if we are unable to generate  revenues by the production and sales of ethanol and Distillers Grains since we do not expect to have any other lines of business or alternative revenue sources.

     We have a history of losses and may not ever operate profitably.

     From our inception on March 28, 2005 through December 31, 2007, we incurred an  accumulated  net loss of  $204,330.  We will  continue to incur  significant losses until we successfully resolve our budget shortfall, complete construction and commence  operations of the Facility.  There is no assurance that we will be successful in completing our efforts to build and operate the Facility.  Even if we begin operations at the ethanol plant,  there is no assurance that we will be able to operate profitably.

     An  investment  in our Units may decline in value due to decisions  made by our Board and Members'  only  recourse is to replace our  Directors,  which could take several years.

     Our Board of Directors  may make poor  decisions  regarding  actions of the
Company,  which  may cause a  decrease  in the  value of  Units.  Our  Operating
Agreement  provides that each member of the Board of Directors  will serve for a four year term,  and in all cases  until a successor  is elected and  qualified.
Holders of Series A Units (the  "Series A Members")  have the right to elect the balance of the  Directors  not  elected  by the  holders of Series B or Series C
Members (presently the Series A Members may elect four Directors);  however, the terms of the  Directorships  elected by the Series A Members are staggered  such that  beginning  in 2008,  only one Series A Director  may be elected each year.
Staggering  the terms of the Series A  Directors,  in  addition to the rights of
Bunge (the "Series B Member")  and ICM (the "Series C Member") to elect  certain
Directorships,  means that Series A Members could only change the control of the
Company  through  electing  all four Series A  Directors,  which would take four years. If our project suffers further delays due to financing or construction or the Board of Directors makes poor decisions, the Series A Members' only recourse is to replace the Series A directors through elections at four successive annual meetings or an amendment to our Operating  Agreement,  which may be difficult to accomplish.

     Our  Operating  Agreement  contains  restrictions  on  Members'  rights  to participate  in corporate  governance  of our  affairs,  which limits their ability to influence management decisions.

     Our Operating  Agreement  provides that a Member or Members owning at least
30 percent of the  outstanding  Units may call a special meeting of the Members.
This may make it  difficult  for  Members  to propose  changes to our  Operating
Agreement without support from our Board of Directors. Our Directors are elected by the three  Series of  Units:  presently,  the  Series A  Members  elect  four
Directors (the "Series A Directors"),  our Series B Member elects two Directors, and our Series C Member  elects one  Director.  The terms office of the Series A
Directors are divided into four classes,  with each Director serving a staggered four-year term. In addition to Series A Members only being able to elect four of our seven Directors,  the  classification of the Series A Directors will make it more  difficult for Members to change the  composition of the Board because only one of the Directors  can be elected at one time.  If a vacancy  develops in our
Board of Directors  for any reason other than removal or  expiration  of a term, the remaining Directors of the same Series would fill it.

                                       22

     Our Directors have other business and management responsibilities which may cause conflicts of interest in the allocation of their time and services to the Company.

     Since our project is  currently  managed  both by our  officers and to some extent by the Board of  Directors  (rather  than  completely  by a  professional management  group),  the  devotion  of the  Directors'  time to the  project  is critical.  However,  the Directors have other  management  responsibilities  and business  interests  apart from our  project.  As a result,  our  Directors  may experience  conflicts of interest in allocating  their time and services between us and their other business  responsibilities.  No formal  procedures  have been established to address or resolve these conflicts of interest.

     We may have conflicting  financial interests with Bunge and ICM which could cause them to put their financial interests ahead of ours.

     ICM and Bunge advise our Directors  and have been,  and are expected to be, involved in  substantially  all material aspects of our financing and operations to date.  Consequently,  the terms and conditions of our agreements with ICM and
Bunge have not been negotiated at arm's length.  Therefore,  these  arrangements may not be as favorable to us as could have been if obtained  from  unaffiliated third  parties.  Most  of the  cost of our  project  will be paid to ICM for the design and  construction of our ethanol plant.  ICM may experience  conflicts of interest  that  cause  it to  put  its  financial  interest  in the  design  and construction of our plant ahead of our best interests.  In addition,  because of the extensive roles that ICM and Bunge have in the development, construction and operation of the Facility,  it may be difficult or impossible  for us to enforce claims that we may have  against ICM or Bunge.  Such  conflicts  of interest may reduce our  profitability and the value of the Units and could result in reduced distributions to investors.

     Bunge has  purchased  Series B Units and is  currently  the only  holder of
Series B Units.  Additionally,  as  discussed in more detail below under Item 2.
Financial   Information--Management's   Discussion  and  Analysis  of  Financial
Condition and Results of Operations--Recent  Developments,  under the terms of a proposed Reimbursement Agreement,  Bunge may receive additional Units, the terms of which remain under negotiation.  Under our Operating Agreement,  the Series B
Member is entitled to elect two  directors  without  any other  votes.  This may create conflicts of interest due to any such Director's  affiliation with Bunge, especially for Company action directly or indirectly affecting Bunge.

     ICM has purchased Series C Units and is currently the only holder of Series
C Units. Additionally,  under the terms of the proposed Reimbursement Agreement,
ICM may  similarly  receive  additional  Units,  the terms of which remain under negotiation.  Under our Operating Agreement,  the Series C Member is entitled to elect one director without any other votes. Accordingly,  there may be conflicts of interest resulting from any such director's  affiliation with ICM, especially for Company action directly or indirectly affecting ICM.

     ICM,  Bunge and their  respective  affiliates  may also have  conflicts  of interest  because  ICM,  Bunge  and their  respective  employees  or agents  are involved as owners,  creditors and in other capacities with other ethanol plants in the United  States.  We cannot require ICM or Bunge to devote their full time or attention to our  activities.  As a result,  ICM and / or Bunge may have,  or come to have,  a conflict of interest in  allocating  personnel,  materials  and other resources to our Facility.

     From time to time, our Directors may serve in director or leadership  roles with trade associations which could raise a conflict of interest.

     A number of our  Directors  have or continue to serve as directors of local and  state  agricultural  trade  organizations.  These  organizations  may adopt policies,  or engage in political lobbying activities that are in opposition to, or that  conflict  with the  Company's  business  needs.  This may  require  the
Director to abstain from votes or discussion on certain Company-related business matters.

                                       23

     An elected official serves as a Director.

     State  Senator  Hubert  Houser  is  an  elected   official  who  represents
constituents  in  southwest  Iowa  and  he  currently  serves  on the  Board  of
Directors.  As an elected official,  he is obligated to serve the needs of those whom he  represents,  and in so doing,  from time to time,  he may need to place these needs ahead of our needs.  In  addition,  from time to time he may have to abstain from voting on Company  business issues that conflict with state policy, or formal positions that the Senator is taking that may be inconsistent with our business  needs.  Conversely,  he may be precluded  from  assisting us in public policy debate, lobbying efforts or in the interface of the Company with state or local government  agencies.  Senator Houser's brother is also currently a member of the Pottawattamie County Board of Supervisors.

Risks Associated With The Ethanol Industry

     Once operational,  we will compete with larger,  better financed  entities, which could negatively impact our ability to operate profitably.

     There is  significant  competition  among ethanol  producers  with numerous producers and privately  owned ethanol plants  planned and operating  throughout the Midwest and  elsewhere in the United  States.  The number of ethanol  plants being  developed and  constructed  in the United  States  continues to increase.
Plans  have been  announced  by a  competitor  for the  construction  of another
ethanol  plant  directly  adjacent  to  our  Facility.   Our  business  faces  a
competitive  challenge from larger plants,  from plants that can produce a wider range of products  than we can,  and from other  plants  similar to ours.  Large ethanol  producers such as Abengoa  Bioenergy  Corp.,  Archer  Daniels  Midland,
Aventine  Renewable Energy,  Inc.,  Cargill,  Inc., New Energy Corp. and VeraSun
Energy  Corporation,  among  others,  are capable of  producing a  significantly greater  amount of ethanol  than we expect to produce.  In  addition,  there are several Nebraska,  Iowa,  Minnesota,  Wisconsin,  South Dakota and other Midwest regional  ethanol  producers which have recently  formed,  are in the process of forming, or are under consideration, which are or would be of a similar size and have similar  resources to us.  According to the  Renewable  Fuels  Association,
there are  currently 48  operational  ethanol  plants in Iowa and Nebraska  with several new plants in the process of forming. Furthermore,  ethanol from certain
Central  American or Caribbean  countries  is eligible  for tariff  reduction or elimination upon  importation to the United States.  Ethanol imported from these
Caribbean  Basin  countries may be a less expensive  alternative to domestically produced ethanol.

     This  competition  also  means  that the  supply of  domestically  produced ethanol is at an all-time  high.  As of October 9, 2007,  there were 131 ethanol plants in  operation  nationwide  with a capacity to produce  nearly 6.9 billion gallons  of ethanol  annually.  Another  73 new  plants  and 10  expansions  are currently under construction nationally,  which will add an additional estimated
6.6 billion gallons of annual  production  capacity.  Iowa alone is estimated to have  produced  approximately  1.97 billion  gallons of ethanol in 2007.  Excess capacity in the ethanol  industry will have an adverse impact on our operations, cash flows and general financial conditions.  If the demand for ethanol does not grow at the same pace as increases  in supply,  the price of ethanol will likely decline. If excess capacity in the ethanol industry continues,  the market price of ethanol may  continue to decline to levels  that are  inadequate  to generate sufficient cash flow to cover our costs. This could negatively impact our future profitability  and  decrease  the  value of our Units  and  Members'  investment return.

     Changes in the supply,  demand,  production and price of corn could make it more expensive to produce ethanol, which could decrease our profits.

     Our  ethanol  production  will  require  substantial  amounts  of  corn.  A significant  reduction in the quantity of corn harvested due to adverse  weather conditions,  farmer  planting  decisions,  domestic and foreign  government farm programs and policies, global demand and supply or other factors could result in increased  corn costs which would increase our cost to produce  ethanol.  Events that tend to negatively  impact the supply of corn are likely to increase prices and affect our  operating  results.  Rising corn  prices  produce  lower  profit margins for the production of ethanol,  especially when market conditions do not allow us to pass along increased corn costs to our customers.

                                       24

     We have entered into the Agency  Agreement  with A-B,  under which A-B will serve as our  agent  and  acquire  all of the No. 2 yellow  corn  necessary  for operation  of our  Facility.  The  initial  term is from  July  15,  2008  (or a different  date, if agreed by the parties)  until July 15, 2018. In the ordinary course of business,  we anticipate that once we are  operational,  we will enter into forward purchase contracts for our commodity purchases.

     The  price  of corn  has  generally  increased  in the  past  year  and has fluctuated  significantly  in the past and may  fluctuate  significantly  in the future. We cannot provide assurances that we will be able to offset any increase in the price of corn by increasing  the price of our products.  Any reduction in the  spread  between  ethanol  and corn  prices,  whether as a result of further increase  in corn  price  or an  additional  decrease  in  ethanol  prices,  may adversely affect our results of operations and financial conditions,  leading to a decrease in the value of Units and Members' investment return.

     We have executed an output  contract with Lansing that will purchase all of the ethanol we produce once operational, which may result in lower revenues because of decreased  marketing  flexibility and inability to capitalize on temporary  or regional  price  disparities,  and could  reduce the value of
     Units or Members' investment return.

     We executed the Ethanol Agreement with Lansing, which provides that Lansing will purchase the entire output of our ethanol.  Lansing will market our ethanol in national,  regional and local  markets.  Our objective in utilizing an output contract is to provide a reliable and predictable market for our ethanol.  We do not plan to build our own sales force or sales  organization to support the sale of ethanol.  As a result,  we will be dependent on Lansing to sell our principle product.  When there are  temporary or regional  disparities  in ethanol  market prices,  it could be more  financially  advantageous  to have the flexibility to sell  ethanol  ourselves  through our own sales  force.  We have  decided not to pursue this route.  Our strategy  could result in lower  revenues and reduce the value of Units if Lansing does not perform as we plan.

     Low ethanol prices and low gasoline prices could reduce our profitability.

     Prices for ethanol products can vary  significantly over time and decreases in price levels could  adversely  affect our  profitability  and viability.  The price for ethanol has some relation to the price for oil and gasoline. The price of ethanol tends to increase as the price of gasoline  increases,  and the price of ethanol tends to decrease as the price of gasoline  decreases,  although this may not always be the case.  Any  lowering of  gasoline  prices will likely also lead to lower prices for ethanol and adversely affect our operating results. The total  production  of ethanol is at an all-time  high and continues to expand at this time. Further increased production of ethanol may lead to lower prices. Any downward change in the price of ethanol may decrease our  profitability and thus the value of our Units and Members' investment return.

     Increases  in the  production  of ethanol  could result in lower prices for
     ethanol  and  have  other   adverse   effects   which   could   reduce  our
     profitability.

     We expect that new fuel grade ethanol plants will be  constructed,  because of the increase in ethanol  demand  resulting from the federal Energy Policy Act of 2005 and the Energy  Independence  and Safety Act of 2007,  which  mandate an
increase  in  the  use  of  renewable   fuels  in  the  U.S.  to   approximately
15,200,000,000  by 2012 and  approximately  36,000,000,000  gallons  per year by
2022.  Because increased  production  capacity is usually less costly to achieve through  expansion of existing plants,  we expect expansion will also occur. The increased  production  of  ethanol  may lead to lower  prices for  ethanol.  The increased  production of ethanol could have other adverse  effects as well.  For example,  the  increased  production  will also lead to  increased  supplies  of co-products  from the production of ethanol,  such as Distillers  Grains.  Those increased supplies could lead to lower prices for this co-product.

                                       25

     There is scientific  disagreement about the wisdom of policies  encouraging ethanol production,  which could result in changes in governmental policies concerning ethanol and reduce our profitability.

     Some studies have challenged  whether  ethanol is an appropriate  source of fuel and fuel additives, because of concerns about energy efficiency,  potential health effects,  cost and impact on air quality.  Federal energy policy,  as set forth in the Energy  Policy Act of 2005 and the Energy  Independence  and Safety
Act of 2007, support ethanol production. If a scientific consensus develops that ethanol  production  does not enhance our overall energy policy,  our ability to produce and market ethanol could be materially and adversely affected.

     Hedging  transactions,  which, if used,  would be intended to stabilize our
     corn  costs,   also   involve   risks  and  costs  that  could  reduce  our
     profitability.

     In an attempt to minimize  the effects of the  volatility  of corn costs on operating  profits,  we may take hedging  positions in corn futures markets once operational.  Hedging  means  protecting  the price at which we buy corn and the price at which we will sell our  products in the future.  It is a way to attempt to reduce the risk caused by price  fluctuation.  The  effectiveness  of hedging activities  is  dependent  upon,  among other  things,  the cost of corn and our ability to sell sufficient  amounts of ethanol and Distillers  Grains to utilize all of the corn subject to the futures  contracts.  Hedging activities result in costs such as brokers'  commissions  and other  transaction  costs. If there are significant  swings in corn  prices,  or if we  purchase  more  corn for  future delivery than we can use, we may have to pay to terminate a futures contract, or resell unneeded corn inventory at a loss.

     Ethanol  production is energy intensive and  interruptions in our supply of energy,  or  volatility  in energy  prices,  could have a material  adverse impact on our business.

     Ethanol production  requires a constant and consistent supply of energy. If our  production  is  halted  for any  extended  period  of time,  it will have a material adverse effect on our business.  If we were to suffer  interruptions in our energy supply,  either during  construction  or after we begin operating the ethanol  plant,  our  business  would be harmed.  We have entered into the Steam
Contract for our primary energy source. In addition, natural gas and electricity prices have  historically  fluctuated  significantly.  Increases in the price of steam,  natural gas or  electricity  would harm our business by  increasing  our energy  costs.  The prices  which we will be  required  to pay for these  energy sources  will have a direct  impact on our costs of  producing  ethanol  and our financial results.

     Our ability to successfully operate depends on the availability of water at anticipated prices.

     To produce ethanol,  we will need a significant  supply of water, and water supply and quality are important  requirements  to operate an ethanol plant.  We anticipate  that our water  requirements  for the plant will be  supplied by our wells. However, there are no assurances that we will have a sufficient supply of water to sustain the Facility in the future, or that we can obtain the necessary permits to obtain water  directly from the Missouri  River as an  alternative to our wells. As a result, our ability to make a profit may decline.

     We have no current  plan to sell the raw carbon  dioxide we  anticipate  we will  produce  to a  third  party  processor  resulting  in the  loss  of a potential source of revenue.

     At this  time,  we have no  agreement  to sell the raw  carbon  dioxide  we anticipate we will produce.  We cannot provide any assurances  that we will sell our raw  carbon  dioxide at any time in the  future.  If we do not enter into an agreement to sell our raw carbon dioxide,  we will have to emit it into the air.
This will result in the loss of a potential source of revenue.

     Changes and advances in ethanol  production  technology could require us to incur costs to update our Facility or could otherwise hinder our ability to complete in the ethanol industry or operate profitably.

     Advances and changes in the  technology of ethanol  production are expected to occur. Such advances and changes may make the ethanol  production  technology installed in our plant less  desirable or obsolete.  These

                                       26

advances  could also allow our  competitors  to produce  ethanol at a lower cost than us. If we are unable to adopt or incorporate  technological  advances,  our ethanol  production  methods  and  processes  could be less  efficient  than our competitors,  which could cause our plant to become  uncompetitive or completely obsolete.  If our  competitors  develop,  obtain or license  technology  that is superior to ours or that makes our  technology  obsolete,  we may be required to incur significant costs to enhance or acquire new technology so that our ethanol production  remains  competitive.  Alternatively,  we may be  required  to  seek third-party licenses,  which could also result in significant  expenditures.  We cannot guarantee or assure that third-party  licenses will be available or, once obtained,  will continue to be available on commercially reasonable terms, if at all. These costs could negatively impact our financial performance by increasing our operating  costs and reducing our net income,  all of which could reduce the value of Members' investment.

     Competition from the advancement of alternative fuels may lessen the demand for ethanol and negatively impact our profitability, which could reduce the value of Members' investment.

     Alternative fuels,  gasoline  oxygenates and ethanol production methods are continually  under  development.  A number of  automotive,  industrial and power generation  manufacturers  are developing  alternative clean power systems using fuel cells or clean burning gaseous fuels. Like ethanol,  the emerging fuel cell industry offers a technological  option to address  increasing  worldwide energy costs,  the  long-term  availability  of petroleum  reserves  and  environmental concerns. Fuel cells have emerged as a potential alternative to certain existing power  sources  because  of their  higher  efficiency,  reduced  noise and lower
emissions.   Fuel  cell  industry   participants  are  currently  targeting  the
transportation, stationary power and portable power markets in order to decrease fuel costs, lessen dependence on crude oil and reduce harmful emissions.  If the fuel cell and hydrogen  industries continue to expand and gain broad acceptance, and hydrogen  becomes  readily  available to consumers for motor vehicle use, we may not be able to compete effectively. This additional competition could reduce the demand for ethanol, which would negatively impact our profitability, causing a reduction in the value of Members' investment.

     Corn-based ethanol may compete with cellulose-based  ethanol in the future, which  could  make  it  more  difficult  for  us to  produce  ethanol  on a cost-effective basis and could reduce the value of Members' investment.

     Most ethanol is currently produced from corn and other raw grains,  such as milo or  sorghum -  especially  in the  Midwest.  The  current  trend in ethanol production  research is to develop an efficient method of producing ethanol from cellulose-based  biomass, such as agricultural waste, forest residue,  municipal solid  waste,  and  energy  crops.  This  trend  is  driven  by  the  fact  that cellulose-based  biomass is generally  cheaper than corn, and producing  ethanol from  cellulose-based  biomass would create  opportunities to produce ethanol in areas  which  are  unable  to grow  corn.  Although  current  technology  is not sufficiently efficient to be competitive,  a report dated August 25, 2000 by the
U.S.  Department of Energy entitled "Outlook for Biomass Ethanol  Production and
Demand"  indicated  that new  conversion  technologies  may be  developed in the future. If an efficient method of producing ethanol from cellulose-based biomass is developed,  we may not be able to compete  effectively.  We do not believe it will be  cost-effective  to convert  our  Facility  into a plant  which will use cellulose-based  biomass to produce ethanol. If we are unable to produce ethanol as  cost-effectively  as  cellulose-based  producers,  our  ability to  generate revenue will be negatively impacted and Members' investment could lose value.

     Competition  from ethanol  imported from Caribbean basin countries may be a less  expensive  alternative  to our ethanol,  which would cause us to lose market share and reduce the value of Members' investment.

     Ethanol  produced or processed in certain  countries in Central America and the  Caribbean  region is eligible  for tariff  reduction  or  elimination  upon importation  to the United States under a program  known as the Caribbean  Basin
Initiative. Large ethanol producers, such as Cargill, have expressed interest in building dehydration plants in participating Caribbean Basin countries,  such as
El Salvador, which would convert ethanol into fuel-grade ethanol for shipment to the United States. Ethanol imported from Caribbean Basin countries may be a less expensive alternative to domestically produced ethanol. Competition from ethanol imported  from  Caribbean  Basin  countries  may affect our  ability to sell our ethanol profitably, which would reduce the value of Members' investment.

                                       27

     Competition  from  ethanol  imported  from  Brazil may be a less  expensive alternative  to our ethanol,  which would cause us to lose market share and reduce the value of Members' investment.

     Brazil is currently the world's  largest  producer and exporter of ethanol.
In Brazil,  ethanol is produced primarily from sugarcane,  which is also used to produce  food-grade sugar.  Ethanol imported from Brazil may be a less expensive alternative to domestically produced ethanol, which is primarily made from corn.
Tariffs   presently   protecting  U.S.  ethanol  producers  may  be  reduced  or eliminated. Competition from ethanol imported from Brazil may affect our ability to sell our  ethanol  profitably,  which  would  reduce  the  value of  Members'
investment.

Risks Associated With Government Regulation and Subsidization

     Federal regulations  concerning tax incentives could expire or change which could reduce our revenues.

     The federal government presently encourages ethanol production by taxing it at a lower rate which will indirectly benefit us. The VEETC currently equates to a $.51 per gallon  subsidy of ethanol which is available to  distributors.  Some states and cities provide additional  incentives.  The Energy Policy Act of 2005 and  the  Energy  Independence  and  Security  Act of 2007  effectively  mandate increases in the amount of annual ethanol  consumption in the United States. The result is that the ethanol industry's  economic structure is highly dependent on governmental  policies.  Although  current policies are favorable  factors,  any major  change in federal  policy,  including  a decrease  in ethanol  production incentives,  would have  significant  adverse  effects on our  proposed  plan of operations  and might  make it  impossible  for us to  continue  in the  ethanol business.

     Nebraska state producer  incentives are  unavailable to us, which places us at a competitive disadvantage.

     Neighboring states such as Nebraska have historically  provided  incentives to ethanol producers, and may do so in the future.  Presently, we do not qualify for any state-granted  incentives. To the extent that neighboring states provide economic incentives to our competitors,  our ability to effectively compete with such recipients will be reduced.

     We are subject to extensive environmental regulation and operational safety regulations that impact our expenses and could reduce our profitability.

     Ethanol  production  involves the emission of various airborne  pollutants, including  particulate matters,  carbon monoxide,  oxides of nitrogen,  volatile organic  compounds  and sulfur  dioxide.  We will be subject to  regulations  on emissions  from  the  EPA and the  IDNR.  The  EPA's  and  IDNR's  environmental regulations  are subject to change and often such  changes are not  favorable to industry.  Consequently,  even if we have  the  proper  permits  now,  we may be required  to invest  or spend  considerable  resources  to  comply  with  future environmental regulations.

     Our  failure  to  comply  or the  need to  respond  to  threatened  actions involving  environmental laws and regulations may adversely affect our business, operating  results  or  financial  condition.  Once our  ethanol  plant  becomes operational  and as our  business  grows,  we will have to  develop  and  follow procedures for the proper  handling,  storage,  and  transportation  of finished products and materials  used in the  production  process and for the disposal of waste products.  In addition,  state or local requirements may also restrict our production and  distribution  operations.  We could incur  significant  costs to comply with  applicable  laws and  regulations  as production  and  distribution activity  increases.  Protection  of the  environment  will  require us to incur expenditures for equipment or processes.

     We  could be  subject  to  environmental  nuisance  or  related  claims  by employees,  property  owners or residents near the Facility  arising from air or water discharges.  Ethanol production has been known to produce an odor to which surrounding  residents could object. We believe our plant design should mitigate most odor objections.  However,  if odors become a problem, we may be subject to fines  and  could be  forced to take  costly  curative  measures.  Environmental litigation  or  increased  environmental  compliance  costs could  significantly increase our operating costs.

                                       28

     We will be subject to federal and state laws regarding  operational safety.
Risks  of  substantial  compliance  costs  and  liabilities  are  inherent  in a large-scale  construction  project  and in ethanol  production  after a plant is constructed.  Costs and  liabilities  related to worker  safety may be incurred.
Possible  future  developments-including  stricter  safety  laws for  workers or others, regulations and enforcement policies and claims for personal or property damages resulting from our construction or operation could result in substantial costs  and  liabilities  that  could  reduce  the  amount  of cash that we would otherwise have to distribute to Members or use to further enhance our business.

     Carbon  dioxide  may be  regulated  by the  EPA  in  the  future  as an air pollutant, requiring us to obtain additional permits and install additional
     environmental   mitigation  equipment,   which  may  adversely  affect  our
     financial performance.

     Our  Facility  will emit  carbon  dioxide as a  by-product  of the  ethanol production  process.  The United States Supreme Court recently classified carbon dioxide as an air pollutant under the Clean Air Act in a case seeking to require the EPA to regulate carbon dioxide in vehicle  emissions.  Similar lawsuits have been filed seeking to require the EPA to regulate carbon dioxide  emissions from stationary  sources  such as our  ethanol  plant  under the Clean Air Act.  Once operational,  our Facility will produce a significant  amount of carbon  dioxide that  will  be  vented  into  the  atmosphere.  While  there  are  currently  no regulations  applicable to us concerning carbon dioxide,  if Iowa or the federal government,  or any  appropriate  agency,  decides to  regulate  carbon  dioxide emissions by plants such as ours, we may have to apply for additional permits or we may be required to install carbon dioxide mitigation  equipment or take other steps unknown to us at this time in order to comply with such law or regulation.
Compliance  with future  regulation of carbon  dioxide,  if it occurs,  could be costly and may prevent us from  operating  the  Facility  profitably,  which may decrease the value of our Units and Members' investment return.

     Our site borders nesting areas used by endangered bird species, which could impact our ability to successfully  acquire operating permits. The presence of these species,  or future shifts in its nesting areas,  could  adversely impact  construction  activities or have a negative impact upon our ability to construct  the  Facility at our site.  It could also  negatively  impact future operating performance.

     The Piping Plover (Charadrius  melodus) and Least Term (Sterna  antillarum)
use the fly ash ponds of the  existing  MidAm  power  plant  for  their  nesting grounds. The birds are listed on the state and federal threatened and endangered species lists.  Representatives of the IDNR have  preliminarily  determined that our  plans to  construct  a rail line on the west edge of MidAm fly ash ponds to serve the Facility  should not interfere  with the birds'  nesting  patterns and behaviors,  based upon current  experiences  observed during the construction of the  neighboring CB4 MidAm power plant.  However,  it may be necessary for us to modify our construction schedules or plant site design to accommodate the birds'
patterns.  Of greater risk is the threat that  environmental  permits may not be received,  or  received  on a timely  basis  if  Federal  or State  governmental agencies  conclude that our plant may impair or negatively  impact bird habitat.
We may also have to alter  our  construction  schedule  to  accommodate  nesting activities at certain times of the year. This could have a detrimental impact on the project's economic viability.  In addition, we cannot foresee or predict the birds' future  behaviors or status.  As such, we cannot say with  certainty that endangered  species  related  issues  will not arise in the  future  that  could negatively effect the plant's operations, or the valuation of Units.

     We may encounter or discover unforeseen  environmental  contaminants at our site.

     We completed a Phase One environmental  survey to determine the presence of hazardous waste on the Facility site. While we believe the historical use of our site has primarily been bare farmland,  a Phase Two environmental study (to test for the presence of any contaminants that may have permeated the ground water or leached into the soil as a consequence of any prior disposal or improper storage by prior  occupants or  neighboring  businesses)  was  performed  and updated in connection with the closing of our 2006 equity offering.  In the future,  should such  contaminants  or hazards be  discovered,  we may be unable to utilize  the
Facility  site as we  intend  or we may incur  costs  for  cleanup  that are not reflected in our  forecasted  sources and uses of funds  discussed  elsewhere in this registration statement.

                                       29

     We may encounter  unforeseen  negative public sentiment of nearby residents who are opposed to the prospects of additional  manufacturing businesses in the area.

     While we do not expect that the ethanol plant will produce air emissions or waste water that would  negatively  impact the nearby  residential  communities, occupants of those  communities may choose to express negative  sentiment toward the  addition  of another  major  manufacturing  plant in the  community  due to misperceptions about the plant's expected  environmental  impact. Such reactions could influence local zoning rules, impede construction, or result in unforeseen costs related to education,  legal defense,  permitting, and other factors which could adversely impact our anticipated expenses and reduce the value of Units.

     In the  future,  environmental  regulations  and  public  policy  regarding
     compliance  may  change,   adversely   affecting  the  Facility's  economic
     performance.

     Any future adverse changes in governmental  regulations  regarding emission of carbon dioxide, water disposal, co-existence with endangered species or other wildlife, or other factors, could result in unforeseen material costs or capital expenditures  that  could  cause the  Company to fail to  generate  satisfactory economic  results,  causing  devaluation of Units.  In addition,  any changes in environmental  laws and regulations,  both at the federal and state level, could require us to spend  considerable  resources in order to comply with such law or regulation.  The expense of compliance may be  significant  enough to reduce our profitability and negatively affect our financial condition.

Risks Related to Tax Issues in a Limited Liability Company

MEMBERS  SHOULD  CONSULT THEIR OWN TAX ADVISOR  CONCERNING THE IMPACT THAT THEIR
OWNERSHIP  IN US MAY  HAVE  ON  THEIR  FEDERAL  INCOME  TAX  LIABILITY  AND  THE
APPLICATION OF STATE AND LOCAL INCOME AND OTHER TAX LAWS TO OWNERSHIP OF UNITS.

     IRS  classification  of us as a  corporation  rather than as a  partnership would result in higher taxation and reduced profits, which could reduce the value of an investment in us.

     We are an Iowa limited  liability company that has elected to be taxed as a partnership for federal and state income tax purposes,  with income, gain, loss, deduction and credit passed through to our Members.  However,  if for any reason the Internal Revenue Service ("IRS") would successfully determine that we should be taxed as a corporation rather than as a partnership, we would be taxed on our net income at rates of up to 35 percent for federal income tax purposes, and all items of our income, gain, loss, deduction and credit would be reflected only on our tax returns and would not be passed through to our Members. If we were to be taxed as a corporation for any reason, distributions we make to our Members will be  created  as  ordinary  dividend  income to the  extent of our  earnings  and profits,  and the  payment of  dividends  would not be  deductible  by us,  thus resulting in double  taxation of our earnings and profits.  If we pay taxes as a corporation, we will have less cash to distribute to our Members.

     The IRS may  classify  an  investment  in us as  passive  activity  income, resulting  in a Member's  inability  to deduct  losses  associated  with an investment in us.

     It is likely  that the IRS will  classify  an  interest  in us as a passive activity. If a Member is either an individual or a closely held corporation, and if a Member's  interest is deemed to be "passive  activity,"  then such Member's allocated  share of any loss we incur will be deductible  only against income or gains such Member has earned from other  passive  activities.  Passive  activity losses that are  disallowed in any taxable year are suspended and may be carried forward and used as an offset against  passive  activity income in future years.
These rules could  restrict a Member's  ability to  currently  deduct any of our losses that are passed through.

                                       30

     Income allocations assigned to Units may result in taxable income in excess of cash  distributions,  which means a Member may have to pay income tax on our Units with personal funds.

     Members  will pay tax on their  allocated  shares  of our  taxable  income.
Members may receive allocations of taxable income that result in a tax liability that is in excess of any cash  distributions  we may make to the Members.  Among other  things,  this result might occur due to accounting  methodology,  lending covenants  contained  in the  Facility  that  restrict  our  ability to pay cash distributions,  or our decision to retain the cash  generated by the business to fund our  operating  activities  and  obligations.  Accordingly,  Members may be required to pay some or all of the income tax on their  allocated  shares of our taxable income with personal funds.

     An IRS audit could  result in  adjustments  to our  allocations  of income, gain, loss and deduction causing additional tax liability to our Members.

     The IRS may audit our income tax returns and may challenge  positions taken for tax purposes and allocations of income, gain, loss and deduction to Members.
If the IRS were  successful  in  challenging  our  allocations  in a manner that reduces  loss or  increases  income  allocable  to  Members,  Members  may  have additional tax  liabilities.  In addition,  such an audit could lead to separate audits of Members' tax returns,  especially if adjustments  are required,  which could result in adjustments  on Members' tax returns.  Any of these events could result in additional tax liabilities, penalties and interest to Members, and the cost of filing amended tax returns.

The  foregoing is not intended to be an  exhaustive  discussion of all the risks that may be associated  with an investment  in us.  Moreover,  because there are many inherent  risks that may not be anticipated by us, you should be aware that there are additional risks inherently  associated with our Company and which are not presently foreseen by us.

Item 2.           Financial Information.

Selected Financial Data

The following selected financial data should be read together with our financial statements and accompanying  notes and "Management's  Discussion and Analysis of
Financial  Condition  and Results of  Operations"  appearing  elsewhere  in this registration  statement.  The  selected  financial  data in this  section is not intended to replace our financial  statements  and the  accompanying  notes.  We remain in the development stage at this time, and our historical results are not necessarily  indicative of our future results.  The selected  financial data set forth below are derived  from our audited  statements  of  operations,  Members'
equity and cash  flows for the years  ended  September  30,  2007 and 2006,  the period from March 28, 2005 (date of  inception)  to  September  30, 2005 and the period from March 28, 2005 (date of inception)  to September 30, 2007,  and from our audited balance sheets as of September 30, 2007 and 2006, included elsewhere in this registration statement.

Statements of Operations Data:
                                                                                  March 28, 2005     March 28, 2005
                                                                                     (Date of           (Date of
                                                                                   inception) to      inception) to
                                             Year Ended          Year Ended        September 30,      September 30,
                                         September 30, 2007  September 30, 2006        2005               2007
---------------------------------------- ------------------- ------------------- ------------------ ------------------
Revenues                                 $                0  $                0  $               0  $               0
Expenses                                        (2,222,327)           (886,824)           (33,959)        (3,143,110)
Other Income--Interest and Grants                 3,305,042             134,593              4,325          3,443,960
Net Income (Loss)                        $        1,082,715  $        (752,231)  $        (29,634)  $         300,850

Net Income (Loss) per Unit               $            86.15  $           651.28  $          14,817  $           55.07

                                       31

Balance Sheet Data:
                                             September 30,      September 30,
                                                 2007               2006
------------------------------------------ ------------------ ------------------
Assets:
     Cash and other current assets         $       1,867,892  $         841,120
     Property and other equipment, net            61,640,494          5,632,280
     Other assets                                 18,439,388            165,275
Total Assets                               $      81,947,774  $       6,638,675

Liabilities and Members' Equity:
     Current liabilities                   $       5,004,480  $         359,290
     Long term debt                                  168,333          1,283,250
     Members' Equity                              76,774,961          4,996,135
Total Liabilities and Members' Equity      $      81,947,774  $       6,638,675

Management's Discussion and Analysis of Financial Condition and Results of Operations

     Liquidity and Capital Resources

     We  intend  to  rely  on our  current  equity  and  projected  debt to fund completion of the project,  cover start-up costs and purchase inventory prior to our  operational  date.  Once  operational,  we  anticipate  that  cashflow from operations  will allow us to operate at a profit and will provide the  necessary cash to make our principal debt and interest payments. As discussed elsewhere in this registration  statement,  market trends and governmental  regulations could have a significant impact on our ability to remain profitable and provide enough cashflow to make our debt and  interest  payments,  if we are able to obtain the
debt  we  require  to  complete   construction  of  the  Facility  and  commence
operations.

     The  current  tightening  of the  credit  markets  and the  current  market conditions  for both corn and  ethanol  could  materially  impede our ability to obtain  additional  funding  if we need to raise  additional  equity  or  borrow additional funds to make improvements to our Facility.

     We expect our future  cost of goods sold will  consist  primarily  of costs relating to the corn supply  necessary to produce ethanol and Distillers  Grains for sale.  Corn prices have  increased  sharply  since August 2006 and we expect corn prices to remain at historical  high price levels well into 2008.  Although we do not expect to begin  operations  until fall 2008  (assuming we immediately resolve our budget shortfall), we expect the same factors described elsewhere in this registration  statement affecting demand for corn will continue to not only maintain higher prices, but cause continuing  volatility on those prices,  which may significantly impact our cost of goods sold.

     Once  operational,  we will be  dependent  on our supply of corn to produce ethanol  and its  co-products  at our  Facility.  We expect the price of corn to remain above  historical  price  levels and we will have to complete  with other ethanol  plants for our corn  origination.  Generally,  higher  corn prices will produce  lower profit  margins.  Grain prices are  primarily  dependent on world feedstuffs supply and demand and on U.S. and global corn crop production,  which can be volatile as a result of a number of factors,  the most important of which are  weather,  current  and  anticipated  stocks and prices,  export  prices and supports and the government's current and anticipated agricultural policy.

     The price at which we will purchase  corn will depend on prevailing  market prices.  A shortage may develop,  particularly if there are other ethanol plants competing for corn, an extended drought or other production problems. Historical grain  pricing  information  indicates  that the price of grain  has  fluctuated significantly in the past and may fluctuate significantly in the future. Because the market price of ethanol is not related to grain  prices,  ethanol  producers are  generally  not  able to  compensate  for  increases  in the  cost of  grain
feedstock  through  adjustments  in  prices  charged  for  their  ethanol.   We,
therefore, anticipate that our plant's profitability will be negatively impacted during periods of high corn prices.

                                       32

     Recent Developments

     On  November  13,  2007,  the  Company  received  notification  from  Agent requesting  that it  immediately  provide  the Agent  with a sworn  construction statement  under the terms of the Credit  Agreement  in  response to our updated project budget dated October 29, 2007,  which reflected a budgeted  shortfall of
$31,000,000.  Agent  further  requested  the  deposit  of  $34,121,313  with the disbursing  agent under the Credit  Agreement and related  documents  within ten days.  Thereafter,  the Company and Agent  commenced  discussions  regarding the
potential   construction   funding  gap   projected  in  our  October  29,  2007
construction  budget.  On January 3, 2008, we received  notification  from Agent requesting  a firm  proposal  to address our equity  shortfall  along with other materials.  As of January 28, 2008, we are negotiating  with Agent (on behalf of the Lenders) and a potential Bridge Lender to resolve our funding  shortfall and commence funding under the Credit Agreement through the following proposals:

     * We would  obtain a Bridge  Loan from the  Bridge  Lender in the amount of
     $31,000,000.  Under the Bridge Loan,  we would be required to pay interest, and the  principal  would be due in  November,  2008.  The  proceeds of the
     Bridge Loan would be deposited into the Credit Agreement disbursing account and applied as required  thereunder.  The Bridge Loan debt would be secured by two letters of credit, described below.

     * Bunge  would  cause its bank to issue a letter  of  credit in the  amount equal to 76% of the $31,000,000  borrowed under the Bridge Loan in favor of
     Lenders,  and ICM would  cause its  lender to  similarly  issue a letter of credit in the amount  equal to 24% of the  $31,000,000  borrowed  under the
     Bridge  Loan in favor of  Lenders  (together,  the  "LCs").  Both LCs would expire in December,  2008,  and Lenders  would only draw against the LCs to the extent  that we have not repaid  the Bridge  Loan in full by  November,
     2008. In the event Lenders draw against the LCs, the amounts drawn would be in  proportion to Bunge's and ICM's  respective  ownership of the Company's
     Units which are not Series A--76% and 24%, respectively.  Similarly,  as we repay the  principal  of the Bridge  Loan,  the LCs' stated  amounts  would correspondingly be reduced in the same proportion.

     * We would enter into a proposed Reimbursement Agreement with Bunge and ICM
     (the  "Reimbursement   Agreement")  in  connection  with  their  respective
     issuances of the LCs. Under the Reimbursement  Agreement, we would agree to pay Bunge and ICM each a fee for the issuances of their  respective LCs. To the  extent  that  the LCs are  drawn  upon as  discussed  above,  we would immediately  reimburse Bunge and ICM. Such  reimbursement  would consist of the  issuance  of Units to Bunge and ICM at the  price of $3,000  per Unit, though the terms of such Units,  including  their price,  remain subject to further negotiations. We would also agree to use our best efforts to either obtain  additional debt financing or raise  additional  equity to eliminate the need for the Bridge Loan and the LCs.

     * The terms of the  Credit  Agreement  would be  modified  to  reflect  the foregoing.

     The foregoing are only proposals at this point and we have not entered into any definitive  agreement to satisfy Lenders sufficient to provide funding under the Credit Facility.  Furthermore,  we have not reached any definitive agreement with any Bridge  Lender  respecting  any Bridge Loan,  and neither Bunge nor ICM have agreed to any of the  foregoing  terms as of the date of this  registration statement.  Finally,  to the extent we issue  additional Units to Bunge and / or
ICM, or raise  additional  equity  through a separate  offering,  the  ownership interests of the Company's Members would be diluted.

     Sources of Funds

     The total project cost to construct our Facility and commence operations is currently  estimated  to be  approximately  $234,000,000,  assuming  no  unknown material  changes  are  required.  To  date,  we have  planned  to  finance  the construction  of the Facility with a combination of equity and debt capital.  We hope to finance  additional  construction  costs  with both  equity and new debt financing,  as discussed above. We initially raised equity from our seed capital investors and completed a secondary  private  offering in March 2006. We seek to draw on our debt financing under the terms of the Credit Agreement,  as amended, and a Bridge Loan.  We have also  received  grant income from the United  States
Department  of  Agriculture  ("USDA")  and a loan from the IDED.  The  following schedule sets forth our sources of funds from our equity offering proceeds,  our debt financing  proceeds (once we are

                                       33

able to draw upon them),  grants, and the additional debt or equity necessary to complete the construction of the ethanol plant:

Source of Funds                                                                   Amount            Percent of Total
     Equity:
         Member Equity (Seed Capital Offerings)                               $      1,650,000              0.70%
         Member Equity (Secondary Offering)                                   $     74,004,000              31.6%
     Other:
         Interest, Grant and Other Income                                     $      3,881,389               1.7%
     Total Equity and Other                                                   $     79,535,389              40.0%
     Debt:
         Term Debt                                                            $    111,000,000             47.40%
         Revolving Line of Credit                                             $     12,650,000              5.40%
         Bridge Loan                                                          $     31,000,000              7.20%
     Total Debt                                                               $    154,650,000              60.0%

---------------------------------------------------------------------------- --- -------------- ---------------------
Total                                                                         $    234,185,389               100%
         Equity Financing

         For  financing  purposes,  we  have  issued  Units  in  three  separate offerings: (i) in an offering commencing in October 2005, we issued 285 Units at
$2,000  per  Unit to our  founding  Members,  resulting  in  gross  proceeds  of
$570,000;  (ii) in an offering  commencing in November 2005, we issued 360 Units at $3,000 per Unit,  resulting  in gross  proceeds  of  $1,080,000;  (iii) in an offering  commencing  in February,  2006,  we issued (A) 8,000 Series A Units at
$6,000 a Unit,  resulting in gross proceeds of  $48,000,000,  (B) 1,000 Series C
Units to ICM at $6,000 a Unit,  resulting in gross proceeds of  $6,000,000,  and
(C)  3,334  Series B Units  to Bunge at  $6,000  per  Unit,  resulting  in gross proceeds of $20,004,000.  Additionally,  in exchange for services,  we issued 45
Series A Units each to the three principals of Rural Development Associates, and we issued 25 Series A Units to Iowa Quality Producers Alliance,  LLC. Additional
information  respecting these offerings can be found below under Item 10 "Recent
Sales of Unregistered  Securities." Under the proposed Reimbursement  Agreement, we have also  proposed to issue  additional  Units to Bunge and ICM in the event the LCs are drawn upon, and we may otherwise need to raise additional equity.

         Other Income

         In addition to our equity  financing and the Credit Agreement and other
potential  lending   arrangements   discussed  elsewhere  in  this  registration
statement,  we have earned  approximately  $3,330,000  of interest  income,  and rental and grant income of approximately $228,000, through December 31, 2007.

         Debt Financing

         In May 2007, we closed on our debt  financing with Agent as agent for a syndicate  group  of  lenders  (together,  "Lenders").  Our  debt  financing  is principally  governed by the Credit  Agreement  with  Lenders,  along with other agreements. At present, Lenders have refused to fund under the Credit Agreement.
The Credit  Agreement  provides for a  $111,000,000  construction  loan which is convertible into a term loan (the  "Construction  Loan"), at a variable interest rate of LIBOR  (the  London  Interbank  Offered  Rate)  plus  3.15%.  The Credit
Agreement  requires that (once we are funded) we make monthly principal payments commencing seven months  following the date the Construction  Loan converts to a term loan (60 days  after  completion  of  construction  of the  Facility)  (the
"Conversion  Date"). On the Conversion Date, the Credit Agreement  provides that the  Construction  Loan will be converted into a term loan of up to $101,000,000
(the "Term  Loan") and a term  revolving  loan of up to  $10,000,000  (the "Term
Revolver");  and up to 50% of the outstanding Construction Loan can be converted to a fixed rate term loan ("Fixed Rate Loan"). In addition, the Credit Agreement provides  for a  revolving  line of credit  of

                                       34

approximately  $15,000,000 (the "Revolving Line of Credit"),  which we will seek to access once all  outstanding  issues with Lenders are resolved.  The Revolver provides for a variable interest rate of LIBOR plus 2.95%.  Finally,  the Credit
Facility  provides  for a  loan  up to  $1,000,000  on a  revolving  basis  (the
"Swingline  Revolver").  Under the Credit  Agreement,  we are to provide no less than 40% of the cost of construction. We anticipate that any terms of the Credit
Agreement  could be  modified  in order to  obtain  the  Bridge  Loan and  other transactions  discussed  above.  The principal terms of the Credit Agreement and related loan  agreements (in their current form) with the Lenders are summarized below.

         o Construction  Loan: The  Construction  Loan,  once funded,  will bear interest  of LIBOR plus 315 basis  points,  determined  on the date of the first advance of the  Construction  Loan, and the interest rate will be adjusted as of the first day of the month following a change in the LIBOR rate. Once funded, we will pay interest on the Construction  Loan in arrears on a monthly basis,  paid on the first day of the month for the previous month's interest.  These payments will start upon the first day of the month following the first advance under the
Construction  Loan, and will continue  until the conversion of the  Construction
Loan, as described above.

         o Term Loan:  Subject to  resolution  of all  outstanding  matters with
Lenders  as  described  above and  subject  to any  modifications  in the Credit
Agreement,  on the Conversion Date, up to $101,000,000 of the Construction  Loan
can be  converted  to the Term Loan.  The Term Loan will carry an interest  rate equal to LIBOR  plus 295  basis  points,  to be reset on the  first of the month following the month in which the LIBOR rate  changes.  The Term Loan becomes due on the fifth  anniversary  of the  Conversion  Date.  Under the Term Loan,  once funded,  we will pay  interest  only for the first six months.  Beginning in the seventh month following  conversion,  we will pay principal and interest,  in an amount that fully amortizes the principal of the Term Loan over 114 months.  The
Term  Loan,  if  funded,  must be paid in full on the fifth  anniversary  of the
Conversion Date (the "Maturity Date").

         o Fixed Rate Loan:  Subject to  resolution of all  outstanding  matters with Lenders as described above and subject to any  modifications  in the Credit
Agreement,  if we  provide  notice  to the  Agent at least 30 days  prior to the
Conversion  Date,  we may  convert up to 50% of the  outstanding  debt under the
Construction Loan to the Fixed Rate Term Loan, for which the applicable interest will be the rate listed in the "Government Agency and Similar Issues" section of the Wall Street  Journal for the  Federal  Farm Credit Bank or the Federal  Home
Loan Bank, having a maturity  approximately equal to the Maturity Date, plus 275 basis points.

         o Term Revolver:  Subject to resolution of all outstanding matters with
Lenders  as  described  above and  subject  to any  modifications  in the Credit
Agreement,  on the Conversion Date, up to $10,000,000 of the  Construction  Loan
(once  funded) can be  converted  to the Term  Revolver  for cash and  inventory management  purposes.  Additional  advances under the Term Revolver,  creating a total outstanding balance of up to $10,000,000, are allowed on a revolving basis up until the day before the Maturity  Date. The interest of the Term Revolver is equal to  LIBOR  plus 295  basis  points,  adjusted  on the  first of the  month following the rate change.  Once funded, we must pay interest monthly in arrears on the Term  Revolver,  with the total  outstanding  balance due on the Maturity
Date.

         o Revolving  Line of Credit:  Subject to resolution of all  outstanding matters with Lenders as described above and subject to any  modifications in the
Credit  Agreement,  the Lenders may also provide us with the  Revolving  Line of
Credit.  Under the terms of the Credit  Agreement,  the Revolving Line of Credit
can be issued in an amount up to the  lesser of (i)  $15,000,000  and (ii) after operations  at the  Facility  begin,  the  sum of 75% of our  Eligible  Accounts
Receivable  (as  defined  in the  Credit  Agreement),  plus 75% of our  Eligible
Inventory  (as  defined  in the  Credit  Agreement)  (the  greater  of  the  two constitutes  the "Borrowing  Base").  The interest rate on the Revolving Line of
Credit,  once funded,  is equal to LIBOR plus 295 basis points,  adjusted on the first of the month following a rate change.  The Revolving Line of Credit is due in full on the 364th day after the  Conversion  Date.  Once  funded,  we will be subject to a mandatory prepayment ("Mandatory Prepayment") on the Revolving Line of Credit in an amount equal to the amount by which the Revolving Line of Credit exceeds the Borrowing Base, reassessed on a monthly basis. In the alternative to paying the Mandatory Prepayment, we can grant to the Lenders a security interest in additional collateral.

         o Swingline Revolver:  Subject to resolution of all outstanding matters with Lenders as described above and subject to any  modifications  in the Credit
Agreement, the Swingline Revolver would carry an interest rate of

                                       35

LIBOR plus 295 basis points, adjusted on the first of the month following a rate change. The Swingline Revolver,  once funded, would be due at the earlier of the
Maturity Date or 30 days after the advance is made.

         o Interest Rate Modifications: Subject to resolution of all outstanding matters with Lenders as described above and subject to any  modifications in the
Credit Agreement,  after the Conversion Date, all variable rate loans will carry an interest rate based on the percentage of the Facility which is represented by equity,  such that if such  percentage  is:  (i) equal to or less than 55%,  the interest  rate is LIBOR plus 295 basis  points,  (ii)  greater than 55% but less than or equal to 65%, the interest  rate is LIBOR plus 270 basis  points,  (iii)
greater than 65% but less than or equal to 75%, the interest  rate is LIBOR plus
245 basis points, and (iv) greater than 75%, the interest rate is LIBOR plus 225 basis points.

         o  Certain   Repayment   Provisions:   Subject  to  resolution  of  all
outstanding  matters  with  Lenders  as  described  above  and  subject  to  any modifications  in the Credit  Agreement,  in addition to all other  payments due under the Credit Agreement,  we also agreed to pay,  beginning at the end of the third fiscal quarter after the  Conversion  Date, the amount equal to 65% of our
Excess  Cash  Flow  (as  defined  in the  Credit  Agreement),  up to a total  of
$4,000,000 per year, and $16,000,000 over the term of the Credit Agreement. Such payment  will be applied  to the  outstanding  principal  of the Term Loan (once funded),  and will not be subject to the  prepayment  fee. The prepayment fee is due if the  Construction  Loan (once funded) or Term Loan is paid in full within
24 months  after the  Conversion  Date.  We also  agreed to pay to each  Lender, annually,  a letter of credit  fee  equal to 150 basis  points of each  Lender's maximum  amount  available  to us under  its  letter  of  credit.  We will pay a commitment  fee of 35  basis  points  per  year of the  unused  portion  of each
Lender's Revolving Commitment,  as defined in the Credit Agreement,  and payable in arrears in quarterly installments.  The repayment of any loan will be made to the  Lenders  pro  rata  based  on  each  Lender's  contribution  to  the  total outstanding principal of that loan.

         o Other Terms: Under the present terms of the Credit Agreement,  we are required to make certain customary  representations and are subject to customary affirmative  and negative  covenants,  including  restrictions on our ability to incur debt, create liens,  dispose of assets, pay distributions and make capital expenditures,  consolidate,  dissolve, or merge. There are also customary events of default,  including  payment  defaults,  covenant  defaults,  cross defaults, construction related defaults and bankruptcy defaults.  The present terms of the
Credit  Agreement also contain  financial  covenants  including  minimum working capital, certain reserves, minimum current assets to current liabilities ratios, minimum  tangible net worth,  minimum owner's equity ratio,  and a minimum fixed charge coverage ratio. Certain post-closing items must be completed prior to the funding under the Credit Agreement.

         o Security Agreement:  We entered into a Security Agreement  ("Security
Agreement") with AgStar dated May 2, 2007 under which we grant to AgStar, as the agent  ("Agent")  for the  Lenders,  a security  interest in all of our personal property,  including accounts,  goods, farm products,  fixtures,  chattel paper, inventory,  equipment,  Instruments,  Investment  Property,  Documents,  Deposit
Accounts,  Commodity  Accounts,  Commercial  Tort Claims,  securities  accounts, money,  letter-of-credit rights, intangibles,  software, Supporting obligations, and all proceeds and products thereof.  Under the Security Agreement,  we agreed to not grant any other lien or security interest in any of our personal property without the consent of Agent. The Security  Agreement  contains customary events of default and remedies for an event of default.

         o Real Estate Mortgage: We entered into a Mortgage, Security Agreement,
Assignment of Rents and Leases, and Fixture Filing ("Mortgage  Agreement") dated
May 2, 2007 with AgStar as Agent.  Under the Mortgage  Agreement,  we granted to
Agent a first lien status, subject to certain permitted  encumbrances,  mortgage and security interest in (i) our real property, described therein, together with
al  improvements,   buildings  or  structures,  (ii)  all  equipment,  fixtures, improvements, building supplies and materials and other personal property, (iii)
all  leases  accounts  rents,  issues  and  profits,  (iv) any and all awards or judgments,  and (v) after-acquired  property. The Mortgage Agreement also serves as a financing  statement for a fixture filing.  The Mortgage Agreement contains the same events of default as are  contained in the Credit  Agreement,  and also contains standard remedy provisions for a mortgage and security interest.

         o Environmental  Indemnity Agreement:  We entered into an Environmental
Indemnity  Agreement  with  AgStar  as  Agent,  dated  May  2,  2007,  where  we represented we have received a Phase I  environmental  assessments,  and that we provided  these  assessments  to the Lenders.  We covenant that we will promptly commence  and

                                       36

complete  cleanup,  consistent  with the appropriate  laws, any  environmentally hazardous  materials.  In addition,  we agreed to indemnify  each Lender for all
losses  arising  as  a  result  of  or  in  connection   with  the  presence  of
environmentally  hazardous  materials,  including  providing  the defense of any
Lender for a related action or proceeding.

         o Lien  Subordination  Agreement:  We entered into a Lien Subordination
Agreement with AgStar as Agent, and the Iowa Department of Economic  Development
("IDED").  Lenders and IDED each  posses  security  interests  in certain of our property.  Under the Lien  Subordination  Agreement,  IDED and the Lenders agree that IDED will have first  priority  and the Lenders  will have second  priority with respect to specified collateral (the "IDED Collateral"). IDED agrees not to take  any  action  regarding  the  security  interest  it  contains  in the IDED
Collateral.  Additionally,  IDED agrees to subordinate its security  interest in our assets except IDED Collateral to the security  interest held by the Lenders.
This agreement  terminates  upon (i) the debt to the Lenders being paid in full,
(ii)  the  termination  of  the  credit  extended  by  Lenders,   or  (iii)  the
cancellation of the loan and security  interest and termination of the financing statement held by IDED.

         o Assignments:  Pursuant to the Credit  Agreement,  we agreed to assign our rights under the following  agreements,  to which each of the counterparties provided their respective consent: the ICM Contract, the Ethanol Agreement,  the
DG  Agreement,  the  Agency  Agreement,  the  Steam  Contract  and the  Electric
Contract.

         As discussed  above,  in addition to the funds we seek to utilize under the terms of the Credit  Agreement,  we are also presently  attempting to obtain the Bridge  Loan from a  commercial  lender.  We do not yet have any  definitive agreement from any lender to provide the Bridge Loan.

         Under the terms of a Real Estate  Purchase  Agreement dated January 26,
2006, we remain  obligated to pay the seller,  Pottawattamie  County,  Iowa, the balance of the purchase price for our Facility's site, consisting of $1,283,250, by January 31, 2008.

         Governmental Programs

     o IDED: We entered into a Master  Contract (the "IDED  Contract")  with the
IDED,  effective November 21, 2006, which provides for financial assistance from
IDED. The awards granted under the IDED Contract can be reduced or terminated if there is a change  in the IDED  revenues  appropriated  to us under  the  Master
Contract or for any other reason beyond IDED's control. All amounts of financing received from IDED will be spent on the construction of our Facility. As part of the Master Contract,  we granted to IDED a second position  security interest in all of our assets,  and a first position  security interest in our rolling stock valued at  $200,000.  We covenant to (i)  maintain  our business and Facility in
Iowa, (ii) create certain  numbers of jobs,  based on the job category (the "Job
Requirement"),  (iii) provide certain  benefits,  (iv) complete the Facility and comply with performance requirements regarding its completion,  (v) maintain our properties in a condition of good repair,  (vi) pay all taxes,  assessments  and fees,  and (vii) insure our risks as any person  similarly  situated  would.  We agree to provide  reports  including a mid-year  status  report,  an end-of-year status report,  an end of project report,  and an end of job maintenance  period
report.   Additionally,   we  agreed  to  not  be  a  party  to  any  merger  or
consolidation,  we agree to not sell, transfer, or lease any property covered by a security  interest,  and we agreed to not form or acquire any  subsidiaries or transfer any assets pledged as security to any  subsidiary.  The Master Contract contains  standard  events of  default,  and in  addition  declares  an event of default  when we are  subject  to any  judgment  in excess of  $100,000,  in the aggregate.

         The IDED Contract  contains a VAAPFAP  Funding  Agreement  ("VA Funding
Agreement"),  which provides us with an interest-free loan of $100,000,  payable over 60 months,  and a $100,000  forgivable  loan,  payable over 36 months.  The forgivable loan is only due if IDED determines that we failed to comply with the terms of the VA Funding  Agreement  and the IDED  Contract.  In  addition to the requirements for funding under the IDED Contract,  we must also provide evidence that we have access to steam  energy from MidAm's  plant to replace  natural gas before we will  receive  funds under the VA Funding  Agreement.  In the event we fail to meet our Job Requirement,  IDED can either require full repayment of the loan or repayment on a pro rata basis.  If we fail to meet our Job  Requirement, the  forgivable  loan will be forgiven on a pro rata basis,  with the  remaining balance being  amortized over a two year period and carrying a 6% interest rate, due from the first day of disbursement of the

                                       37

shortfall  amount.  We have  signed two  promissory  notes,  each for  $100,000, covering the loans provided for under the VA Funding  Agreement.  The VA Funding
Agreement  terminates  upon (i) IDED  determining  we have  fully met all of the requirements of the VA Funding Agreement,  including repayment, (ii) an event of default, (iii) lack of any distribution under the VA Funding Agreement within 24 months of the award date, or (iv) mutual agreement.

         The IDED  Contract  also  contains a High Quality Job Creation  Program
Funding  Agreement  ("HQJCP  Funding   Agreement").   Under  the  HQJCP  Funding
Agreement, we are allowed to claim an investment tax credit ("Tax Credit") of up to 5% (with a maximum of $6,922,308) of our qualifying expenses directly related to new jobs created by the start-up,  location,  expansion,  or modernization of our Facility,  we are eligible for a refund of sales,  service, and use taxes we pay to contractors or subcontractors,  and we are eligible for a value-added tax exemption. Under the HQJCP Funding Agreement, we must create 45 new high quality jobs.  These new jobs must be created  within five years of Facility  completion and must be maintained for at least two years thereafter.  We also agree to make a qualifying  investment of $141,331,160 toward the purchase and construction of our  Facility.  Additionally,  we must (i) offer our new  employees a pension or profit  sharing  plan,  (ii)  create  a high  value-added  good  or  service  in
"Value-Added  Agriculture"  (one of Iowa's  target  industries),  (iii)  provide employees 90% of the cost of medical and dental insurance,  and (iv) have active productivity  and safety  programs.  If we fail to create the number of required jobs,  then we will be  required  to repay  these tax  benefits  pro rata to the percent of jobs we failed to create  over the number of jobs we are  required to create. If we fail to meet the four  requirements  above for two years in a row, then we forfeit all tax benefits we receive under the HQJCP  Funding  Agreement.
If we sell or dispose of any building,  land, or structure that has received tax incentives  under this  program,  then our tax  liability  will be  increased as outlined in the HQJCP  Funding  Agreement.  In the event we layoff  employees or close our Facility  prior to  receiving  any tax  benefits,  the benefits may be reduced or terminated by IDED. The HQJCP Funding  Agreement  terminates upon (i)
IDED  determining we have fully met all of the requirements of the HQJCP Funding
Agreement,  including  repayment,  (ii) an event of  default,  (iii) lack of any distribution  under the HQJCP  Funding  Agreement  within 24 months of the award date, or (iv) mutual agreement.

         o USDA: We have entered into a Value-Added  Agricultural Product Market
Development (VAPG) Grant Agreement ("Grant Agreement") with the United States of
America,  dated  November 3, 2006,  under which we receive a $300,000  grant for payment of (i) administrative  staff salaries during  construction and start-up,
(ii) the rental of temporary  office space,  and (iii)  permanent staff salaries for three months. As a condition to receiving the grant, we agreed to contribute at least  $300,000 of our own money to be spent at an equal or greater rate than the Grant  Agreement  funds.  We also agree to maintain a  financial  management system and receive payment in accordance with federal regulations. Additionally, we  agreed  to  comply  with  certain  bonding  coverage,  audit  and  reporting obligations.  Finally, we agreed to comply with federal  regulations  concerning property, procurement and records access.

                                       38

     Uses of Funds

     The  following  table  describes the estimated use of our offering and debt financing  proceeds.  The figures  are  estimates  only,  and the actual uses of proceeds may vary significantly from the descriptions given below.

Estimated Uses of Funds                                       Amount        Percent of Total
Plant Construction                                        $    118,000,000          50.4%
Other Construction                                        $     56,551,927          24.1%
Land and Site Development                                 $      8,524,965           3.6%
Site Utilities, Fire Protection and Water Supply          $      1,266,124           0.5%
Rolling Stock                                             $      2,000,000           0.9%
Administration Building, Computer Systems and Furnishings $      1,040,000           0.4%
Rail line                                                 $     10,576,068           4.5%
Construction Insurance                                    $        400,000           0.2%
Equity and Debt Financing Expenses+                       $      1,046,000           0.4%
Organizational                                            $      3,392,105           1.4%
Start-Up                                                  $      3,338,200           1.4%
-------------------------------------------------------------------------------------------
Total                                                     $    234,185,389           100%

+ Does not include additional  expenses we will incur to raise additional equity or obtain additional debt financing, as discussed elsewhere in this registration statement.

     The ICM  Contract  provides  for a fixed fee of  $118,000,000  to build the primary  portions of our Facility.  Through  December 31, 2007, we have paid ICM
$48,042,404  for   construction   services  under  the  ICM  Contract,   leaving
$69,957,569 of future commitment,  which we expect to pay by October,  2008. The
T&S Contract  provides for a fee,  subject to change  orders,  of  $9,745,000 to design and construct a 1,000,000 bushel grain receiving and storage facility and
Distillers Grain storage facility.  The work provided for under the T&S Contract is to be substantially completed no later than May 5, 2008. Through December 31,
2007,  we have paid T&S  $7,400,000,  leaving a  $2,345,000  future  commitment.
Additionally,  we have agreed to pay $5,759,240 for excavation services. Through
December  31,  2007,  we have paid  $5,700,000  under the  excavation  contract, leaving a $59,000 future commitment.

     Contractual Obligations

     The following  table shows certain of our  contractual  obligations,  as of
September 30, 2007.

Contractual Obligations                                        Payments Due by Period
                                  Less than 1
                                     Year           1 -3 Years       3 - 5 Years    More than 5 Years      Total
------------------------------- ---------------- ----------------- ---------------- ------------------ ---------------
Long Term Debt Obligations      $     1,303,250  $     31,060,000  $       108,333  $              --  $    1,471,583
Capital Lease Obligations       $            --  $             --  $            --  $              --  $           --
Operating Lease Obligations     $     1,383,386  $     16,084,391  $    16,074,000  $      20,092,500  $   53,634,277
Purchase Obligations:
     Plant Construction         $    78,000,000  $             --  $            --  $              --  $   78,000,000
     Other Construction         $     9,600,000  $             --  $            --  $              --  $    9,600,000
Other Long-term Liabilities
Reflected on Company's
Balance Sheet                   $            --  $             --  $            --  $              --  $           --
----------------------------------------------------------------------------------------------------------------------
Total Contractual Obligations:  $    89,003,386  $     47,144,391  $    16,182,333  $      20,092,500  $  141,422,610

                                       39

Quantitative and Qualitative Disclosures About Market Risk

     In  addition  to  risks  inherent  in our  development  and  operations  as discussed  elsewhere  in this  registration  statement,  we will be  exposed  to various market risks once we become  operational.  The primary market risks will arise as a result of possible  changes in interest  rates and certain  commodity prices.

     Commodities

     Once  operational,  we will be exposed to market  risk with  respect to the price of ethanol, our principal product, and the price and availability of corn, the principal commodity used by us to produce ethanol. Our other primary product is Distillers Grains, and we will also be subject to market risk with respect to the price for distillers grains.

     In general,  rising ethanol and  Distillers  Grains prices should result in higher profit margins,  and therefore  represent  favorable  market  conditions.
Ethanol and Distillers Grains prices are, however, influenced by various factors beyond  the  control  of our  management,  including  the  supply and demand for
gasoline,   the   availability  of  substitutes  and  the  effect  of  laws  and regulations.

     Generally speaking,  rising corn prices will result in lower profit margins and, accordingly, would represent unfavorable market conditions. For example, if corn  costs were to  increase  $.50 per  bushel  from one year to the next,  the impact on our operating  income would be  approximately  $19.65  million for the year.  Once  operational,  we will generally not be able to pass along increased corn  costs to our  ethanol  customers.  The  availability  and price of corn is subject to wide  fluctuations  due to various  unpredictable  factors  which are beyond our control,  including weather  conditions,  farmer planting  decisions, governmental policies with respect to agriculture and local, regional,  national and  international  trade,  demand and  supply.  Over the five year  period from
September 30, 2001 through September 30, 2006, corn prices (based on the Chicago
Board of Trade  ("CBOT")  daily  futures  data)  ranged  from a low of $1.86 per bushel in November 2005 to a high of $3.35 per bushel in April 2004, with prices averaging  $2.30 per bushel over that five year  period.  During our fiscal year ended  September  30, 2007,  corn prices  (based on the CBOT daily futures data)
ranged  from a low of $3.085 per bushel in July to a high of $4.37 per bushel in
February.  On December 7, 2007, the CBOT price per bushel of March 2008 corn was
$ 4.115.  Once we are  operational,  we estimate that corn costs will  represent approximately 70% of our total annual cost of goods.

     Another  important raw material for the production of our ethanol is steam, as it will account for about 95% of our heat energy  needs (we estimate  that we will need to utilize  natural gas during  periods which steam is not  available, estimated  to be  approximately  5% of the  time).  Our cost per MMbtu for steam under  our Steam  Contract  is fixed for three  years,  but  thereafter  will be subject to various fixed and periodic adjustments, and such adjustments could be material.  Once we are fully  operational,  we  estimate  that steam  costs will represent approximately 8% of our total annual cost of goods.

     The  extent to which we may enter  into  arrangements  with  respect to our ethanol or corn during the year may vary  substantially  from time to time based on a number of factors,  including supply and demand factors affecting the needs of  customers or  suppliers  to purchase  ethanol or sell us raw  materials on a fixed basis,  our views as to future market trends,  seasonable  factors and the cost of futures contracts.

     The following  represents a sensitivity  analysis that estimates our annual exposure to market risk with respect to our anticipated  corn  requirements  and ethanol  sales.  Market risk is estimated as the  potential  impact on operating income  resulting  from a  hypothetical  10.0%  change in the fair  value of our anticipated corn  requirements and ethanol sales. The following does not account for any forward  contracts  we may enter into in the future to hedge market risk with respect to our anticipated corn, steam and other requirements.  The results of this analysis, which may differ from actual results, are as follows:

                                       40

                        Estimated at
                       Risk Volume (1)                         Hypothetical                         Change in Annual
                        (in millions)          Units          Change in Price     Spot Price (2)    Operating Income
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
Corn                        39.3               Bushel              $0.50              $4.98            $19,650,000
Ethanol                      110               Gallon              $0.10              $2.24            $11,000,000

(1)  The  volume  of corn  is  based  on the  assumption  that  we will  produce
110,000,000  gallons of ethanol  annually.
(2)  Current  spot  prices  include the CBOT price per gallon of ethanol and the price per bushel of corn as of as of January 17, 2008.

     Interest Rates

     We presently only have non-interest  bearing outstanding debt which is owed to Pottawattamie  County,  Iowa in the amount of $1,283,250,  and to the IDED in the amount of  $200,000.  However,  if we resolve  outstanding  funding  matters discussed  elsewhere in this  registration  statement and draw down on our loans provided under the Credit  Agreement,  we will be exposed to market risk related to changes  in the  interest  rate  imposed  under  those  loan  agreements  and promissory  notes. The extent of such market risk will depend upon how we borrow funds under the Credit Agreement. The Credit Agreement (under its present terms, and subject to ongoing  negotiations  with  Lenders)  provides for the following loans up to the following maximum amounts, at the interest rates indicated:

                                                      Maximum Principal Amount Under
Credit Agreement Loan                                        Credit Agreement                  Interest Rate
----------------------------------------------------- -------------------------------- -------------------------------
Construction Loan                                              $111,000,000                    LIBOR + 3.15%
Term Loan                                                      $101,000,000                    LIBOR + 2.95%
Fixed Rate Loan                                                 $55,500,000              Gov't Agency Rate + 2.75%
Term Revolver                                                   $10,000,000                    LIBOR + 2.95%
Revolving Line of Credit                                Lesser of Borrowing Base or            LIBOR + 2.95%
                                                                $15,000,000
Swingline Revolver                                              $1,000,000                     LIBOR + 2.95%

     The  interest  rates  under all of the Credit  Agreement  loans will adjust according to the  movements of the LIBOR and the  Government  Agency and Similar
Issues rate listed in the Wall Street Journal. Assuming we borrowed $111,000,000 under the  Construction  Loan,  $10,000,000  under the Term Revolver  Loan,  and
$15,000,000  under the Revolving line of Credit Loan, and assuming the LIBOR was
3.89% per annum, a  hypothetical  increase of 1% in the interest rates under the foregoing  loan  agreements  would  result in  additional  interest  expense  of approximately $1,322,000 during the fiscal year ending September 30, 2009.

     We have no  international  sales.  All of our purchases are  denominated in
U.S. dollars.

     Impact of Inflation

      Because we remain a  development  stage  company,  inflation  has not had a material impact on our results of operations since  inception.  We cannot assure you that inflation will not have an adverse impact on our operating  results and financial condition in future periods.

     Off-Balance Sheet Arrangements.

     We have no off-balance sheet arrangements.

     Application of Critical Accounting Estimates.

     Management  uses  estimates  and  assumptions  in preparing  our  financial statements in accordance with accounting  principles  generally  accepted in the
United States.  These estimates and assumptions  affect the reported

                                       41

amounts of assets and  liabilities,  the  disclosure  of  contingent  assets and liabilities,  and the reported revenues and expenses. We do not believe that any of the significant  accounting  policies described in the notes to the financial statements is critical at this time, however we expect to continue to review our accounting  policies as we commence  operation of our ethanol  plant in order to determine if any of these accounting policies are critical.

Item 3.           Properties.

     We have  purchased  the Facility  site located near Council  Bluffs,  Iowa, which  consists  of three  parcels  totaling  274.90  acres.  This  property  is encumbered under the Mortgage  Agreement with Lenders.  Additionally,  we remain obligated  to pay the seller,  Pottawattamie  County,  Iowa,  the balance of the purchase price for our Facility's  site in the amount of $1,283,250,  by January
31, 2008. We lease temporary office space in Council Bluffs, we lease a building on the Facility site to an unrelated third party,  and lease 55.202 acres on the south end of the property to an unrelated third party for farming.

Item 4.           Security Ownership of Certain Beneficial Owners and Management.

     As of December  31, 2007,  there were 8,805 Series A Units,  3,334 Series B
Units, and 1,000 Series C Units issued and outstanding. The following table sets forth  certain  information  as of December 31,  2007,  with respect to the Unit ownership  of:  (i) those  persons  or groups  (as that term is used in  Section
13(d)(3) of the  Securities  Exchange  Act of 1934,  as amended  (the  "Exchange
Act"))  who  beneficially  own more than 5% of any  Series  of Units,  (ii) each
Director of the Company,  and (iii) all  Officers and  Directors of the Company,
nine in number, as a group. Unless otherwise  provided,  the address of those in the  following  table is 2101 42nd  Avenue,  Council  Bluffs,  Iowa  51501-8409.
Messrs.  King,  Drake,  Patterson  and Bauer serve in the  capacity of executive officers.  Except as noted below,  the persons  listed below possess sole voting and investment power over their respective Units. The following does not reflect any Units which could be issued to Bunge and ICM, respectively,  under the terms of the proposed Reimbursement Agreement.

                                                              Amount and Nature of Beneficial
 Title of Class            Name of Beneficial Owner                      Ownership                 Percent of Class
------------------ ----------------------------------------- ----------------------------------- ---------------------

    Series A                      Ted Bauer                             36 Units(1)                     0.41%
    Series A                    Hubert Houser                           39 Units(2)                     0.44%
    Series A                      Karol King                            20 Units(3)                     0.23%
    Series A                   Brad Petersburg                            62 Units                      0.70%
    Series A                    Michael Guttau                          12 Units(4)                     0.14%
       --                         Mark Drake                                -0-                           --
       --                      Cindy Patterson                              -0-                           --
       --                        Bailey Ragan                               -0-                           --
       --                       Michael Scharf                              -0-                           --
       --                        Greg Krissek                               -0-                           --
    Series B              Bunge North America, Inc.                      3334 Units                      100%
    Series C                      ICM, Inc.                              1000 Units                      100%

    Series A        All Officers and Directors as a Group                169 Units                      1.92%

------------------------------------
(1) These  Series A Units are owned  jointly  by Mr.  Bauer and his wife,  Donna
Bauer.
(2) These  Series A Units are owned  jointly by Mr.  Houser and his wife,  Paula
Houser.
(3) These  Series A Units are owned  jointly by Mr.  King and his wife,  Rozanne
King.
(4) These Series A Units are owned  jointly by Mr.  Guttau and his wife,  Judith
Guttau.

                                       42

Item 5.           Directors and Executive Officers.

     The Directors and / or officers listed below under "Independent Directors &
Officers"  meet the  "independent  director"  standards  applicable to companies listed on the Nasdaq Capital  Market (though the Company's  Units are not listed on any exchange or quotation system). Contrariwise, those Directors listed below under "Interested  Directors" do not meet the "independent  director"  standards applicable to companies listed on the Nasdaq Capital Market.  With the exception of Mr. Scharf, who serves on the Board of Directors of Patriot Coal Corporation,
none of the Directors  listed below have served on the board of directors of any other company  having a class of securities  registered  under Section 12 of the
Exchange  Act or subject to the  requirements  of Section  15(d) of the Exchange
Act, nor have any of our Directors served as directors of an investment  company registered  under  the  Investment  Company  Act of 1940.  Under  the  Company's
Operating  Agreement,  the independent  Directors' terms are staggered such that one Director will be up for election every year.

Independent Directors & Officers

                    Position(s)      Term of Office
      Name         Held with the     and Length of                         Principal Occupation(s)
    and Age           Company         Time Served                            During Past 5 Years
----------------- ---------------- ------------------- -----------------------------------------------------------------
Karol King, 61    Series A         Term expires        Corn and soybean farmer near Mondamin,  Iowa,  since 1967;  King
                  Director and     2009, Director      Agri  Sales,  Inc.   (marketer  of  chemicals,   fertilizer  and
                  Chairman         since November,     equipment)  since 1995. Mr. King attended Iowa State  University
                                   2006                and has served on the  Harrison  County Farm Bureau  Board,  the
                                                       Iowa Corn Growers Board,  the Iowa Corn Promotion  Board, the US
                                                       Feed Grains Council Board, the National Gasohol Commission,  and
                                                       the National Corn Growers Association Board.

Ted Bauer, 56     Series A         Term expires        Director of the Company from March 2005; Owner and operator of a
                  Director,        2008, Director      farming operation and hunting preserve near Audubon, Iowa, since
                  Secretary and    since March 2005,   1977;  Co-founder,  Templeton  Rye Spirits LLC;  Director,  Iowa
                  Treasurer        officer since       Quality  Producers  Alliance.  Mr. Bauer has an Ag Business 2006
                                   November,           degree from Iowa State University and is a graduate of the Texas
                                                       A&M TEPAP program.

Hubert Houser,    Series A         Term expires        Lifetime  owner  of farm and  cow-calf  operation  located  near
65                Director         2010, Director      Carson,  Iowa.  Mr.  Houser has  served in the Iowa  Legislature
                                   since 2005          since 1992, first in the House of Representatives  and currently in the  Senate.  Mr.  Houser  also  served on the  Pottawattamie
                                                       County Board of Supervisors  from 1978 to 1992,  director of the
                                                       Riverbend  Industrial  Park,  and  was a  founder  of  the  Iowa
                                                       Western Development Association and Golden Hills RC&D.

Michael Guttau,   Series A         Term expires        Vice Chairman  (since 2004),  Chairman,  Audit Committee (2004 -
60                Director         2011, Director      2006) and  Chairman,  Risk  Management  Committee  (since 2007),
                                   since 2007          Federal  Home  Loan  Bank of Des  Moines;  since  1972,  various positions with Treynor State Bank, currently President,  CEO and
                                                       Chairman of the Board;  Superintendent of Banking, Iowa Division
                                                       of Banking,  1995 - 1999;  Director,  Iowa Bankers  Association,
                                                       Iowa Bankers Mortgage  Corporation,  Iowa Student Loan Liquidity
                                                       Corp.,  Iowa Business  Development  Finance Corp.  and Iowa Seed
                                                       Capital  Liquidation  Corp.;  President,   Southwest  Iowa  Bank
                                                       Administration  Institute.  Mr. Guttau  received his B.S.,  Farm
                                                       Operation,  from Iowa State  University  in 1969,  and completed numerous  U.S.  military  education  programs in 1969,  1970 and
                                                       1978.

                                                           43

Interested Directors

                    Position(s)     Term of Office+
      Name         Held with the     and Length of                         Principal Occupation(s)
    and Age           Company         Time Served                            During Past 5 Years
----------------- ---------------- ------------------- -----------------------------------------------------------------

Bailey Ragan,     Series B         Since November 1,   Various  positions with Bunge North America,  Inc. for more than
52++               Director and     2006               25 years,  currently Vice President and General  Manager,  Bunge
                  Vice Chairman                        Grain.

Michael Scharf,   Series B         Since November 1,   Senior Vice President and CFO, Bunge North America,  Inc., since
59++               Director         2006                1989.

Greg Krissek,     Series C         Since November 1,   Director  of  Governmental   Affairs,  ICM,  Inc.,  since  2006;
45++               Director         2006               Director  of  Marketing  and  Governmental  Affairs,  United Bio
                                                       Energy,  from 2003 to 2006;  Chairman,  National Ethanol Vehicle
                                                       Coalition, since 2007; Secretary-Treasurer of the Board, Ethanol
                                                       Promotion and Information Council since 2004;  director,  Kansas
                                                       Association  of Ethanol  Processors  since 2004;  Kansas  Energy
                                                       Council,  since 2004 prior Director of  Operations,  Kansas Corn
                                                       Commission;    Assistant   Secretary,   Kansas   Department   of
                                                       Agriculture,  1997 to 2000.  Mr.  Krissek  represents ICM on the boards of six additional private ethanol companies.  Mr. Krissek received  his B.A. in Economics  from  Rockhurst  University  in
                                                       Kansas City and his Juris Doctor and MBA from the  University of
                                                       Denver.

+ The Interested  Directors'  terms do not have a specified  number of years, as these Directors are nominated by the Series B Member and the Series C Member, as discussed further below under Items 7 and 11.

++ The  information  provided  below under Item 7,  "Certain  Relationships  and
Related  Transactions,  and Director  Independence,"  respecting the election of
Messrs. Ragan, Scharf and Krissek as Directors, is incorporated into this Item 5 by reference.

Executive Officers

      Name        Position(s) Held     Length of                          Principal Occupation(s)
    and Age       with the Company    Time Served                           During Past 5 Years

Mark Drake, 48    President and    Since January,      Global  Sales and  Marketing  Manager - Ethanol,  Phibro  Animal
                  Chief            2007                Health Corporation (global  manufacturer of antimicrobials) from
                  Executive                            2004 - 2006; Corporate Account Manager,  Novozymes North America
                  Officer                              (global  biotech  manufacturer  of food an  industrial  enzymes)
                                                       from 2002 -2004;  Marketing  Manager,  Chief Ethanol Fuels, Inc.
                                                       (fuel grade ethanol  manufacturer)  from 2001 - 2002.  Mr. Drake received  his  Associate of Science,  Chemistry  degree from the
                                                       College of Lake County.
Cindy             Chief            Since July, 2007    Controller,  Golden Triangle Energy,  L.L.C.  (ethanol producer)
Patterson, 48     Financial                            from 2000 - 2007; auditor, Profit Management Consultants, 1995 -
                  Officer                              1999;  staff  accountant,  Mitchell  Williams,  1994 - 1995. Ms.
                                                       Patterson  received  her  BBA  degree  from  the  University  of
                                                       Georgia,  a  Post  Baccalaureate  in  Accounting  from  Southern
                                                       Indiana  University  and an MBA in  Management  from Golden Gate
                                                       University.

                                                           44

Item 6.           Executive Compensation.

Corporate Governance / Compensation Committee

     The  Corporate   Governance  /  Compensation   Committee  (the  "Governance
Committee")  operates under a written  charter,  which the Governance  Committee approved on February 15,  2007,  and which was adopted by the Board of Directors on February 16, 2007 (the "Governance  Charter").  The Governance Charter is not
available on the Company's  website.  The Governance  Charter  provides that the
Governance Committee will annually review and approve the Company's compensation program for its Directors,  officers and managers.  The Governance  Charter does not exclude from the Governance  Committee's membership Directors who also serve as officers of the Board or  Interested  Directors.  Presently,  the  Governance
Committee's  membership  consists of Messrs.  Scharf (Chair),  Bauer, Houser and
King. Accordingly, Messrs. Bauer and King did participate in recommending to the
Board the  Compensation  Policy.  The  Governance  Charter does provide that the
Governance   Committee   may  form  and   delegate   its   responsibilities   to
subcommittees,  and the  Governance  Charter does not  contemplate  (nor does it prohibit) the use of compensation consultants to assist the Governance Committee in its determination of Director, officer and managers' compensation.

Compensation of Executive Officers

     The Company does not currently provide any Unit options,  Unit appreciation rights,  non-equity  incentive  plans,  non-qualified  deferred  compensation or pension  benefits  to  its  executive  officers.  The  Governance  Committee  is responsible for designing,  reviewing and overseeing the  administration  of the
Company's  executive  compensation  program.  As a  development  stage  company, certain  elements  of our  executive  compensation  system  have  not  yet  been established.  Pursuant  to the  Governance  Charter,  the  Governance  Committee
approved the  compensation  terms for Mr. Drake and Ms. Patterson when they were hired in 2007.

     The  compensation  of our two senior  executives is designed to achieve the following objectives:  (i) support our business goals of completing construction of our ethanol facility and commencing  operations;  (ii) align the interests of executive officers and our Unit holders; (iii) attract, retain and motivate high
caliber  executive  officers;   and  (iv)  pay  for  performance  by  linking  a
significant  amount of executive  compensation  to  individual  contribution  to selected metrics of our business plan.

     As described below, in addition to cash  compensation,  the Company intends to develop an  equity-based  compensation  opportunity  for our key  executives.
While the equity  compensation plan has not yet been developed,  certain aspects of the equity  compensation  program are outlined in our agreements with the two executives.  The  Company  intends to  provide  our  executives  with a level of benefits that is competitive with benefits of similar executive positions in the
Company's  geographic  region for the biofuels and agribusiness  sector in which the Company  competes.  To this end, the Committee  anticipates  developing  the following  compensation  plans  for  our  executives:  annual  cash  incentives, long-term equity-based incentives and retirement and welfare benefits.

     The  following  discusses  the main  elements  of  compensation  under  our agreements with our two senior officers.

     o Base Salary: A portion of annual cash compensation is paid as base salary to  provide  a level of  security  and  stability.  Base  salaries  will be reviewed on an annual basis.

     o Annual Cash Incentive:  The Company expects that a significant portion of the  annual  cash  compensation  paid  to the  executive  officers  will be directly  related to the  achievement of individual  performance  goals and contributions.  Awards  would first be available  for 2008,  payable in the following  year.  The  Committee  has not  yet  established  the  incentive criteria  generally or the specific  details for our two current  executive officers.  For our CEO, it is anticipated  that the minimum target for cash incentive compensation is 25 percent of annual salary.

     o  Long-Term  Incentive  Compensation:  The  Company  intends  to develop a long-term incentive  compensation program for our senior executives,  which will include an equity component.

                                       45

     o Retirement and Welfare  Benefits:  The Company  anticipates  that it will implement a 401(k) Plan, a tax qualified  retirement  plan, but has not yet done so. The Company has  implemented  a basic  benefits  plan for all full time employees,  including medical,  dental,  life insurance and disability coverage.

     o Relocation and other Benefits:  Mr. Drake received a relocation allowance of $30,000,  which was intended to defray costs  associated  with moving to
     Council Bluffs and transition  expenses.  Mr.  Patterson will be reimbursed for moving expenses,  up to a maximum of $5,000 and also received a $25,000 signing bonus. Mr. Drake is provided with the use of a company vehicle.

     o  Severance  and  Change-in-Control  Benefits:  Mr.  Drake is  entitled to receive  six-months  of base  salary  and  target  bonus  in  circumstances including a change of control of the Company.

                           Summary Compensation Table

     The  following  table  provides  all  compensation  paid  to our  executive officers in fiscal year 2007. None of our officers received any bonus,  stock or option awards, non-equity incentive plan compensation,  or nonqualified deferred compensation in fiscal year 2007.

                                                                   Non-Equity
                                                                   Incentive     Nonqualified
Name and                                        Stock   Option        Plan         Deferred      All Other
Principal        Fiscal                Bonus    Awards  Awards    Compensation   Compensation   Compensation  Total
Position          Year    Salary ($)     ($)     ($)      ($)         ($)        Earnings ($)       ($)        ($)
---------------- -------- ------------ -------- ------- -------- --------------- -------------- ------------ ---------

Mark Drake,
President and
CEO               2007     $150,000      $0       $0      $0           $0             $0         $30,000+    $180,000

Cindy
Patterson, CFO    2007      $90,000      $0       $0      $0           $0             $0         $25,000++    $115,000
+ This amount constitutes reimbursements for the officer's relocation expenses.
++ This amount is a signing bonus for the officer.

Compensation of Directors

     The Company does not provide its Directors with any equity or equity option
awards,  nor  any  non-equity  incentive  payments  or  deferred   compensation.
Similarly,   the  Company  does  not  provide  its  Directors   with  any  other
perquisites,  "gross-ups,"  defined  contribution  plans,  consulting fees, life insurance  premium  payments  or  otherwise.  Following  recommendation  by  the
Company's Corporate Governance / Compensation  Committee and subsequent approval by the Board on March 16, 2007,  the Company pays its  Directors  the  following amounts (collectively, the "Compensation Policy"): (i) each Director receives an annual retainer of $12,000, (ii) each Director receives $1,000 per Board meeting attended  (whether  in  person  or  telephonic),  and  (iii)  once our  plant is operational,  each  Director  will  receive  $3,000 per Board  meeting  attended
(whether in person or telephonic),  provided that the foregoing amounts in (i) -
(iii) shall not exceed $24,000 per Director in any calendar year.  Additionally, the  following  amounts are paid to Directors for  specified  services:  (i) the
Chairman  of the Board is paid $7,500 per year,  (ii) the  Chairman of the Audit
Committee and Audit Committee  Financial  Expert is paid $5,000 per year,  (iii)
the  Chairmen of all other  Committees  are paid  $2,500 per year,  and (iv) the
Secretary of the Board is paid $2,500 per year.

                                       46

     Independent Directors

     The following table lists the  compensation the Company paid in Fiscal Year
2007  to  its  Directors  who  are  considered   "independent"  under  standards
applicable  to  companies  listed  on the  Nasdaq  Capital  Market  (though  the
Company's  Units are not  listed  on any  exchange  or  quotation  system)  (the
"Independent Directors").

                           Fees Earned or Paid                           Equity or Non-Equity
          Name                   in Cash         All Other Compensation       incentives                Total
------------------------- ---------------------- ----------------------- ---------------------- ----------------------

Ted Bauer                        $24,708                   $0                     $0                   $24,708
Hubert Houser                    $23,250                   $0                     $0                   $23,250
Karol King                       $28,875                   $0                     $0                   $28,875
Michael Guttau                   $16,917                   $0                     $0                   $16,917

     Interested Directors

     The following table lists the  compensation the Company paid in Fiscal Year
2007 to its  Directors  who are not  considered  "independent"  under  standards applicable  to  companies  listed  on the  Nasdaq  Capital  Market  (though  the
Company's  Units are not  listed  on any  exchange  or  quotation  system)  (the
"Interested Directors").

                           Fees Earned or Paid                           Equity or Non-Equity
          Name                   in Cash         All Other Compensation       incentives                Total
------------------------- ---------------------- ----------------------- ---------------------- ----------------------

Bailey Ragan+                    $24,292                   $0                     $0                   $24,292
Michael M. Scharf+               $22,292                   $0                     $0                   $22,292
Greg Krissek                     $21,000                   $0                     $0                   $21,000
Brad Petersburg++                   $0                      $0                     $0                     $0

+ The  Directors  fees payable to Messrs.  Ragan and Scharf are paid directly to
Bunge at such Directors'  request,  and Messrs.  Ragan and Scharf do not receive any  compensation  from the  Company  for their  service  as  Directors.
++ Mr. Petersburg's term as Director concluded in March, 2007.

Compensation Committee Interlocks and Insider Participation

     Presently, the Governance Committee's membership consists of Messrs. Scharf
(Chair),  Bauer (the Company's  Treasurer and  Secretary),  Houser and King (the
Board Chairman). No executive officers of the Company served, during Fiscal Year
2007: (i) on a  compensation  committee of another entity which had an executive officer  serving on the  Governance  Committee;  (ii) as a  director  of another entity which had an executive  officer serving on the Governance  Committee;  or
(iii) as a member of a  compensation  committee  of another  entity which had an executive officer who served as a Director of the Company.

Item 7.   Certain   Relationships   and  Related   Transactions,   and  Director
          Independence.

     Bunge purchased the only Series B Units of the Company under an arrangement whereby the Company  would (i) enter into various  agreements  with Bunge or its affiliates for management, marketing and other services to the Company, and (ii)
have the right to elect a number of Series B Directors  which are  proportionate to the number of Series B Units owned by Bunge, as compared to all Units.  Bunge elected Bailey Ragan and Michael Scharf as the Series B Directors on November 1,
2006.  Under the Company's  Operating  Agreement,  the Company may not,  without
Bunge's approval (i) issue additional Series B Units, (ii) create any additional
Series of Units with  rights  which are  superior  to the Series B Units,  (iii)
modify the Operating  Agreement to adversely  impact the rights of Series B Unit holders, (iv) change the Company's status from one which is managed by managers, or vice  versa,  (v)  repurchase  or redeem any  Series B Units,  (vi) cause the
Company to take any action which would cause a  bankruptcy,  or (vii)  approve a transfer of Units allowing the transferee to hold more than 17% of the Company's
Units or to a transferee which is a direct competitor of Bunge.

                                       47

     The Company and Bunge  entered  into the DG  Agreement on October 13, 2006.
The DG Agreement  provides that Bunge will purchase all of the Distillers Grains produced by us over a term of 10 years, beginning when we commence production of
Distillers  Grains,  with automatic renewals for three-year terms unless a party provides six months' notice.  Bunge will pay us for the Distillers  Grains,  but retain amounts for transportation  costs, rail lease charges and marketing fees.
We have agreed to pay a minimum  annual  marketing fee to Bunge in the amount of
$150,000.  After  the  third  year of the DG  Agreement,  the  parties  may make adjustments to the prices.

     The  Company  and Bunge  entered  into an  Agreement  on October  13,  2006 respecting  the use of  Bunge's  grain  elevator  in Council  Bluffs,  Iowa (the
"Elevator  Agreement").  The Elevator  Agreement does not require the payment by the  Company  of any  moneys;  rather,  it imposes  restrictions  on the use and possible  disposition by Bunge of its grain elevator  located in Council Bluffs,
Iowa, including a right of first refusal in favor of the Company.

     The  Company  and a company in which  Bunge  holds a  membership  interest,
AGRI-Bunge,  LLC,  entered into the Agency  Agreement on October 13, 2006. Under the Agency Agreement,  we agreed to pay an agency fee to A-B for corn delivered, subject to an annual minimum fee of $225,000, for A-B's service of procuring all grain  requirements  for our plant.  The Agency  Agreement will commence when we first require corn, presently projected to be in the fourth quarter of 2008, and will then continue for 10 years with  automatic  renewals for three year periods unless  a  party  provides  notice  to  not  renew  within  six  months  of  the then-current  term.  After  three  years  from the  commencement  of the  Agency
Agreement, the annual minimum payment may be adjusted.

     ICM is the sole Series C Member of the Company.  As part of ICM's agreement to invest in the Company's  Series C Units,  the Company's  Operating  Agreement
provides that it will not, without ICM's approval (i) issue additional  Series C
Units,  (ii) create any  additional  Series of Units with  rights  senior to the
Series C Units,  (iii) modify the  Operating  Agreement to adversely  impact the rights of Series C Unit  holders,  or (iv)  repurchase  or redeem  any  Series C
Units. Additionally, ICM, as the sole Series C Unit owner, is afforded the right to elect one  Series C Director  to the Board so long as ICM  remains a Series C
Member.  Greg Krissek was elected as the Series C Director by ICM on November 1,
2006.

     On September 25, 2006,  the Company  entered ICM Contract  with ICM,  under which ICM has  contracted  to  construct a 110 million  gallon per year dry mill ethanol plant. The ICM Contract contains a lump-sum price of $118,000,000. Under the ICM  Contract,  the Company is required to make a down payment of 10% of the original  contract  price,  of which  $2,000,000 was paid at the delivery of the parties'  letter of intent,  an additional  $2,000,000 was paid in November 2006 when the Company broke escrow,  and the remaining  $7,800,000  was paid when the
Company delivered to ICM a notice to proceed on January 23, 2007.

     Brad Petersburg, who served as a Series A Director from November 2005 until
March 2007, is a principal of Rural Development  Associates ("RDA"). The Company
entered  into a verbal  agreement  with RDA on  September  19,  2005,  which was executed  on  October  11,  2005 (the  "2005 RDA  Agreement"),  under  which RDA provided  project  development  services  to the  Company  for a monthly  fee of
$10,000,  plus actual  travel and other  approved  expenses.  Additionally,  the
Company agreed to pay RDA up to $1,600,000  upon completion of debt financing to partially  finance a 110 million gallon per year plant.  One half of this amount was to be made in cash with the other half to be made  through  the  issuance of
Series A Units  based  upon  the  price  the  Series  A Units  were  sold in the
Company's third round of equity  financing,  which was $6,000 per Unit. In July,
2006,  the  Company  and RDA  entered  into a second  agreement  (the  "2006 RDA
Agreement;"  together  with the 2005 RDA  Agreement,  the "RDA  Agreements")  to explore the  feasibility  and  viability  of  expanding  the  Company's  ethanol facility to a 220 million gallon  facility.  In September  2006, the Company and
RDA agreed to suspend the 2006 RDA Agreement and to continue  under the 2005 RDA
Agreement to develop the project on a month-to-month  basis,  which  arrangement continued  until the 2005 RDA Agreement was  terminated in May,  2007. On May 3,
2006,  in lieu of the payment to RDA under the 2005 RDA  Agreement  and at RDA's request,  the  Company  issued 45 Series A Units each to RDA's  principals  (Ron
Saak, Brad Petersburg and Steve Baker) directly in satisfaction of the Company's equity issuance  obligations under the 2005 RDA Agreement.  As of the end of the
Company's fiscal year 2006, the Company had incurred  expenses of $132,545 under the RDA Agreements. In fiscal year 2007, the Company paid RDA $1,669,947,  which includes the issuance of 135 Series A Units for $810,000, as part of the success fee payable under the 2005 RDA Agreement.

                                       48

     The Company does not presently  have any policies  finalized and adopted by the Board governing the review or approval of related party transactions.

Item 8.           Legal Proceedings.

     There are no items to report.

Item 9.           Market Price of and  Dividends  on the  Registrant's  Common
                  Equity and Related Stockholder Matters.

     As of December  31,  2007,  the Company had (i) 8,805 Series A Units issued and  outstanding  held by 774  persons,  (ii)  3,334  Series B Units  issued and outstanding held by Bunge, and (iii) 1,000 Series C Units issued and outstanding held by ICM. The Company does not have any  established  trading  market for its
Units,  nor is one  contemplated.  While the Units issued and  outstanding as of
December 31, 2007,  excepting  those issued in the RDA  Offering,  could be sold pursuant  to Rule  144  under  the  Securities  Act of  1933,  as  amended  (the
"Securities  Act"),  provided  all of the  conditions  imposed  by Rule  144 are complied  with,  the sale of all Units is severely  restricted  by the Company's
Operating Agreement.  The Company has not agreed to register any Units under the
Securities  Act for  sale by  Members,  and no Units  are  being,  or have  been publicly proposed to be, publicly offered by the Company.

     To date, the Company has made no distribution to its Members, and it cannot be certain when it will be able to make distributions.  Further,  our ability to make  distributions  will be restricted under the terms of the Credit Agreement, as described  under Item 2. Financial  Information--Management's  Discussion and
Analysis of Financial Condition and Results of Operations--Liquidity and Capital
Resources.

Item 10.          Recent Sales of Unregistered Securities.

     In  connection  with the  services  to be  provided  us under  the 2005 RDA
Agreement,  we agreed to issue RDA up to 135 Series A Units upon the  closing of our 2006  Series A Offering  (defined  below).  On May 3,  2006,  in lieu of the payment to RDA under the 2005 RDA  Agreement and at RDA's  request,  the Company issued 45 Series A Units each to RDA's principals (Ron Saak, Brad Petersburg and
Steve  Baker)  directly  in  satisfaction  of  the  Company's   equity  issuance
obligations under the 2005 RDA Agreement (the "RDA Offering").

     In addition,  we have issued  Units in three  separate  offerings,  none of which were registered  under the Securities Act, as follows:  (i) in an offering commencing  in  October  2005,  we issued  285  Units at $2,000  per Unit to our founding  Members,  resulting in gross  proceeds of $570,000  (the "October 2005
Offering");  (ii) in an offering  commencing in November 2005, we (A) issued 360
Units at $3,000 per Unit,  resulting in gross  proceeds of  $1,080,000,  and (B)
issued, without cash consideration, 25 Units to Iowa Quality Producers Alliance,
LLC,  in  exchange  for its  efforts in our  organization  (the  "November  2005
Offering"); and (iii) in an offering commencing in February, 2006, we issued (A)
8,000  Series  A Units  at  $6,000  a  Unit,  resulting  in  gross  proceeds  of
$48,000,000  (the "2006 Series A Offering"),  (B) 1,000 Series C Units to ICM at
$6,000 a Unit,  resulting in gross proceeds of $6,000,000 (the "ICM  Offering"), and (C) 3,334  Series B Units to Bunge at $6,000  per Unit,  resulting  in gross proceeds of $20,004,000 (the "Bunge  Offering,"  together with the ICM Offering, the 2006  Series A Offering,  the  November  2005  Offering,  the  October  2005
Offering and the RDA Offering,  the "Offerings").  We did not pay any person any commissions or discounts,  nor did we engage any underwriter or placement agent, in connection with any of the Offerings.

     The Units  sold in the RDA  Offering,  the  October  205  Offering  and the
November 2005 Offering  (together,  the "4(2)  Offerings") were all issued under the registration  exemption  provided for in Section 4(2) of the Securities Act.
With  respect to these  exemptions,  neither  we,  nor any person  acting on our behalf,  offered  or sold  the  securities  by  means  of any  form  of  general solicitation  or  advertising.  Prior to making any offer or sale in  connection with the 4(2) Offerings,  we had reasonable grounds to believe and believed that each prospective  investor (i) was capable of evaluating the merits and risks of the investment, (ii) was able to bear the economic risk of the investment, (iii)
was provided with the  opportunity to ask questions of the Company's  management respecting the Company's  business plans and finances,  (iv) received  access to all material Company  contracts and agreements,  and (v) possessed the

                                       49

requisite  experience  in  business  and  financial  matters  to enable  them to appreciate  the risks of  investing  in the Units.  Each  purchaser  in the 4(2)
Offerings  represented  in writing that the Units  purchased were being acquired for investment for such purchaser's own account, and agreed that the Units would not be sold, without registration under the Securities Act or exemption from the
Securities Act. Each purchaser in the 4(2) Offerings  agreed that a legend would be placed on each certificate evidencing the Units stating the Units have not be registered  under the  Securities  Act and setting forth  restrictions  on their transferability.

     The Units sold in the 2006  Series A  Offering,  the ICM  Offering  and the
Bunge  Offering  were made  under the  registration  exemption  provided  for in
Section 4(2) of the  Securities  Act and Rule 506 of  Regulation D adopted under the Securities  Act. With respect to the  exemption,  neither we, nor any person acting on our behalf,  offered or sold the Units by means of any form of general solicitation  or  advertising.  Prior  to  making  any  offer  or  sale,  we had reasonable  grounds to believe and believed that each  prospective  investor was capable of evaluating  the merits and risks of the  investment  and were able to bear the economic risk of the investment.  Each purchaser represented in writing that the Units were being  acquired  for  investment  for such  purchaser's  own account, and agreed that the Units would not be sold, without registration under the Securities Act or exemption from the Securities  Act. Each purchaser  agreed that a legend was placed on each  certificate  evidencing  the Units stating the
Units  have  not be  registered  under  the  Securities  Act and  setting  forth restrictions on their transferability.

Item 11.          Description of Registrant's Securities to be Registered.

     The terms of the Company's Units are governed by the Company's  Articles of
Organization  filed  with the Iowa  Secretary  of State on March  28,  2005 (the
"Articles")  and our  Operating  Agreement.  Under  the  terms of our  Operating
Agreement,  Members  may receive  distributions  when and as  determined  by our
Board.  The Articles  and the  Operating  Agreement  provide that the Company is managed by managers (our Board), and not by the Members.  Our Board is comprised of seven  Directors,  and the Board is  empowered  to do all things  required to manage the Company's  affairs,  subject to any specific  voting rights vested in the Members.  The Series B Member has the right to elect the number of Directors out of those seven  directorships equal to the proportion of Series B Units held as compared to the number of all  outstanding  Units (this  provision  presently entitles  the Series B Member to elect two  Directors),  and the Series B Member retains the right to always elect at least one Director. The Series C Member has the right to elect one  Director.  The Series A Members  have the right to elect the  balance of the  Directors  not  elected by the Series B or Series C Members
(presently the Series A Members may elect four Directors); however, the terms of the  Directorships  elected  by the  Series A Members  are  staggered  such that beginning  in 2008,  only one  Series  A  Director  may be  elected  each  year.
Staggering the terms of the Series A Directors, in addition to the rights of the
Series B Member and the Series C Member to elect  certain  Directorships,  means that  Series A Members  could only  change the  control of the  Company  through electing all four Series A Directors, which would take four years.

     In addition to the special  voting rights  afforded the holders of Series B and Series C Units  described  below,  holders of Units  possess  the  following voting  rights:  (i) Series A Members  elect the Series A Directors  by majority vote;  (ii) all Members must approve,  by a majority vote, any Board decision to
(A) cause or permit the Company to engage in an activity  which is  inconsistent with the  Company's  purposes,  (B)  engage in an  activity  which  would act in contravention  of the Operating  Agreement or make it impossible to carry on the
Company's  business,  or (C) possess  Company  property or assign the  Company's property for other than a Company purpose; and (iii) 66 2/3% of all Members must approve: (W) the merger, consolidation, sale or disposal of all or substantially all of the Company's  property,  (X) the  Company's  election to be treated as a corporation for tax purposes, (Y) the Company's acquisition of securities from a
Director or lending of money to a Director,  or (Z) the  Company's  dissolution.
Each Unit entitles the holder one vote on any matter.

     The holder of the Series B Units must approve: (i) the creation or issuance of  additional  Series B Units or an  additional  series of Units having  rights senior  to those of the  Series B Member,  (ii) an  amendment  to the  Operating
Agreement  which  would  adversely  affect the Series B Member's  rights,  (iii)
changing the status of the Company from  manager-managed  to Member-managed  (or vice  versa),  (iv) the  redemption  of the  Series B Units,  (v) the  voluntary bankruptcy  of the  Company,  or (vi) a transfer  or issuance of Units (A) which results in either the transferee  holding more than 17% of the outstanding Units or (B) to a direct  competitor  of the Series B Member.  The  foregoing  special voting  rights of the Series B Member  must  remain in effect for so long as the original Series B Member, Bunge, remains a holder of Series B Units; except that after  May  11,  2011,  Bunge  and  its  affiliates  may

                                       50

sell up to 15% of the  originally-purchased  Series B Units per  year,  but once
Bunge and its affiliates hold 25% or less of the  originally-purchased  Series B
Units,  such  Units  shall  be  automatically   converted  to  Series  A  Units.
Additionally, any Series B Units transferred from Bunge and its affiliates shall be  automatically  converted into Series A Units upon transfer,  except that the foregoing  conversion  provisions  do not apply to  transfers  of Series B Units among Bunge and its  affiliates.  Holders of Series B Units have the  preemptive right to purchase their pro rata share of any new securities proposed to be sold by the Company.

     The holder of the Series C Units must approve: (i) the creation or issuance of additional  Series C Units or additional series of Units having rights senior to those of the Series C Member,  (ii) an amendment to the  Operating  Agreement which  would  adversely  affect  the  Series C  Member's  rights,  and (iii) the redemption of the Series C Units.  Series C Units  transferred from the original
Series C Member,  ICM, and its affiliates shall be automatically  converted into
Series A Units upon transfer,  and if ICM and its affiliates  hold less than 833
Units, all Series C Units shall be automatically  converted into Series A Units, except such  conversion  provision  does not apply to any  transfers of Series C
Units among ICM and its affiliates.

     The Company's Units may not be transferred  except with the approval of the
Board  and  upon  compliance  with  the  conditions  provided  in the  Operating
Agreement.

Item 12.          Indemnification of Directors and Officers.

     Under the Act, the articles of  organization  of an Iowa limited  liability company ("LLC") may contain provisions  eliminating the personal liability of an
LLC's  members or  directors to the LLC or to its  members,  excepting  for such person's: (i) receipt of financial benefit to which they are not entitled,  (ii)
intentional  infliction  of harm on the LLC or its  members,  (iii) an  unlawful distribution,  or (iv) an intentional  violation of criminal law. In addition to providing  the same  limitations  of  liability,  our Articles  provide that our
Directors  shall not be personally  liable for damages for breach of a manager's fiduciary  duty,  except for  liability  for breach of the duty of loyalty,  bad faith,  intentional  misconduct,  or a knowing  violation  of law.  Our Articles further  provide that any Member or Director shall be  indemnified  and shall be paid advances for their defense  expenses to the extent allowed by law, and that the Board is empowered to provide  indemnification  to the  Company's  officers, employees and agents.

     Our Operating Agreement provides that to the maximum extent permitted under the Act and other  applicable  law,  the  Company  shall  indemnify  and pay all judgments and claims against each Director or officer  relating to any liability or damage  incurred by reason of any act performed or omitted to be performed by such  Director or  officer,  in  connection  with the  business of the  Company, including  reasonable  attorneys'  fees  incurred by such Director in connection with  the  defense  of any  action  based on any  such  act or  omission,  which attorneys' fees may be paid as incurred,  including all such  liabilities  under federal and state securities laws as permitted by law.  Further,  to the maximum extent  permitted  under the Act and other  applicable  law, in the event of any action by a Member against any Director or officer, including a derivative suit, the Company must indemnify and pay all costs, liabilities,  damages and expenses of such Director or officer,  including  reasonable  attorneys' fees incurred in the defense of such action.  The  Operating  Agreement  also  provides  that the
Company may  purchase  insurance  on behalf of any Director or officer in his or her official  capacity  against any such  liability,  whether or not the Company would  otherwise be required to indemnify such Director or officer  against such liability.

Item 13.          Financial Statements and Supplementary Data.

     See the Index to Financial Statements beginning on page F-1.

Item 14.          Change in and Disagreements with Accountants on Accounting and
                  Financial Disclosure.

     There are no items to report.

Item 15.          Financial Statements and Exhibits.

     (a) List separately all financial statements filed.

                                       51

     See Index to Financial Statements beginning on Page F-1.

     (b) Exhibits

     See "Exhibit Index" below.

                                       52

                                   SIGNATURES

     In accordance  with Section 12 of the Exchange Act, the  Registrant  caused this  report to be  signed on its  behalf  by the  undersigned,  thereunto  duly authorized.

                                        SOUTHWEST IOWA RENEWABLE ENERGY, LLC

                                        By: /s/ Mark Drake, CEO
                                          -------------------------------------
                                        (Principal executive officer)

                                        Date: January 28, 2007

                                       53

                          INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm                F-2

Financial Statements
     Balance Sheets                                                    F-3
     Statements of Operations                                          F-5
     Statements of Members' Equity                                     F-6
     Statements of Cash Flows                                          F-7
     Notes to Financial Statements                                     F-9

                                      F-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Southwest Iowa Renewable Energy, LLC (A Development Stage Company)

We have audited the balance sheets of Southwest Iowa  Renewable  Energy,  LLC (A
Development  Stage  Company) as of September 30, 2007 and 2006,  and the related statements  of  operations,  members'  equity and cash flows for the years ended
September 30, 2007 and 2006,  the period from March 28, 2005 (date of inception)
to September  30, 2005 and the period from March 28, 2005 (date of inception) to
September 30, 2007.  These financial  statements are the  responsibility  of the
Company's  management.  Our  responsibility  is to  express  an opinion on these financial statements based on our audits.

We conducted our audits in accordance  with the standards of the Public  Company
Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis,  evidence  supporting  the amounts and  disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant  estimates  made by  management,  as well as evaluating  the overall
financial  statement  presentation.   We  believe  that  our  audits  provide  a
reasonable basis for our opinion.

In our opinion,  the financial  statements  referred to above present fairly, in all  material  respects,  the  financial  position of Southwest  Iowa  Renewable
Energy, LLC (A Development Stage Company) as of September 30, 2007 and 2006, and
the results of its operations  and its cash flows for the years ended  September
30,  2007 and 2006,  the period  from  March 28,  2005  (date of  inception)  to
September  30, 2005 and the period from March 28,  2005 (date of  inception)  to
September  30, 2007,  in  conformity  with U.S.  generally  accepted  accounting principles.

The  accompanying  financial  statements  have been  prepared  assuming that the
Company  will  continue  as a  going  concern.  As  discussed  in  Note 8 to the
financial  statements,   the  Company  currently  has  a  funding  shortfall  of
approximately  $31,000,000  due to  unforeseen  increases in plant  construction costs.  This  funding  shortfall  has caused the senior  lender under the senior secured debt facility  discussed in Note 3 to indicate that it has no obligation to fund under the senior credit facility.  Until  additional  capital is secured and the senior  lender  agrees to fund,  there is no  assurance  that the senior lender will advance  construction funds which raises substantial doubt about the
Company's ability to continue as a going concern. Management's plan in regard to this matter is described in Note 8. The financial  statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ McGladrey & Pullen, LLP

Omaha, Nebraska
January 28, 2008
                                      F-2

Southwest Iowa Renewable Energy, LLC
(A Development Stage Company)

Balance Sheets
September 30, 2007 and 2006

                                                                          2007                   2006
----------------------------------------------------------------------------------------------------------------

ASSETS (Note 3 and 4)

CURRENT ASSETS
     Cash and cash equivalents                                     $      1,742,940          $          820,743
     Prepaid expenses and other                                             124,952                      20,377
                                                                   ---------------------------------------------

         Total current assets                                             1,867,892                     841,120
                                                                   ---------------------------------------------

PROPERTY AND EQUIPMENT
     Land                                                                 2,064,090                   3,513,715
     Construction in progress                                            59,504,547                   2,115,731
     Office and other equipment                                              79,090                       2,996
                                                                   ---------------------------------------------
                                                                         61,647,727                   5,632,442
     Accumulated depreciation                                               (7,233)                       (162)
                                                                   ---------------------------------------------
                                                                         61,640,494                   5,632,280
                                                                   ---------------------------------------------

OTHER ASSETS
     Cash held for plant construction                                    15,638,542                         ---
     Deferred financing costs                                             2,800,846                      25,386
     Deferred offering costs                                                    ---                     139,889
                                                                   ---------------------------------------------
                                                                         18,439,388                     165,275
                                                                   ---------------------------------------------

                                                                   $     81,947,774          $        6,638,675
                                                                   =============================================

See Notes to Financial Statements.

                                      F-3

Southwest Iowa Renewable Energy, LLC
(A Development Stage Company)

Balance Sheets
September 30, 2007 and 2006

                                                                               2007                  2006
-------------------------------------------------------------------- -- ------------------- --- ----------------

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES
     Accounts and retainage payable                                  $           3,657,500   $          253,254
     Accrued expenses                                                               43,730              106,036
     Current maturities of long-term debt (Note 4)                               1,303,250                  ---
                                                                   ---------------------------------------------

         Total current liabilities                                               5,004,480              359,290
                                                                   ---------------------------------------------

LONG-TERM DEBT, less current maturities (Note 4)                                   168,333            1,283,250
                                                                   ---------------------------------------------

COMMITMENTS (Notes 5, 6 and 7)

MEMBERS' EQUITY (Note 2)
     Members' capital                                                           76,474,111            5,778,000
     Earnings (deficit) accumulated during the development stage                   300,850            (781,865)
                                                                   ---------------------------------------------
                                                                                76,774,961            4,996,135
                                                                   ---------------------------------------------

                                                                     $          81,947,774   $        6,638,675
                                                                    ============================================

See Notes to Financial Statements.

                                      F-4

Southwest Iowa Renewable Energy, LLC
(A Development Stage Company)

Statements of Operations

                                                                                              March 28,         March 28, 2005
                                                           Year               Year          2005 (Date of          (Date of
                                                          Ended              Ended          Inception) to       Inception) to
                                                       September 30,        September       September 30,       September 30,
                                                           2007             30, 2006             2005                2007
--------------------------------------------------------------------------------------------------------------------------------

Revenues                                           $              ---  $            ---  $             ---  $               ---
                                                   -----------------------------------------------------------------------------

General and administrative expenses (Note 6)                2,222,327           886,824             33,959            3,143,110
                                                   -----------------------------------------------------------------------------
     (Loss) before other income                           (2,222,327)         (886,824)           (33,959)          (3,143,110)
                                                   -----------------------------------------------------------------------------
Other income and (expense):
     Grant                                                    114,235            55,246                ---              169,481
     Interest income                                        3,187,653            60,389                ---            3,248,042
     Miscellaneous income                                      37,238            18,958              4,325               60,521
     Loss on disposal of property                            (34,084)               ---                ---             (34,084)
                                                   -----------------------------------------------------------------------------
                                                            3,305,042           134,593              4,325            3,443,960
                                                   -----------------------------------------------------------------------------

         Net income (loss)                         $        1,082,715  $      (752,231)  $        (29,634)  $           300,850
                                                   =============================================================================

Weighted average units outstanding                             12,568             1,155                  2                5,463
                                                   =============================================================================

Net income (loss) per unit - basic and diluted                 $86.15         ($651.28)       ($14,817.00)               $55.07
                                                   =============================================================================

See Notes to Financial Statements

                                      F-5

Southwest Iowa Renewable Energy, LLC
(A Development Stage Company)

Statements of Members' Equity
Years Ended September 30, 2007 and 2006 and Period from March 28, 2005
(Date of Inception) to September 30, 2005

                                                                                        Earnings
                                                                                        (Deficit)
                                                                                       Accumulated
                                                                                       During the
                                                                       Members'        Development
                                                                       Capital            Stage           Total
----------------------------------------------------------------------------------------------------------------------

Balance, March 28, 2005 (date of inception)                        $            ---   $          ---  $           ---
     Issuance of 285 Series A membership units (Note 2)                     570,000              ---          570,000
     Subscription receivable for 257 Series A membership units
     (Note 2)                                                             (514,000)              ---        (514,000)
     Net loss                                                                   ---         (29,634)         (29,634)
                                                                   ---------------------------------------------------
Balance, September 30, 2005                                                  56,000         (29,634)           29,366
     Receipt of membership units subscribed                                 514,000              ---          514,000
     Issuance of 1,047 Series A membership units (Note 2)                 5,202,000              ---        5,202,000
     Issuance of 1 Series B membership unit (Note 2)                          6,000              ---            6,000
     Net loss                                                                              (752,231)        (752,231)
                                                                   ---------------------------------------------------
Balance, September 30, 2006                                               5,778,000        (781,865)        4,996,135
     Issuance of 7,473 Series A membership units (Note 2)                44,838,000              ---       44,838,000
     Issuance of 3,333 Series B membership units (Note 2)                19,998,000              ---       19,998,000
     Issuance of 1,000 Series C membership units (Note 2)                 6,000,000              ---        6,000,000
     Offering costs                                                       (139,889)              ---        (139,889)
     Net income                                                                 ---        1,082,715        1,082,715
                                                                   ---------------------------------------------------
Balance, September 30, 2007                                        $     76,474,111   $      300,850  $    76,774,961
                                                                   ===================================================

See Notes to Financial Statements

                                      F-6

Southwest Iowa Renewable Energy, LLC
(A Development Stage Company)

Statements of Cash Flows

                                                         Year Ended          Year Ended       March 28, 2005      March 28, 2005
                                                                                                 (Date of            (Date of
                                                                                               Inception) to       Inception) to
                                                        September 30,         September        September 30,       September 30,
                                                            2007              30, 2006             2005                2007
----------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                  $          1,082,715  $      (752,231)  $         (29,634)  $          300,850
Adjustments  to reconcile  net income  (loss) to
net cash  provided by (used in)
operating activities:
     Depreciation                                                 7,071               162                 ---               7,233
         Loss on disposal of property                            34,084               ---                 ---              34,084
     Changes in working capital components
     (Increase) in prepaid expenses and other                 (104,575)          (20,377)                 ---           (124,952)
     Increase (decrease) in accounts payable                  (188,669)           245,242                 ---              56,573
     Increase (decrease) in accrued expenses                   (62,306)           106,036                 ---              43,730
                                                   -------------------------------------------------------------------------------
         Net cash provided by (used in)                         768,320         (421,168)            (29,634)             317,518
         operating activities
                                                   -------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of property and equipment                    (53,871,995)       (5,624,430)                 ---        (59,496,425)
     Increase in cash for plant construction               (15,638,542)               ---                 ---        (15,638,542)
     Proceeds from sale of property and equipment             1,415,541               ---                 ---           1,415,541
                                                   -------------------------------------------------------------------------------
         Net cash (used in) investing activities)          (68,094,996)       (5,624,430)                 ---        (73,719,426)
                                                   -------------------------------------------------------------------------------

                                      F-7

Southwest Iowa Renewable Energy, LLC
(A Development Stage Company)

Statements of Cash Flows (continued)

                                                                                              March 28, 2005      March 28, 2005
                                                                                                 (Date of            (Date of
                                                         Year Ended          Year Ended        Inception) to       Inception) to
                                                        September 30,         September        September 30,       September 30,
                                                            2007              30, 2006             2005                2007
----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from issuance of membership units              69,876,000         5,722,000              56,000          75,654,000
     Payments for financing costs                           (1,815,460)          (25,386)                 ---         (1,840,846)
     Payments for offering costs                                    ---         (136,927)             (2,962)           (139,889)
     Proceeds from long-term borrowings                         200,000         1,283,250                 ---           1,483,250
     Payments of long-term borrowers                           (11,667)               ---                 ---            (11,667)
                                                   -------------------------------------------------------------------------------
         Net cash provided by financing
         activities                                          68,248,873         6,842,937              53,038          75,144,848
                                                   -------------------------------------------------------------------------------

         Net increase in cash and cash
         equivalents                                            922,197           797,339              23,404           1,742,940

CASH AND CASH EQUIVALENTS
     Beginning                                                  820,743            23,404                 ---                 ---
                                                   -------------------------------------------------------------------------------
     Ending                                        $          1,742,940  $        820,743  $           23,404  $        1,742,940
                                                   ===============================================================================

SUPPLEMENTAL DISCLOSURES OF NONCASH OPERATING
AND FINANCING ACTIVITIES
     Construction in progress included in
     accounts payable                              $          3,600,927  $          8,012  $              ---  $        3,600,927
     Deferred offering costs in accounts payable                    ---           (4,300)               4,300                 ---
     Membership units issued for deferred
     financing costs                                            960,000               ---                 ---             960,000

See Notes to Financial Statements.

                                      F-8

Southwest Iowa Renewable Energy, LLC
(A Development Stage Company)

Notes to Financial Statements
--------------------------------------------------------------------------------

Note 1.           Nature of Business and Significant Accounting Policies

Principal business activity: Southwest Iowa Renewable Energy, LLC (the Company),
located in Council  Bluffs,  Iowa, was formed in March 2005 to pool investors to build a 110 million gallon annual production dry mill corn-based  ethanol plant.
As of  September  30,  2007,  the Company is in the  development  stage with its efforts being principally devoted to organizational,  equity-raising  activities and construction of the ethanol plant.

A summary of significant accounting policies follows:

   Use of estimates:  The preparation of financial statements in conformity with accounting  principles  generally  accepted  in the United  States of America requires  management  to make  estimates  and  assumptions  that  affect  the reported  amounts of assets and  liabilities  and  disclosure  of  contingent assets  and  liabilities  at the  date of the  financial  statements  and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Concentrations  of credit risk: The Company's cash balances are maintained in bank deposit accounts which at times may exceed federally insured limits.

   Cash and cash  equivalents:  The  Company  considers  all highly  liquid debt instruments  purchased  with a  maturity  of  three  months  or  less  when purchased to be cash equivalents.

   Cash  held  for  plant  construction:  The  cash  that  will be used  for the construction of the plant has been  classified as long-term  according to its estimated use.

   Deferred  financing  costs:  Deferred  financing  costs  associated  with the construction and revolving loans discussed in Note 3 are recorded at cost and include expenditures directly related to securing debt financing. These costs will be amortized using the effective interest method over the 5-year term of the  agreement.  As of September  30, 2007,  the Company has not received any loan proceeds under these agreements.

   Deferred offering costs: The Company classifies all costs directly related to raising  capital as deferred  offering costs until the capital is raised,  at which  point the costs were  reclassified  as an offset to equity as issuance costs. A total of $139,889 of offering costs were  reclassified  as an offset to equity for the year ended September 30, 2007.

   Property  and   equipment:   Property  and   equipment  is  stated  at  cost.
   Construction in progress is comprised of costs related to the construction of the ethanol plant,  depreciation of such amounts will commence when the plant begins  operations over estimated useful lives ranging from 5 to 40 years. As of September 30, 2007 there were no capitalized interest costs.  Depreciation is  computed  using the  straight-line  method over the  following  estimated useful lives:

                                                                                                         Years
                                                                                                   ------------------

       Office and other equipment                                                                        5 - 7

   Maintenance  and repairs are expenses as  incurred;  major  improvements  and betterments are capitalized.

                                      F-9

Southwest Iowa Renewable Energy, LLC
(A Development Stage Company)

Notes to Financial Statements
--------------------------------------------------------------------------------
Note 1.           Nature of Business and Significant Accounting Policies (Continued)

   Income  taxes:  The Company has  elected to be treated as a  partnership  for federal and state  income tax purposes  and  generally  does not incur income taxes.  Instead, the Company's earnings and losses are included in the income tax returns of the members.  Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

   Net income (loss) per unit: Earnings per unit have been computed on the basis of the  weighted  average  number of units  outstanding  during  each  period presented.  Units issuable  relating to subscribed  units as of September 30,
   2005 have not been included in the computation  because their inclusion would have  reduced the loss per unit  applicable  to the net income for the period
   March 28, 2005 (date of inception) to September 30, 2005.

   Grant  income:  The  Company  recognizes  grant  income as other  income  for reimbursement of expenses  incurred upon complying with the conditions of the grant.

   Organizational   costs  and  startup   costs:   The  Company   expenses   all
   organizational and startup costs as incurred.

   Fair value of financial  instruments:  The carrying  amounts of cash and cash equivalents,  accounts payable and accrued  expenses  approximate fair value.
   The fair value of long-term debt is estimated  based on anticipated  interest rates which  management  believes would currently be available to the Company for similar  issues of debt,  taking into account the current credit risk and other market factors.

Note 2.           Members' Equity

The Company was formed on March 28, 2005 to have a perpetual  life with no limit on the number of authorized  units. The Company was initially  capitalized by 19 management  committee  members  who  contributed  an  aggregate  of  $570,000 in exchange for 285 Series A membership units. In December 2005, the Company issued an additional 360 Series A membership units in exchange for $1,080,000. In March
2006,  the Company  completed a private  placement  offering with one membership unit at $6,000 being at risk and the remaining  investment  held in escrow until closing of the  offering.  The  Company  approved  and issued 687 Series A and 1
Series B at risk membership  units at $6,000 per unit for a total of $4,128,000.
The  offering  was closed in November  2006 with the  issuance of 7,313 Series A membership units,  3,333 Series B membership units and 1,000 Series C membership units for a total of $69,876,000.

In addition,  in November 2005 the Board of Directors approved the issuance upon financial close of 25 Series A membership units to the development  group,  Iowa
Quality  Producers  Alliance,  LLC,  for  efforts  by the  organization  for the development  and  advancement  of the  ethanol  project.  Pursuant to terms of a management  agreement,  the  Board  of  Directors  approved  the  issuance  upon financial  close,  135  Series A  membership  units  were  issued  to the  Rural
Development  Associates (RDA).  These units were issued as part of a contractual success fee arrangement, that upon actual closing of all financing documents RDA was to receive a success fee for their efforts  relating to securing  financing.
The success fee was to be paid 1/2 cash and 1/2 membership units.

                                      F-10

Southwest Iowa Renewable Energy, LLC
(A Development Stage Company)

Notes to Financial Statements
--------------------------------------------------------------------------------

Note 2.       Members' Equity (Continued)

At September 30, 2007 and 2006 outstanding member units were:

                                              September 30,      September 30,
                                                  2007                2006
--------------------------------------------------------------------------------
A Units                                          8,805                1,332
B Units                                          3,334                  1
C Units                                          1,000                 --

The  Series A, B and C unit  holders  all vote on  certain  matters  with  equal rights.  The Series C unit holders have the right to elect one Board of Director member.  The Series B unit  holders have the right to elect that number of Board of Director members which bears the same proportion to the total number of Board of  Directors  in relation to Series B  outstanding  units to total  outstanding units.  Series A unit  holders have the right to elect the  remaining  number of
Board of Director members, not elected by the Series C and B unit holders.

Series B unit holders have the right to purchase  any new  securities  issued by the  Company  on  a  pro-rata  basis  in  relation  to  its  existing  ownership relationship.  Series B unit  holders may sell up to 15 percent of its  original units  per  annum  beginning  May 11,  2011  without  terminating  the above new securities pro-rata right.

Income and losses are allocated to all members based on their pro rata ownership interest.  Units may be issued or  transferred  only to persons  eligible  to be members  of the  Company  and  only in  compliance  with the  provisions  of the operating agreement.

Note 3.           Construction and Revolving Loan/Credit Agreements

In May 2007,  the  Company  entered  into a loan  commitment  with a lender  for
$126,000,000  senior secured debt,  consisting of an  $111,000,000  construction loan and a $15,000,000 revolving line of credit. Letters of credit pertaining to the construction may be drawn on the construction  loan not to exceed $3,000,000 in  aggregate.  Borrowings  under the  construction  credit  facility  agreement include a variable  interest  rate  based on LIBOR  plus 3.15% for each  advance under the agreement. Upon completion of construction,  the construction loan may be  segmented  into  two  credit  facilities,  an  amortized  term  facility  of
$101,000,000 and a revolving term facility of $10,000,000.  Upon conversion, the
Company has the option of converting  50% of the term note into fixed rate loans at the  lender's  bonds rate plus 2.75%.  The portion of the term loan not fixed and the term revolving  line of credit will accrue  interest equal to LIBOR plus
2.95%.  LIBOR of September 30, 2007 was 5.54%. The credit facility and revolving credit agreement  require the maintenance of certain  financial and nonfinancial covenants.  Borrowings under this agreement are  collateralized by substantially all of the Company's  assets.  The  construction/revolving  term credit facility
require  monthly  principal   payments  starting  the  seventh  month  following
conversion of the construction loan to a term loan. The conversion will occur 60 days after completion of the  construction.  The loan will be amortized over 114 months and will mature five years after the conversion  date. The revolving term credit agreement expires in five years after the conversion of the loan at which time the principal  outstanding is due. Borrowings are subject to borrowing base restrictions  as defined in the agreement.  The agreements  also include certain
prepayment   penalties.   There   was   no   balance   outstanding   under   the
construction/revolving term credit facility and revolving credit agreement as of
September 30, 2007.

                                      F-11

Southwest Iowa Renewable Energy, LLC
(A Development Stage Company)

Notes to Financial Statements
--------------------------------------------------------------------------------
Note 3.           Construction and Revolving Loan/Credit Agreements (Continued)

In November 13, 2007, the Company  received  notification  from Agent requesting that it immediately  provide a sworn  construction  statement under the terms of the Credit Agreement in response to the updated project budget dated October 29,
2007,  which reflected a budgeted  shortfall of  $31,000,000.  The Agent further requested the deposit of $34,121,313  with the disbursing agent under the Credit
Agreement and related  documents  within ten days.  Thereafter,  the Company and
Agent commenced  discussions  regarding the potential  construction  funding gap projected in the October 29, 2007  construction  budget. On January 3, 2008, the
Company received  notification  from Agent requesting a firm proposal to address the equity  shortfall  along with other  materials.  As of January 28, 2008, the
Company was  negotiating  with Agent (on behalf of the  Lenders) and a potential bridge lender to resolve the funding  shortfall  and commence  funding under the
Credit Agreement through the following proposals:

     o The  Company  would  obtain a bridge  loan from the Bridge  Lender in the amount of $31,000,000. Under the Bridge Loan, the Company would be required to pay interest,  and the  principal  would be due in November,  2008.  The proceeds of the bridge loan would be  deposited  into the Credit  Agreement disbursing account and applied as required thereunder. The bridge loan debt would be secured by two letters of credit, described below.

     o Bunge  would  cause its bank to issue a letter  of  credit in the  amount equal to 76% of the $31,000,000  borrowed under the Bridge Loan in favor of
     Lenders,  and ICM would  cause its  lender to  similarly  issue a letter of credit in the amount  equal to 24% of the  $31,000,000  borrowed  under the bridge loan in favor of Lenders (together,  the LCs). Both LCs would expire in  December,  2008,  and  Lenders  would only draw  against the LCs to the extent that the Company has not repaid the bridge loan in full by November,
     2008. In the event Lenders draw against the LCs, the amounts drawn would be in  proportion to Bunge's and ICM's  respective  ownership of the Company's
     Units which are not Series A--76% and 24%, respectively.  Similarly, as the
     Company  repays the principal of the bridge loan,  the LCs' stated  amounts would correspondingly be reduced in the same proportion.

     o The Company  would  enter into a proposed  Reimbursement  Agreement  with
     Bunge  and ICM (the  Reimbursement  Agreement)  in  connection  with  their respective  issuances of the LCs. Under the  Reimbursement  Agreement,  the
     Company  would agree to pay Bunge and ICM each a fee for the  issuances  of their  respective  LCs.  To the  extent  that  the  LCs are  drawn  upon as discussed  above,  the Company would  immediately  reimburse Bunge and ICM.
     Such reimbursement  would consist of the issuance of Units to Bunge and ICM at the price of $3,000 per Unit, though the terms of such Units,  including their price, remain subject to further negotiations. The Company would also agree to use its best efforts to either obtain additional debt financing or raise  additional  equity to eliminate the need for the bridge loan and the
     LCs.

     o The terms of the  Credit  Agreement  would be  modified  to  reflect  the foregoing.

                                      F-12

Southwest Iowa Renewable Energy, LLC
(A Development Stage Company)

Notes to Financial Statements
--------------------------------------------------------------------------------

Note 4.       Long-Term Debt

Long-term debt consists of the following as of September 30, 2007 and 2006:

                                                                                       2007                  2006
----------------------------------------------------------------------------------------------------------------------
Note payable to Pottawattamie County, Iowa, non-interest bearing, due 180       $      1,283,250      $     1,283,250
days after ethanol production begins or January 31, 2008, whichever comes first, secured by land

$200,000  Note  payable  to  Iowa   Department   Economic   Development   (IDED)
non-interest bearing monthly payments of $1,667 due through maturity date
of March 2012 on non-forgivable portion (A)                                     $        188,333      $     1,283,250
                                                                              ----------------------------------------
                                                                                       1,471,583            1,283,250
Less current maturities
                                                                                     (1,303,250)                  ---
                                                                              ----------------------------------------
                                                                              $          168,333      $     1,283,250
                                                                              ========================================

Maturities  of  long-term  debt as of September  30, 2007 are as follows:  Years ending September 30:
         2008                                        $        1,303,250
         2009                                                    20,000
         2010                                                    20,000
         2011                                                    20,000
         2012                                                   108,333
                                                     -------------------
                                                     $        1,471,583
                                                     ===================

(A)  The agreement is comprised of two  components.  A $100,000  loan  agreement which  is non  interest-bearing  and due in  monthly  payments  of  $1,667, beginning  April 2007,  and a final payment of $1,667 due March 2012; and a
     $100,000  forgivable  loan  agreement.  Both notes under this agreement are collateralized by substantially all of the Company's assets and subordinate to the above $126,000,000  financial  institution debt and construction and revolving loan/credit  agreements discussed in Note 3. The $100,000 loan is forgivable  upon IDED  approval of creation of  qualifying  jobs as per the
     Master  Contract.  If the  Company  does not meet the  requirements  of the contract, the note is due on an agreed upon payment schedule.

Note 5.       Lease Commitments

The Company entered an operating lease agreement with a related party and member for the lease of 320 ethanol tank cars and 300 distillers' grain cars. The lease begins two months prior to start-up of the plant operation, continues for a term of ten years,  and terminates upon the  termination of the final car lease.

The  Company  leases  office  space under a  long-term  operating  lease from an unrelated  third party.  The original term of the lease is 12 months,  beginning
June 30, 2007, under which the Company pays installments of $3,525 per month.

                                      F-13

Southwest Iowa Renewable Energy, LLC
(A Development Stage Company)

Notes to Financial Statements
--------------------------------------------------------------------------------

Note 5.       Lease Commitments (Continued)

The Company leases a vehicle and equipment under long-term operating leases from unrelated  third  parties.  The original  term of the leases is 12 to 36 months, beginning  February 2007 and through  various dates ending  September  2008.

Approximate  minimum lease  payments under these  operating  leases for the next five years are as follows:

     Years ending September 30:
         2008                               $  1,400,000
         2009                                  5,400,000
         2010                                  5,400,000
         2011                                  5,400,000
         2012                                  5,400,000

Note 6.        Related-Party Transactions

In September  2005, the Company  entered into an agreement that expired May 2007
(and was not  renewed)  with a  management  company  that  included a member and director on the board of  directors,  for  project  development  services  for a monthly  fee of  $10,000  per  month,  plus  actual  travel  and other  approved expenses.  The  agreement  also  included  a fee of up to  $1,600,000  for a 100 million  gallon per year plant that was due upon the  financial  closing for the project. Expenses under this agreement totaled $1,669,947, $132,545, $10,000 and
$1,812,492 for the year ended September 30, 2007, year ended September 30, 2006, period from March 28, 2005 (date of inception) to September 30, 2005, and period from March 28, 2005 (date of  inception)  to  September  30,  2007,respectively.
Financial close of the project occurred during the year ended September 30, 2007 and 135 Series A membership  units were issued directly to RDA's  principals for
$810,000 of the  $1,600,000  fee.  The total fee of  $1,600,000  included in the above expenses of $1,669,947 has been capitalized as deferred offering costs and will be amortized over the term of the senior secured debt.

In September  2006,  the Company  entered into a  design-build  agreement with a related  party,  a member  of the  Company,  for a  lump-sum  contract  price of
$118,000,000.  As part of the contract,  the Company was required to make a down payment of 10% of the original  contract price which  $2,000,000 was paid at the delivery of the letter of intent, an additional  $2,000,000 was paid in November
2006 when the Company broke escrow and the  remaining  $7,800,000 of the 10% was paid in January 2007. Monthly  applications will be submitted for work performed in the previous  period subject to retainage.  As of September 2007, the Company has incurred  approximately  $33,051,000 of  construction in progress under this contract.

                                      F-14

Southwest Iowa Renewable Energy, LLC
(A Development Stage Company)

Notes to Financial Statements
--------------------------------------------------------------------------------

Note 6.       Related Party Transactions (Continued)

The Company  entered into an agreement in October 2006 with a related  party,  a member of the Company,  to purchase all of the  distiller's  grains with soluble
(DGS) produced by the plant.  The Company agrees to pay a purchase price subject to the sales  price,  transportation  costs,  rail lease charge and a fixed rate marketing fee for the DGS produced.  The  agreement  commences  when the Company begins  producing  DGS and  continues  for ten years when it will  automatically renew for  successive  three-year  terms unless a one hundred eighty day written notice is given of either party's election not to renew before the expiration of the initial term or the then current  renewal term. In addition,  the Company is required to deliver written estimates of its anticipated  monthly DGS production annually and monthly.  The Company is required to pay a minimum annual marketing fee of $150,000. Beginning on the third anniversary of the effective date of the agreement and  thereafter,  the annual minimum amount and the purchase price may be adjusted  based on terms within the contract.  Either party may terminate the agreement based on specific guidelines in the agreement.

In October 2006,  the Company  entered into an agreement with a related party, a member of the Company,  to procure all grain required for the ethanol plant. The
Company agreed to pay an agency fee mutually  agreed to by both parties for corn delivered by truck or rail, with a minimum annual fee of $225,000. The agreement commences  when the Company  first needs corn for  production.  It is  currently anticipated  that this will occur September 2008 and will continue for ten years when it will  automatically  renew for successive  three-year terms unless a one hundred  eighty day written  notice is given of either  party's  election not to renew before the  expiration  of the initial  term or the then  current  renewal term.  Either party may terminate the agreement based on specific  guidelines in the agreement.

Note 7.       Commitments

The total cost of the project,  including the  construction of the ethanol plant and start-up expenses, is expected to be approximately $234,185,000. The Company is funding the development of the ethanol plant by using the total equity raised of $75,654,000 and financing of approximately  $126,000,000,  though the Company is not yet  able  to  borrow  under  such  financing  (see  Notes 3 and 8).  The additional project costs will be funded by other financing and equity sources.

In September  2006,  the Company  entered into an agreement  with a design-build contractor  for  construction  of the  ethanol  plant  for a lump  sum  price of
$118,000,000 (see Note 6). The agreement states that $11,800,000 will be paid in cash as a down payment to be applied toward  applications for payments.  Monthly applications will be submitted for work performed in the previous period subject to retainage.  As of September 30, 2007,  the Company  incurred  $33,051,062  of construction  in progress.  The Company has included in construction in progress payments  made  totaling  $40,058,658  to the  contractor  for  the  year  ended
September  30,  2007;  therefore  approximately  $78,000,000  future  commitment remains as of September  30, 2007 which is expected to be paid in 2008.  Of this total,  approximately $1,653,000 is included in accounts payable as of September
30, 2007.

The Company has also entered into various other  contracts  during 2006 and 2007 for the  construction  of the ethanol  plant,  office  building,  rail track and acquisition  of  equipment  totaling  approximately  $21,245,000  with a  future commitment  of  approximately  $9,600,000  as of September  30,  2007,  which is expected to be paid in 2008. Of this total, approximately $1,874,000 is included in accounts payable as of September 30, 2007.

                                      F-15

Southwest Iowa Renewable Energy, LLC
(A Development Stage Company)

Notes to Financial Statements
--------------------------------------------------------------------------------

Note 7.       Commitments (Continued)

In November 2006, the Company entered into an agreement with an unrelated entity for  marketing,  selling and  distributing  all of the  ethanol  produced by the
Company.  The Company will pay a fee mutually agreed to by both parties for each gallon of ethanol sold. This agreement shall be effective  through  December 31,
2010 and will renew annually until terminated by 90 days' written notice.  As of
September 30, 2007, the ethanol plant is not  operational and no amounts are due under this agreement.

In November  2006,  the Company  entered into an agreement with a related entity for marketing,  selling and distributing all of the distillers dried grains with solubles which are  by-products of the ethanol plant.  Under the agreement,  the
Company will pay a minimum  annual  marketing fee of $250,000.  The term of this agreement  shall be for ten years  commencing as of  completion  and start-up of production  of the plant.  As of September  30, 2007,  the ethanol  plant is not operational and no amounts are due under this agreement.

The Company has entered  into a steam  contract  with an  unrelated  party dated
January 22, 2007, under which the vendor agreed to provide the steam required by the  Company,  up to 475,000  pounds per hour.  The Company  agreed to pay a net energy  rate for all steam  service  provided  under the  steam  contract  and a monthly  demand charge for  condensate  not returned  (steam  delivered less the condensation  returned).  The net energy  rate is set for first three years then adjusted each year beginning on the third  anniversary  date. The steam contract will  remain in effect  for ten years from the  earlier of the date the  Company commences a continuous grind of corn for ethanol production, or January 1, 2009.

Note 8.       Going Concern

The  accompanying  financial  statements  have been  prepared  assuming that the
Company will continue as a going concern.  As of September 30, 2007, the Company currently has a funding shortfall of approximately $31,000,000 due to unforeseen increases  in plant  construction  costs.  This raises  doubt about  whether the
Company  will  continue  as a going  concern.  Until the  funding  shortfall  is resolved to the satisfaction of the lenders, the lenders have indicated they are not obligated to make construction advances needed to construct the plant.

The Company is presently negotiating with its lenders, potential bridge lenders, and its significant  equity holders to resolve the funding shortfall and achieve the ability to utilize the debt financing it has in place. Such negotiations may result in additional debt incurred by the Company and the issuance of additional equity.

The  Company  has been in  communication  with its  lender as to the steps it is currently taking to resolve the funding shortfall, but there can be no assurance that the lender will make advances  given the funding  shortfall.  The Company's ability to continue as a going concern is dependent on the Company's  ability to fund the  shortfall  and the  lender's  willingness  to accept  the terms of the bridge financing.

Management  anticipates that if bridge financing cannot be obtained,  or it will not satisfy the bank  requirements,  the  Company may raise  additional  capital through the sale of additional membership units. However,  there is no assurance that the Company would be able to raise the desired capital.

                                       1

Exhibit Index

Exhibit numbers 10.36 and 10.37 are management contracts.

2        Omitted - Inapplicable.
3(i)     Articles of  Organization,  as filed with the Iowa  Secretary  of State on
         March 28, 2005.  4(i) Amended and Restated  Operating  Agreement dated
         March 30, 2007.
9        Omitted - Inapplicable.
10.1     Agreement  dated  October 13, 2006  between  Southwest  Iowa  Renewable
         Energy,  LLC and Bunge North  America,  Inc.  Portions of the Agreement
         have been omitted pursuant to a request for confidential treatment.
10.2     Ethanol   Merchandising   Agreement  dated  November  1,  2006  between
         Southwest Iowa Renewable Energy, LLC and Lansing Ethanol Services, LLC.
         Portions of the Agreement  have been omitted  pursuant to a request for confidential treatment.
10.3     Assignment of Ethanol  Merchandising  Agreement dated May 2, 2007 between
         AgStar Financial  Services,  PCA and Southwest Iowa Renewable Energy, LLC.
10.4     Executed  Steam  Service   Contract  dated  January  22,  2007  between
         Southwest Iowa Renewable  Energy,  LLC and MidAmerican  Energy Company.
         Portions of the Contract  have been  omitted  pursuant to a request for confidential treatment.
10.5     Assignment of Steam Service Contract dated May 2, 2007 between  Southwest
         Iowa Renewable  Energy,  LLC and AgStar Financial Services, PCA.
10.6     Electric  Service  Contract dated  December 15, 2006 between  Southwest
         Iowa  Renewable  Energy,  LLC and MidAmerican Energy Company.
10.7     Assignment of Electric Service  Contract dated May 2, 2007 between
         Southwest Iowa Renewable  Energy,  LLC and AgStar Financial Services, PCA.
10.8     Distillers  Grain  Purchase  Agreement  dated  October 13, 2006 between
         Southwest Iowa  Renewable  Energy,  LLC and Bunge North  America,  Inc.
         Portions of the Agreement  have been omitted  pursuant to a request for confidential treatment.
10.9     Assignment of Distillers  Grain  Purchase  Agreement  dated May 2, 2007 between  Southwest  Iowa Renewable Energy, LLC and AgStar Financial
         Services, PCA.
10.10    Grain  Feedstock  Agency  Agreement  dated  October  13,  2006  between
         Southwest Iowa Renewable Energy,  LLC and AGRI-Bunge,  LLC. Portions of
         the Agreement have been omitted  pursuant to a request for confidential treatment.
10.11    Assignment  of Grain  Feedstock  Agency  Agreement  dated May 2, 2007 between  Southwest  Iowa  Renewable Energy, LLC and AgStar Financial
         Services, PCA.
10.12    Agreement  between  Owner  and  Design/Builder  Based on The Basis of a
         Stipulated  Price dated  September  25,  2006  between  Southwest  Iowa
         Renewable Energy, LLC and ICM, Inc. Portions of the Agreement have been omitted pursuant to a request for confidential treatment.
10.13    Railcar Sublease  Agreement dated June 25, 2007 between  Southwest Iowa
         Renewable  Energy,  LLC and Bunge North America,  Inc.  Portions of the
         Agreement  have been  omitted  pursuant to a request  for  confidential treatment.
10.14    Credit  Agreement  dated May 2, 2007 between  Southwest Iowa Renewable
         Energy,  LLC and AgStar  Financial Services, PCA.
10.15    Security  Agreement dated May 2, 2007 between  Southwest Iowa Renewable
         Energy,  LLC and AgStar Financial Services, PCA.
10.16    Mortgage,  Security Agreement  Assignment of Rents and Leases and Fixture
         Filing dated May 2, 2007 between Southwest Iowa Renewable Energy, LLC and AgStar Financial Services, PCA.
10.17    Environmental  Indemnity  Agreement  dated May 2, 2007 between  Southwest
         Iowa Renewable  Energy,  LLC and AgStar Financial Services, PCA.
10.18    Convertible  Note dated May 2, 2007 made by Southwest  Iowa Renewable
         Energy,  LLC in favor of Monumental Life Insurance Company.
10.19    Convertible  Note  dated May 2, 2007 made by  Southwest  Iowa  Renewable
         Energy,  LLC in favor of Metlife Bank, N.A.
10.20    Convertible  Note dated May 2, 2007 made by  Southwest  Iowa  Renewable
         Energy, LLC in favor of Cooperative Centrale Raiffeisen-Boerenleenbank,
         B.A.

10.21    Convertible Note dated May 2, 2007 made by Southwest Iowa Renewable
         Energy,  LLC in favor of Metropolitan Life Insurance Company.
10.22    Convertible  Note  dated  May 2, 2007  made by  Southwest  Iowa  Renewable
         Energy,  LLC in favor of First National Bank of Omaha.
10.23    Revolving Line of Credit Note made by Southwest Iowa Renewable  Energy,
         LLC in favor of Cooperative Centrale Raiffeisen-Boerenleenbank, B.A.
10.24    Revolving Line of Credit Note made by Southwest Iowa Renewable  Energy,
         LLC in favor of Metropolitan Life Insurance Company.
10.25    Revolving  Line of Credit Note made by Southwest  Iowa  Renewable Energy,
         LLC in favor of First National Bank of Omaha.
10.26    Term Revolving Note made by Southwest Iowa Renewable Energy, LLC in favor of Metlife Bank, N.A.
10.27    Term  Revolving  Note made by  Southwest  Iowa  Renewable  Energy,  LLC in favor of  Cooperative  Centrale Raiffeisen-Boerenleenbank, B.A.
10.28    Term Revolving Note made by Southwest Iowa Renewable  Energy,  LLC in favor of Metropolitan Life Insurance Company.
10.29    Term  Revolving  Note made by Southwest  Iowa  Renewable  Energy,  LLC in favor of First  National Bank of Omaha.
10.30    Lien  Subordination  Agreement  dated May 2, 2007 among  Southwest Iowa
         Renewable  Energy,  LLC,  AgStar  Financial  Services,   PCA  and  Iowa
         Department of Economic Development.
10.31    Value Added Agricultural Product Marketing  Development Grant Agreement
         dated November 3, 2006 between Southwest Iowa Renewable Energy, LLC and the United States of America.
10.32    Engineering  Services  Agreement dated November 27, 2006 between Southwest
         Iowa Renewable Energy,  LLC and HGM Associates, Inc. Portions of the Agreement
         have been omitted  pursuant to a request for confidential treatment.
10.33    Fee Letter dated May 2, 2007 between Southwest Iowa Renewable Energy,
         LLC and AgStar Financial  Services, PCA.
10.34    Design-Build  Agreement dated December 18, 2006 between  Southwest Iowa
         Renewable  Energy,  LLC and Todd & Sargent, Inc.
10.35    Master Contract dated November 21, 2006 between Southwest Iowa Renewable
         Energy,  LLC and Iowa Department of Economic Development.
10.36    Employment Agreement dated January 31, 2007 between Southwest Iowa
         Renewable Energy LLC and Mark Drake.
10.37    Employment  Agreement  dated  January 31,  2007  between  Southwest  Iowa
         Renewable Energy, LLC and Mark Drake. 10.37 Letter Agreement dated
         July 23, 2007 between Southwest Iowa Renewable Energy,  LLC and Cindy
         Patterson.

11       Omitted - Inapplicable.
12       Omitted - Inapplicable.
16       Omitted - Inapplicable.
24       Omitted - Inapplicable.